Exhibit 99.1

Execution Version

Dated August 23, 2013

TURQUOISE HILL RESOURCES LTD.

(as Borrower)

and

RIO TINTO SOUTH EAST ASIA LIMITED

(as Lender)

US DOLLAR 600,000,000 MEDIUM TERM SECURED OT BRIDGE FUNDING AGREEMENT

THIS AGREEMENT is made as of the 23rd day of August, 2013 between

(1)	TURQUOISE HILL RESOURCES LTD., a corporation continued under the laws of the Yukon Territory, as borrower (the “Borrower”); and

(2)	RIO TINTO SOUTH EAST ASIA LIMITED, a company incorporated under the laws of England and Wales, as lender (“RTSEA”).

WHEREAS RTIH, the Borrower and RTSEA have entered into a binding term sheet dated as of August 7, 2013 (the “Binding Term Sheet”) providing for a financing plan that is intended to address the anticipated medium term external funding needs of the Borrower in connection with the OT Project (as such term is defined herein), with appropriate allowances for contingencies;

AND WHEREAS pursuant to the Binding Term Sheet, (i) RTSEA has agreed to provide the Bridge Facility (as such term is defined herein) to the Borrower for the purpose of initially refinancing all amounts outstanding under the existing Short Term Loan Agreement (as such term is defined herein), and thereafter funding expenditures incurred in connection with the OT Project, upon and subject to the terms and conditions set out in this Agreement, and (ii) concurrently with the entering into of this Agreement, RTIH (as such term is defined herein), the Borrower and RTSEA have entered into the 2013 MOA (as such term is defined herein);

NOW THEREFORE, in consideration of the covenants and agreements herein contained, it is agreed as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

(a)	The terms hereinafter defined shall, for all purposes of this Agreement, have the meanings set out below unless the context otherwise requires:

“2012 MOA” means the memorandum of agreement dated April 17, 2012 among RTIH, the Borrower and RTSEA as amended by the 2012 MOA Amending Agreement and as it may be further amended, supplemented or restated from time to time;

“2012 MOA Amending Agreement” means the amending agreement to the 2012 MOA dated as of May 22, 2012 between RTIH, the Borrower, and RTSEA and as it may be further amended, supplemented or restated from time to time;

“2013 MOA” means the memorandum of agreement dated as of the date hereof among RTIH, the Borrower and RTSEA, as it may be amended, supplemented or restated from time to time;

“2013 Rights Offering” has the meaning given to such term in the 2013 MOA;

“ACAA” means the acknowledgement, consent and amending agreement between the Borrower, RTIH and certain others dated October 6, 2009, as it may be amended, supplemented or restated from time to time in accordance with the terms thereof;

“Additional Funding” has the meaning given to such term in the RT/IVN Governance Agreement;

“ADSR Certificate” has the meaning given to such term in the 2012 MOA;

“Affiliate” means, in respect of a specified person, any person which Controls, is Controlled by, or is under common Control with, such specified person and, in the case of the Lender or any member of the Rio Tinto Group, “Affiliate” includes any member of the Rio Tinto Group but excludes the Borrower and its Subsidiaries and, in the case of the Borrower or any of its Subsidiaries, excludes any member of the Rio Tinto Group;

“Agreed Currency” has the meaning given to such term in Subsection 15.17(a);

“Agreement” means this medium term secured OT bridge funding agreement, including its recitals and schedules;

“Applicable Laws” means all applicable laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licences, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether federal, provincial, territorial, municipal or local, whether domestic or foreign, and whether legislative, administrative or judicial in nature, and “Applicable Law” means any of the foregoing;

“Aruba Holdings” means THR Aruba Holdings LLC A.V.V. (formerly known as Ivanhoe Mines Aruba Holdings LLC A.V.V.);

“Aruba Holdings Pledge Agreement” has the meaning given to such term in Schedule K attached hereto;

“Availability Period” means the period from and including the date of this Agreement to the date which is the earlier of (i) the date immediately preceding the Maturity Date, (ii) the date on which the maximum principal amount of the Bridge Facility has been disbursed to the Borrower in accordance with the terms of this Agreement and (iii) the date of termination of this Agreement pursuant to Section 7.4;

“Available OT Funds” means, as of the date of a given Funding Request, the amount then standing to the credit of the Borrower in the OT Account less the Permitted THR Account Reserve, provided that for the purposes of this Agreement, the Available OT Funds shall not be less than zero at any time;

“B.C. Securities Act” means the Securities Act (British Columbia);

“Belastingdienst” has the meaning given to such term in Subsection 2.2(b);

“Binding Term Sheet” has the meaning given to such term in the recitals hereto;

“Borrower” has the meaning given to such term in the recitals hereto;

“Borrower and THR Mines Deed of Pledge of Intercompany Debt” has the meaning given to such term in Schedule K attached hereto;

“Borrower BC Pledge Agreement” has the meaning given to such term in Schedule K attached hereto;

“Borrower Change of Control” means any person, or group of persons acting jointly or in concert (other than one or more members of the Rio Tinto Group), acquiring beneficial ownership of more than fifty per cent (50%) of the outstanding Borrower Shares;

“Borrower Continuous Disclosure Documents” means, at any time, the following continuous disclosure documents filed by the Borrower (a) pursuant to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities, as amended and (b) with the United States Securities and Exchange Commission;

(i)	the Borrower’s then most recently filed annual information form;

(ii)	the Borrower’s then most recently filed audited annual consolidated comparative financial statements, together with the notes thereto and the auditors’ report thereon and including management’s discussion and analysis of financial condition and results of operations for the periods reported upon;

(iii)	the Borrower’s unaudited interim comparative consolidated financial statements, including management’s discussion and analysis of financial condition and results of operations for periods to which such financial statements relate, filed since the end of the financial year of the Borrower to which the Borrower’s then most recently filed audited annual consolidated comparative financial statements relate;

(iv)	all management proxy circulars filed by the Borrower during the twelve (12) months preceding such time;

(v)	all material change reports filed by the Borrower since the beginning of the Borrower’s then current financial year; and

(vi)	the Borrower’s then most recently filed annual report on Form 40-F;

“Borrower Holdcos” means collectively, Delaware Holdings, Aruba Holdings, THR BVI, THR Mines, Turquoise Hill Coop, OT NBV, Movele, Turquoise Hill Luxembourg and any other Subsidiary of the Borrower through which the Borrower directly or indirectly owns a beneficial interest in OT LLC from time to time or through which the Borrower directly or indirectly provides funding to OT LLC from time to time and “Borrower Holdco” means any of the Borrower Holdcos;

“Borrower Share” means a common share without par value in the capital of the Borrower;

“Borrower Subsidiary” means any Subsidiary of the Borrower;

“Borrower Turquoise Hill Coop Deed of Pledge of Membership Interest” has the meaning given to such term in Schedule K attached hereto;

“Breakage Costs” means the amount (if any) by which, as calculated by the Lender acting reasonably:

(i)	the interest which the Lender should have received for any amount of principal prepaid under the Bridge Facility on any day prior to the applicable Payment Date had that amount of principal been received on such Payment Date as calculated for the period starting on and inclusive of the Business Day following receipt of such principal prepayment and ending on and inclusive of such Payment Date exceeds

(ii)	the amount which the Lender would be able to obtain by placing an amount equal to the relevant principal amount on deposit with a leading bank in the London interbank market for a period starting on and inclusive of the Business Day following receipt of such principal prepayment and ending on and inclusive of such Payment Date;

“Bridge Facility” means the non-revolving secured bridge credit facility established by the Lender in favour of the Borrower hereunder and made available to the Borrower by the Lender under the terms and conditions of this Agreement in a principal amount of up to US$600,000,000;

“Bridge Funding Facility Documents” means, collectively, this Agreement, each Collateral Document, each standing and irrevocable direction delivered in connection with this Agreement and any other documents, agreements or instruments entered into in connection with any of the foregoing;

“Business Day” means any day other than a Saturday or Sunday upon which banks in Vancouver, British Columbia and London, England are ordinarily open for business;

“Canadian Securities Laws” means, collectively, the B.C. Securities Act and the applicable securities laws of the other provinces and territories of Canada, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian securities regulatory authorities;

“Capital Lease” means a capital lease or a lease that should be treated as a capital lease under GAAP;

“Closing Date” means the date on which this Agreement has become effective in accordance with Section 4.1;

“Collateral” means all real and personal property (and the rents, insurance proceeds, issuer profits, proceeds and products of the foregoing) which are subject, or intended or required to become, subject to the Encumbrances granted under each Collateral Document in accordance with the terms of this Agreement;

“Collateral Documents” means collectively, the documents from time to time creating an Encumbrance over all Collateral in favour of, or any other collateral held from time to time by the Lender, in each case securing or intending to secure repayment of the Obligations and the IFF Obligations, including the General Security Agreement and the Pledge Agreements, each a “Collateral Document”;

“Commencement of Production” has the meaning given to such term in Chapter 16 of the OT Investment Agreement and any capitalized term embedded therein will, for the purpose of such definition, only have the meaning given to such term pursuant to the OT Investment Agreement;

“Commitment Fee” has the meaning given to such term in Section 8.1;

“Commitment Fee Rate” means an amount per annum equal to 40% of the Margin;

“Constating Documents” means the charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws and any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;

“Contingent Obligation” means, with respect to any person, any obligation, whether secured or unsecured, of such person guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such person, whether or not contingent, (i) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (ii) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (iv) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation does not include endorsements of instruments for deposit or collection in the ordinary course of business;

“Control” used as a verb means, with respect to a body corporate, the right in all circumstances, directly or indirectly, to exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and, when used with respect to any other person, means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers;

“Debt” means, with respect to any person, all obligations that, in accordance with GAAP, would then be classified as a liability of such person, and, without limitation, includes, with respect to such person:

(i)	an obligation in respect of borrowed money or for the deferred purchase price of assets, property or services or an obligation that is evidenced by a note, bond, debenture or any other similar instrument;

(ii)	a transfer with recourse or with an obligation to repurchase, to the extent of the liability of such person with respect thereto;

(iii)	an obligation under a Capital Lease;

(iv)	an obligation under a residual value guarantee made with respect to an operating lease in which such person is the lessee;

(v)	a reimbursement obligation or other obligation in connection with a bankers’ acceptance or any similar instrument, or letter of credit or letter of guarantee issued by or for the account of such person;

(vi)	a Contingent Obligation to the extent that the primary obligation so guaranteed would be classified as “Debt” (within the meaning of this definition) of such person; or

(vii)	any shares in the capital of such person that are redeemable or retractable at the option of the holder of such shares for cash or obligations constituting Debt or any combination thereof;

provided, however, that there shall not be included for the purpose of this definition any obligation that is on account of trade accounts payable incurred which are in the ordinary course of business provided such trade accounts payable are not delinquent and in no event are outstanding for more than ninety (90) days;

“Delaware Holdings” means THR Delaware Holdings, LLC;

“Delaware Holdings Pledge Agreement” has the meaning given to such term in Schedule K attached hereto;

“Disclosed Encumbrances” means the Encumbrances set out in Schedule A;

“Distributed OT Cash Flow” means, in respect of any period, any cash or cash equivalents that are paid or otherwise transferred (or which save for the provisions of the standing payment directions provided by OT LLC or Erdenes to the Rio Tinto Manager would have been paid) during such period from OT LLC:

(i)	to or for the account of the Borrower or any of its Subsidiaries; or

(ii)	to any member of the Rio Tinto Group (or any third party to which the Lender’s rights under this Agreement or the OT Interim Funding Agreement may be assigned or transferred, as applicable, as permitted hereby or thereby) at the direction of the Borrower or any of its Subsidiaries in satisfaction of amounts otherwise payable or transferable to the Borrower or any of its Subsidiaries, including for greater certainty (a) any amounts paid or transferred as repayments of shareholder loans, payments on the redemption of shares or cash dividends, (b) cash distributions (but not accruals) on account of the Management Services Payment (it being acknowledged that the Borrower and RTIH have agreed pursuant to the terms of the Heads of Agreement that the Management Services Payment may be accrued by OT LLC until the Commencement of Production), (c) any amounts paid or transferred as repayments of any Outstanding Balance (as such term is defined in the OT Shareholders Agreement) by Erdenes to the Borrower pursuant to the OT Shareholders Agreement and any other amounts paid or transferred by Erdenes to any Subsidiary of the Borrower under the OT Shareholders Agreement, (d) any amounts paid or transferred as payments for the account of the Borrower or any of its Subsidiaries on the sale of OT LLC shares if such sale is required by GOM or otherwise and (e) any other amounts paid or transferred to or for the account of the Borrower, any of its Subsidiaries, any such other member of the Rio Tinto Group or any such third party as aforesaid with funds derived in any manner whatsoever from the OT Project;

“Drawdown Conditions” means, at the time of each advance of a Loan under this Agreement, each of the following: (i) there is no availability of funds under the Interim Funding Facility (or if there is availability of funds under the Interim Funding Facility, the amount available to the Borrower thereunder is insufficient to meet the applicable Funding Call Deficiency in full), (ii) after the application of such Loan in accordance with the terms of this Agreement and after the payment of all fees to members of the Rio Tinto Group due and owing at the date of such advance, the Borrower has no remaining or other sources of funds at the time of such advance other than US$30,000,000 in the aggregate and (iii) there are undrawn funds available to the Borrower under the Bridge Facility;

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge or any title defect of whatever kind of nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);

“Environmental Claims” means any and all enforcement, clean-up, remedial or other governmental or regulatory actions, orders, directions or proceedings instituted, pending or completed or, to the best of the knowledge of the Borrower, after due inquiry, threatened or anticipated pursuant to any Environmental Laws, and all claims made or, to the best of the knowledge of the Borrower, after due inquiry, threatened, by any third party against the Borrower, or any Material Subsidiary relating to damage, contribution, costs recovery, compensation, loss or inquiry resulting from any violation or alleged violation of any Environmental Laws;

“Environmental Laws” means laws relating to environmental matters, including abatement of pollution, protection from harm or damage to the environment, protection of wildlife and other living organisms, including endangered species, ensuring public safety from environmental hazards, protection of cultural or historic resources, management, storage or control of Hazardous Substances, releases or threatened releases of Hazardous Substances as wastes into the environment, including air, surface water and groundwater, and all other Applicable Laws relating to the generation, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances;

“Erdenes” means prior to April 20, 2012, Erdenes MGL LLC and on or subsequent to April 20, 2012, Erdenes Oyu Tolgoi LLC;

“Event of Default” has the meaning given to such term in Section 14.1;

“Existing Licenses” means, collectively, those mining licences, the licence numbers and co-ordinates of which are listed in Schedule B hereto, relating to the OT Project issued by the Mineral Resources and Petroleum Authority of Mongolia;

“Existing NDA” has the meaning given to such term in Subsection 9.2(a);

“Expropriation Event” has the meaning given to such term in Subsection 14.1(m)(i);

“Final Documentation” means, collectively, the RT/IVN Governance Agreement, the OT Management Agreement and the OT Interim Funding Agreement;

“Financial Institution” has the meaning given to such term in Subsection 1.8(d)(ii);

“Front End Fee” has the meaning given to such term in Section 8.2;

“Funding Call”, in respect of a calendar month, means the requested funding specified in a Funding Request, and being the amount by which Required Funds exceeds Available OT Funds;

“Funding Call Deficiency” means, in relation to a Funding Call, an amount equal to the lesser of (i) such Funding Call, (ii) the amount by which the principal amount available for drawdown under the Interim Funding Facility would be insufficient to fund such Funding Call, and (iii) the principal amount remaining available for drawdown by the Borrower under the Bridge Facility pursuant to the terms and conditions of this Agreement;

“Funding Date” means, unless otherwise agreed in writing between the Lender and the Borrower, the date of the last Business Day in a calendar month on which a Loan is to be made to the Borrower pursuant to a Funding Request delivered in accordance with this Agreement and the Heads of Agreement during such calendar month;

“Funding Holdco” means, as at the date of this Agreement, OT NBV and, following the date of this Agreement, each other Subsidiary of the Borrower to or in which the proceeds of a Loan may be directly or indirectly invested pursuant to Subsection 2.3(a);

“Funding Notice” has the meaning given to such term in the Heads of Agreement and being substantially in the form attached as Schedule N to the Heads of Agreement;

“Funding Request” means a request and certificate duly executed by a senior officer of the Borrower, substantially in the form attached hereto as Schedule H with such additional certification by the Borrower as required by pursuant to Subsection 4.2(d), Subsection 4.2(e), Subsection 4.2(f), Subsection 4.2(k) and otherwise;

“GAAP” has the meaning given to such term in Section 1.3;

“General Security Agreement” means the general security agreement dated as of the date hereof between the Borrower and the Lender and in substantially the form attached hereto as Schedule D;

“GOM” means the Government of Mongolia;

“Governmental Authority” means any national, central, federal, provincial, state, municipal, county or other government or regional authority, whether executive, legislative or judicial, and includes any ministry, department, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof;

“Hazardous Substance” means any substance or material whether natural or artificial and whether in solid or liquid form or in the form of a gas or vapour whether alone or in combination (chemically or physically) with any other substance that is causing or capable of causing harm to any living organism or damage to the environment;

“Heads of Agreement” means the heads of agreement dated as of December 8, 2010 between RTIH and the Borrower, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“IFF Obligations” means all of the obligations of the Borrower to RTSEA under the OT Interim Funding Agreement and the other Interim Funding Facility Documents, including all debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lender in any currency remaining unpaid by the Borrower to RTSEA under or in connection with the OT Interim Funding Agreement and the other Interim Funding Facility Documents whether arising from dealings between RTSEA and the Borrower or from any other dealings or proceedings by which RTSEA may be or becomes in any manner whatever a creditor of the Borrower pursuant to the OT Interim Funding Agreement and the other Interim Funding Facility Documents and wherever incurred by the Borrower alone or with others and whether as principal or security and all interest, fees and other costs, charges and expenses relating thereto;

“IFRS” means International Financial Reporting Standards as issued from time to time by the International Accounting Standards Board (or its relevant successor body) and interpretations issued from time to time by the International Financial Reporting Interpretations Committee (or its relevant successor body);

“Indemnified Taxes” has the meaning given to such term in Subsection 9.1(b);

“Initial PF Fee Requirements” means all fees required to be paid (including to RTIH or any Affiliate of RTIH) in connection with the OT Project Financing prior to the first advance thereunder;

“Inter-Company Debt” means Debt incurred by a Borrower Holdco or OT LLC that has been funded by the Borrower or another Borrower Holdco and evidenced by an inter-company promissory note or other instrument that can be perfected by possession by the Lender;

“Interim Funding Facility” means the non-revolving interim credit facility made available to the Borrower by the Lender pursuant to the terms of the OT Interim Funding Agreement in the principal amount of up to US$1.8 billion (subject to adjustment in accordance with the terms thereof);

“Interim Funding Facility Documents” has the meaning given to the term “Facility Documents” in the OT Interim Funding Agreement and any capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the OT Interim Funding Agreement;

“Investment” means an “investment” as defined in subsection 212.3(10) of the Tax Act;

“Lender” means, at the date hereof, RTSEA or, if applicable, following the date hereof, (i) any other member of the Rio Tinto Group to whom RTSEA may have transferred its rights and obligations under this Agreement pursuant to Subsection 1.8(d), (ii) any Financial Institution to whom RTSEA may have transferred its rights and obligations under this Agreement pursuant to Subsection 1.8(d) or (iii) any other person to whom RTSEA may have transferred its rights and obligations under this Agreement pursuant to Section 1.8(e) and, in any such case, which accedes to this Agreement in accordance with the terms hereof;

“LIBOR Rate” means in relation to any interest period, the interest rate expressed as a percentage per annum calculated on the basis of a 360 day year equal to the rate at which deposits in US Dollars are offered in the London interbank market for a term comparable to such period, or such other period as specified herein quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association at or about 11 a.m. (London time) on the second business day in London prior to the first day of such period, and accessed through the appropriate Bloomberg page (or such other page as may replace such page on such service or system, or on another service or system designated by the British Bankers’ Association for the purpose of displaying the rates (expressed to five decimal places) at which dollar deposits are offered by leading banks in the London interbank market) provided that if no rate is quoted as the Official BBA LIBOR Fixing for such term conducted by the British Bankers’ Association for such interest period, there shall be taken instead the arithmetic mean of the rates quoted to the Lender by three leading banks selected by the Lender in the London interbank market, at or about 11 a.m. (London time) two business days in London before the first day of such interest period for the making of deposits in US Dollars for a term comparable to such period, provided further that if no rate is quoted to the Lender by three leading banks selected by the Lender in the London interbank market, the LIBOR Rate shall be determined by the Lender acting reasonably;

“Loans” means collectively, all advances to the Borrower under the Bridge Facility and each such advance, a “Loan”;

“Management Services Payment” means the management services payment under Section 7.4 of the OT Shareholders Agreement and equivalent provisions of earlier versions of such agreement;

“Margin” means 500 basis points;

“Material Adverse Effect” means, in the sole opinion of the Lender, acting reasonably, the effect of any event or circumstance which is or is likely to be materially (i) adverse to the ability of the Borrower or any of its Material Subsidiaries to perform or comply with its obligations under any of the Transaction Documents, (ii) prejudicial to the business, operations or financial condition of the Borrower, or of the Material Subsidiaries (other than SGER and its Subsidiaries) taken as a whole, or (iii) adverse to the ability of the Borrower or any of its Material Subsidiaries (other than SGER and its Subsidiaries), or the Rio Tinto Manager, to develop and operate the OT Project in accordance with the most recent plan and budget for the OT Project approved from time to time by the Technical Committee and the board of directors of OT LLC;

“Material Subsidiary” means, collectively, (i) OT LLC and each other Subsidiary of the Borrower through which the Borrower beneficially owns, directly or indirectly, any interest in OT LLC, the OT Project or any mineral resource situated in Mongolia from time to time and (ii) any other direct or indirect Subsidiary or Affiliate of the Borrower that loans money to OT LLC or any other Subsidiary of the Borrower through which the Borrower beneficially owns, directly or indirectly, any interest in OT LLC, the OT Project or any mineral resource situated in Mongolia from time to time, and, as at the date of this Agreement, includes Delaware Holdings, Aruba Holdings, THR BVI, THR Mines, Turquoise Hill Coop, OT NBV, Movele, Turquoise Hill Luxembourg, SGER and certain of the Subsidiaries of SGER;

“Maturity Date” means the date that is the earliest of (i) December 31, 2013 and (ii) the date on which the Obligations otherwise become due and payable in accordance with the terms of this Agreement including, for greater certainty, pursuant to Subsection 7.2(f);

“Movele” means Movele S.à.r.l.;

“Movele Pledge Agreement” has the meaning given to such term in Schedule K attached hereto;

“NASDAQ” means the NASDAQ Stock Market;

“Net Proceeds” means, (a) with respect to any sale or other disposition of Non-OT Assets by the Borrower or any of its Subsidiaries (including dividends received on the shares of SGER) other than a sale or disposition of property of its Subsidiaries or their Subsidiaries, the securities of which are listed or quoted on a recognized securities exchange or recognized quotation system, the aggregate fair market value of proceeds of such disposition (whether such proceeds are in the form of cash or other property or part cash and part other property) net of reasonable, direct transaction costs and expenses incurred in connection with such disposition and, if applicable, any Taxes reasonably estimated to be actually payable by the Borrower, within the current or immediately succeeding tax year as a result of any gain recognized in connection therewith and (b) with respect to the 2013 Rights Offering and any placement or other issuance of Borrower Shares, the aggregate fair market value of proceeds of such equity issuance (whether such proceeds are in the form of cash or other property or part cash and part other property) net of reasonable bona fide direct transaction costs and expenses incurred in connection therewith;

“Non-Material Subsidiary” means a Subsidiary of the Borrower which is not a Material Subsidiary;

“Non-OT Assets” means those mineral resource interests and assets held, directly or indirectly by the Borrower, other than the OT Project;

“Notice” has the meaning given to such term in Section 15.5;

“NYSE” means the New York Stock Exchange;

“Obligations” means all obligations of the Borrower to the Lender under or in connection with this Agreement or any other Bridge Funding Facility Documents, including all Debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lender in any currency remaining unpaid by the Borrower to the Lender under or in connection with this Agreement or any other Bridge Funding Facility Document whether arising from dealings between the Lender and the Borrower or from any other dealings or proceedings by which the Lender may be or becomes in any manner whatever a creditor of the Borrower pursuant to this Agreement or any other Bridge Funding Facility Document, and wherever incurred, and whether incurred by the Borrower alone or with another or others and whether as principal or surety, and all interest, fees and other costs, charges and expenses relating thereto;

“Obligors” means collectively, the Borrower and each Borrower Holdco, each, an “Obligor”;

“Official” means any officer of a political party or candidate for political office or any officer or employee of a Governmental Authority or of a public international organization;

“Offshore Accounts” has the meaning given to such term in Section 10.1, each such account an “Offshore Account”;

“Operations” has the meaning given to such term in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA;

“OT Account” means the US Dollar account in the name of the Borrower (which, as at the date of this Agreement, is [*****] [Bank account information redacted as commercially sensitive information.] held with Canadian Imperial Bank of Commerce in Vancouver, British Columbia, Canada established pursuant to Section 26 of the Heads of Agreement;

“OT Cash Call Account” has the meaning given to such term in Schedule J;

“OT Interim Funding Agreement” means the terms and conditions set out in Schedule D to the Heads of Agreement, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“OT Investment Agreement” means the investment agreement between the Borrower, OT LLC, RTIH and GOM dated October 6, 2009, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“OT LLC” means Oyu Tolgoi LLC;

“OT Management Agreement” means the terms and conditions set out in Schedule F to the Heads of Agreement, or, following its execution, the Oyu Tolgoi management agreement contemplated to be entered into between the Rio Tinto Manager and OT LLC pursuant to Section 52(b) of the Heads of Agreement, in either case as it may be amended, supplemented or restated from time to time in accordance with the terms thereof;

“OT NBV” means Oyu Tolgoi Netherlands B.V.;

“OT NBV Deed of Pledge of Inter-Company Debt” has the meaning given to such term in Schedule K attached hereto;

“OT Payment” means the 2% net smelter returns entitlement in respect of the OT Project from OT LLC purchased by the Borrower from BHP Minerals International Exploration Inc. pursuant to an agreement evidenced by a letter of BHP Minerals International Exploration Inc. dated October 31, 2003 accepted by the Borrower on November 1, 2003;

“OT Project” means the Oyu Tolgoi copper and gold mineral development project, and all associated infrastructure wheresoever situated, including:

(i)	those geographical areas in the Omnigov Aimag of Mongolia that are the subject of the Existing Licenses; and

(ii)	all geographical areas situated within a fifty (50) kilometre radius of the outer perimeter of the geographical areas that are the subject of the Existing Licenses in which OT LLC or any of its Affiliates now holds, or hereafter acquires, an interest of any nature whatsoever;

“OT Project Financing” means a comprehensive project financing for the OT Project acceptable to each of the Borrower, RTIH and the board of directors of OT LLC, each acting reasonably, in an amount of approximately US$3.0 to US$4.0 billion from a group of third party lenders;

“OT Project Financing Permitted Debt” means Debt in respect of the OT Project Financing;

“OT Right of First Refusal” has the meaning given to such term in the PPA;

“OT Shareholders Agreement” means the amended and restated shareholders’ agreement in relation to OT LLC among OT LLC, THR BVI, OT NBV and Erdenes dated as of June 8, 2011, as it may be further amended, supplemented or restated from time to time in accordance with the terms thereof;

“Parties” means the Lender and the Borrower collectively, and “Party” means either of them;

“Payment Currency” has the meaning given to such term in Subsection 15.17(a);

“Payment Date” has the meaning given to such term in Section 6.3 of this Agreement;

“Permitted Debt” means (i) Debt under this Agreement; (ii) Debt under the OT Interim Funding Agreement; (iii) Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Schedule C hereto as such Schedule may be revised from time to time with the prior written consent of the Lender; (iv) guarantees granted by the Borrower in relation to any Debt of Material Subsidiaries (other than SGER and its Subsidiaries) in favour of the parties and in the amounts specified in Schedule C hereto as such Schedule may be revised from time to time with the prior written consent of the Lender; (v) any parent guarantee or letter of credit issued after the date of this Agreement by or for the account of the Borrower in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary (other than SGER and its Subsidiaries) to such third party in furtherance of the plan and budget approved from time to time by the Technical Committee and the board of directors of OT LLC for the OT Project; (vi) any parent guarantee granted by the Borrower in the ordinary course of business in relation to any Subsidiary (other than SGER and its Subsidiaries) for business related office equipment leases, including photocopiers, office furniture and computers; (vii) Debt of the Borrower for business related office equipment leases, including photocopiers, office furniture and computers; (viii) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (ix) Debt existing on the date of this Agreement secured by Disclosed Encumbrances; (x) OT Project Financing Permitted Debt provided that the terms of such OT Project Financing Permitted Debt will permit the Borrower to fully comply with its obligations under Subsection 7.2(f) hereof and Section 8(e) of the OT Interim Funding Agreement, provided that if the terms of such OT Project Financing Permitted Debt does not comply with Section 8(e) of the OT Interim Funding Agreement and Subsection 7.2(f) hereof, such Debt will not be Permitted Debt and will be deemed never to have been Permitted Debt; (xi) Debt which constitutes Additional Funding; and (xii) until the Short Term Loan Maturity Date, Debt under the Short Term Loan Agreement;

“Permitted Encumbrance” means at any time and from time to time:

(i)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to Applicable Law;

(ii)	the Encumbrance of taxes and assessments for the then current year, the Encumbrance for taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(iii)	cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemens’, carriers’ and other similar Encumbrances;

(iv)	security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(v)	easements, rights of way and servitudes in existence at the date of this Agreement and future easements, rights of way and servitudes which in the reasonable opinion of the Lender will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by the Borrower or its Subsidiaries;

(vi)	all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by the Borrower or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain an Encumbrance on any property or assets of the Borrower or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(vii)	security given in respect of the Interim Funding Facility;

(viii)	security given in respect of the Short Term Loan Facility;

(ix)	security given in respect of the Bridge Facility (including the Encumbrances constituted by or pursuant to the Collateral Documents);

(x)	security given in respect of the OT Project Financing if and for so long as the debt in respect of the OT Project Financing constitutes Permitted Debt, failing which such Encumbrances will cease to be, and will be deemed never to have been, Permitted Encumbrances;

(xi)	the Encumbrances constituted by or pursuant to the General Security Agreement (as defined in the OT Interim Funding Agreement);

(xii)	the Disclosed Encumbrances (as defined in the OT Interim Funding Agreement as updated from time to time in accordance with the terms thereof);

(xiii)	the Disclosed Encumbrances (as defined in the Short Term Loan Agreement);

(xiv)	the Disclosed Encumbrances set out in Schedule A attached hereto; and

(xv)	such other Encumbrances as may from time to time be consented to in writing by the Lender prior to the incurrence thereof;

“Permitted THR Account Reserve” means, as of the date of a Funding Request, an amount up to US$30,000,000 as indicated in such Funding Request;

“person” means any entity, whether an individual, bank, trustee, corporation, partnership, joint venture, association, joint stock company, trust, estate, executor, administrator, unincorporated organization, business association, firm, Governmental Authority or otherwise a person, firm, corporation or other entity;

“Pledge Agreements” means collectively, those pledge agreements listed in Schedule K attached hereto and each pledge agreement required to be entered and delivered by an Obligor following the date of this Agreement in accordance with the terms hereof, each a “Pledge Agreement”;

“Pledged Inter-Company Debt” means the Inter-Company Debt listed in Schedule I attached hereto (as such schedule may be updated from time to time as required to account for Inter-Company Debt incurred after the date of this Agreement) and pledged by the creditor thereof pursuant to the applicable Pledge Agreement;

“Pledged Securities” means, collectively, those shares and membership interests listed in Schedule L attached hereto (as such schedule may be updated from time to time as required to account for shares or membership interests in any Borrower Holdco issued after the date of this Agreement) attached hereto;

“Pledgors” means, collectively, the Borrower, Aruba Holdings, Delaware Holdings, Turquoise Hill Coop, THR Mines, Turquoise Hill Luxembourg, Movele, THR BVI, OT NBV and each other Obligor required to enter into and deliver a Pledge Agreement after the date of this Agreement, and each a “Pledgor”;

“Political Risk Event” has the meaning given to such term in Subsection 14.1(m)(ii);

“PPA” means the private placement agreement dated as of October 18, 2006 between the Borrower and RTIH, as amended, supplemented or restated from time to time in accordance with the terms thereof;

“Prepayment Shortfall” has the meaning given to such term in Section 7.2(f);

“Prohibited Payment” by a person is any offer, gift, payment, promise to pay or authorization of the payment of any money or anything of value, directly or indirectly, to or for the use or benefit of any Official (including to or for the use or benefit of any other person if such person knows, or has reasonable grounds for believing, that the other person would use such offer, gift, payment, promise or authorization of payment for the benefit of any such Official), for the purpose of influencing any act or decision or omission of any Official in order to obtain, retain or direct business to, or to secure any improper benefit or advantage for, the person, its Affiliates or any other person; provided that any such offer, gift, payment, promise or authorization of payment shall not be considered a Prohibited Payment if it is lawful under Applicable Law which for these purposes includes the laws of the jurisdiction in which the payment is made and the laws of Canada, the United States and England;

“Property” means, with respect to any person, all or any position of that person’s undertaking and property both real and personal;

“PUC Reduction” means a reduction in the paid-up capital of any corporation pursuant to subsection 212.3(7) of the Tax Act;

“Relevant Loan” has the meaning given to such term in Subsection 9.2(a);

“Required Funds” means, for each Funding Notice delivered by the Rio Tinto Manager to the Borrower in accordance with Section 44 of the Heads of Agreement, the amount specified as such therein;

“Rio Tinto Funding Company” has the meaning given to such term in the Heads of Agreement;

“Rio Tinto Group” means Rio Tinto plc (incorporated in England), Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation wherever situated in which Rio Tinto plc and/or Rio Tinto Limited owns or Controls, directly or indirectly, more than 50 per cent of the shares or stock carrying the right to vote at a general meeting (or its equivalent) of the corporation but excludes the Borrower and its Subsidiaries;

“Rio Tinto Manager” means RTOTM LLC or another member of the Rio Tinto Group designated by RTIH from time to time to act as manager of the OT Project pursuant to the terms of the OT Management Agreement;

“RT/IVN Governance Agreement” means the terms and conditions set out in Schedule E to the Heads of Agreement, or, following its execution, the governance agreement contemplated to be entered into between the Borrower, RTIH, OT NBV and THR BVI pursuant to Section 52(a) of the Heads of Agreement, in either case as it may be amended, supplemented or restated from time to time;

“RTIH” means Rio Tinto International Holdings Limited;

“RTSEA” means Rio Tinto South East Asia Limited;

“Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and all other Applicable Laws regulating securities;

“Series D Warrant Certificates” has the meaning given to such term in the 2012 MOA;

“SGER” means SouthGobi Resources Ltd.;

“Shareholder Approval” has the meaning given to such term in the 2013 MOA;

“Short Term Loan Agreement” means the OT bridge funding agreement between the Borrower and RTSEA dated as of June 28, 2013, as amended by the terms of the Binding Term Sheet and as such agreement may be further amended, supplemented or restated from time to time;

“Short Term Loan Amount” means the aggregate principal amount outstanding under the Short Term Loan Facility, together with all accrued but unpaid interest, unpaid Commitment Fees (as such term is defined in the Short Term Loan Agreement) and other fees, charges, costs and other amounts outstanding under the Short Term Loan Documents on the date of the first advance hereunder;

“Short Term Loan Documents” has the meaning given to the term “Bridge Funding Facility Documents” in the Short Term Loan Agreement;

“Short Term Loan Facility” means the short-term bridge funding facility made available to the Borrower by RTSEA pursuant to the terms of the Short Term Loan Agreement in the principal amount of up to US$225,000,000;

“Short Term Loan Maturity Date” has the meaning given to the term “Maturity Date” in the Short Term Loan Agreement, as such date has been extended, and may be further extended, pursuant to the terms of the Binding Term Sheet;

“Subsidiary” means, in respect of any person, a person who is under the Control of such person;

“Tax” or “Taxes” means all present or future taxes, rents, rates, deductions, liens, duties, withholdings, imposts, levies, premiums, assessments, governmental fees or dues of any kind or nature whatsoever imposed by any Governmental Authority having power to tax, together with any penalties, fines, additions to tax and interest thereon;

“Tax Act” means the Income Tax Act (Canada);

“Technical Committee” has the meaning given to such term in the PPA;

“THR BVI” means THR Oyu Tolgoi Ltd. (formerly known as Ivanhoe Oyu Tolgoi (BVI) Ltd.);

“THR BVI Pledge Agreement” has the meaning given to such term in Schedule K attached hereto;

“THR Mines” means THR Mines (BC) Ltd. (formerly known as Ivanhoe OT Mines Ltd.);

“THR Mines Turquoise Hill Coop Deed of Pledge of Membership Interest” has the meaning given to such term in Schedule K attached hereto;

“Tranche Funding Date” has the meaning given to such term in Section 4.3;

“Transaction Documents” means the Bridge Funding Facility Documents, the Short Term Loan Documents, the Heads of Agreement, the 2012 MOA, the 2012 MOA Amending Agreement, the Binding Term Sheet, the 2013 MOA, the Interim Funding Facility Documents, the Final Documentation, the ADSR Certificate, the PPA, the ACAA, the Series D Warrant Certificates, the OT Investment Agreement and the OT Shareholders Agreement, as each may be amended, supplemented or restated from time to time in accordance with its terms;

“TSX” means the Toronto Stock Exchange;

“TSX Warrant Approval” has the meaning given to such term in the 2013 MOA;

“Turquoise Hill Coop” means Turquoise Hill Coop Coöperatief U.A.;

“Turquoise Hill Coop Deed of Pledge of Intercompany Debt” has the meaning given to such term in Schedule K attached hereto;

“Turquoise Hill Coop OT NBV Deed of Share Pledge” has the meaning given to such term in Schedule K attached hereto;

“Turquoise Hill Luxembourg” means Turquoise Hill Luxembourg – Ivanhoe Mines Ltd., Luxembourg Branch;

“Turquoise Hill Luxembourg Pledge Agreement” has the meaning given to such term in Schedule K attached hereto;

“Uncertificated Pledged Securities” has the meaning given to such term in Subsection 4.1(h);

“US Dollars” or “US$” means lawful money of the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“US GAAP” means the accounting principles from time to time approved by the Financial Accounting Standards Board of the United States of America (or its relevant successor institute);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the securities laws of the states of the United States, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the United States Securities and Exchange Commission.

(b)	All other capitalized terms not otherwise defined herein will have the meanings given to them in the Heads of Agreement, the 2012 MOA or the 2013 MOA, as applicable.

1.2	Interpretation

The following rules shall be applied in interpreting this Agreement:

(a)	“this Agreement” means this Agreement, including the schedules and exhibits hereto, as it may from time to time be supplemented, amended or modified and in effect; and other than used in Schedule D and Schedule H of this Agreement, the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section, Subsection, Clause, subclause, paragraph, or other subdivision;

(b)	all references in this Agreement to designated “Sections”, “Clauses”, “subclauses”, “paragraphs” and “Schedules” and any other subdivisions are, unless otherwise described herein, to the designated Sections, Subsections, Clauses, Subclauses, paragraphs, schedules and other subdivisions of this Agreement;

(c)	the headings are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision of this Agreement;

(d)	where the context so admits, all references in this Agreement to the singular shall be construed to include the plural, the masculine to include the feminine and neuter gender and, where necessary, a body corporate or other person, and vice versa;

(e)	the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(f)	any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation;

(g)	all references to currency are deemed to mean US Dollars (unless expressed to be in some other currency) and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in US Dollars and paid in immediately available funds;

(h)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity;

(i)	in the event that any date on which an action is required to be taken, or a payment is required to be made, hereunder by any of the Parties is not a Business Day, such action will be required to be taken, or such payment will be required to be made, on the next succeeding day which is a Business Day unless otherwise provided herein;

(j)	save as expressly provided herein, where any amount to be calculated or paid pursuant to this Agreement is in Canadian dollars, such amount shall be converted into US Dollars using the Bank of Canada noon rate of exchange on the applicable date;

(k)	for the purposes of any representation or warranty of the Borrower set out herein which is made to the Borrower’s “knowledge”, the term “knowledge” means actual knowledge of on the part of the directors and executive officers of the Borrower, or any of them, after due inquiry; and

(l)	any reference in this Agreement to a Canadian or English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in any respect of any jurisdiction other than Canada and/or England and Wales, be deemed to include a reference to that which most nearly approximates such Canadian and/or English (as applicable) legal term in such jurisdiction.

1.3	Accounting and Financial Determinations

Wherever in this Agreement reference is made to generally accepted accounting principles (“GAAP”), such reference shall be deemed to be to:

(a)	in respect of all periods during which the Borrower is permitted under Applicable Laws to, and does, continue to apply US GAAP, US GAAP; and

(b)	in respect of all periods commencing from the earlier of the date as of which (i) the Borrower is required to apply IFRS and (ii) in compliance with Applicable Laws, the Borrower voluntarily adopts and applies IFRS, IFRS;

in each case applicable on a consolidated basis as at the date on which such calculation is made or required to be made in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Agreement or any other Bridge Funding Facility Document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with GAAP applied on a basis consistent with its past practice (except to the extent that the Borrower’s adoption of IFRS may make consistency with the Borrower’s past practice in respect of periods during which it applied US GAAP impracticable).

1.4	Schedules

The following Schedules are appended to and form a part of this Agreement:

Schedule A	—	Disclosed Encumbrances of Borrower
Schedule B	—	Existing Licences
Schedule C	—	Certain Permitted Debt (as of July 31, 2013)
Schedule D	—	Form of General Security Agreement
Schedule E	—	Organizational Chart
Schedule F	—	Financial Institutions
Schedule G	—	Legal Opinions
Schedule H	—	Form of Funding Request
Schedule I	—	Pledged Inter-Company Debt
Schedule J	—	Flow of Investment Funds
Schedule K	—	Pledge Agreements
Schedule L	—	Pledged Securities
Schedule M	—	Collateral Documents—Registrations

1.5	Permitted Encumbrances

The inclusion of reference to Permitted Encumbrances in any Transaction Document is not intended, unless expressly agreed otherwise, to subordinate or postpone and will not subordinate or postpone any encumbrance created by any Collateral Document to any Permitted Encumbrance.

1.6	Maximum Rate of Interest

For the purposes of this Agreement, the Borrower acknowledges that where the rate of interest payable under this Agreement is found by a court of competent jurisdiction to exceed the maximum rate of interest permitted by Applicable Law, then during the time that the rate of interest would exceed the permissible limit, that part of each interest payment attributable to the portion of the interest rate that exceeds the permissible limit shall not be payable.

1.7	Interest Calculation

For the purposes of this Agreement, whenever interest to be paid hereunder is to be calculated on the basis of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or such other number of days in such period, as the case may be.

1.8	Parties and Assignment

(a)	All references to the Rio Tinto Funding Company contained in the Heads of Agreement shall, for the purposes of this Agreement, be deemed to be references to the Lender and the Lender shall, for the purposes of the Heads of Agreement as its terms relate to this Agreement, be entitled to any and all rights and shall be solely responsible for the fulfilment of all obligations of the Rio Tinto Funding Company under the Heads of Agreement to the same extent and with the same force and effect as if the Lender had originally been an additional party to the Heads of Agreement.

(b)	Insofar as the same relate or are deemed to relate to this Agreement, the Lender undertakes to perform the obligations expressed in the Heads of Agreement to be performed by the Rio Tinto Funding Company and agrees that it shall be bound by all provisions of the Heads of Agreement to the same extent and with the same force and effect as if the Lender had originally been an additional party to the Heads of Agreement in the capacity as the Rio Tinto Funding Company.

(c)	For greater certainty, the Borrower agrees that it may not transfer its rights or obligations under this Agreement or any other Bridge Funding Facility Document to which it is a party.

(d)	The Lender may, without the prior consent of the Borrower, transfer any of its rights and obligations under this Agreement (and, in the case of sub-clause (i) below, each Collateral Document in connection therewith) to:

(i)	any other member of the Rio Tinto Group; or

(ii)	any bank identified in Schedule F hereto or any entity which results from a business combination of any two or more of the banks identified in Schedule F hereto (a “Financial Institution”).

provided that in either case such transfer will not result in an increase in the Borrower’s net after-tax cost of borrowing under this Agreement.

(e)	The Lender may, with the prior written consent of the Borrower, which will not be unreasonably withheld, transfer its rights and obligations under this Agreement to a person which is not a member of the Rio Tinto Group or a Financial Institution, provided that the parties agree that it will be reasonable for the Borrower to withhold such consent if such transfer will result in an increase in the Borrower’s net after-tax cost of borrowing under the Bridge Facility.

(f)	The Borrower agrees that it shall execute and shall procure that each Obligor executes such agreements, deeds and other instruments as required by the Lender and/or the new Lender to give the new Lender the full benefit of all rights transferred to it pursuant to Subsection 1.8(d) or Subsection 1.8(e) and shall agree, and procure that each Obligor agrees, to such modifications and consequent changes to this Agreement, each Collateral Document and any other agreements between the parties relating to this Agreement as shall be required by the Lender and/or such new Lender, acting reasonably, to reflect the new identity of such new Lender.

(g)	Upon any transfer under Subsection 1.8(d)(ii) or 1.8(e) hereof to a person other than a member of Rio Tinto Group, the Collateral Documents will cease to secure the Obligations hereunder but shall continue to secure the obligations of the Borrower under the Interim Funding Facility Documents.

1.9	Dutch terms

In this Agreement, where it relates to an entity whose jurisdiction of formation is the Netherlands, a reference to:

(a)	an authorisation, where applicable, includes without limitation:

(i)	any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden); and

(ii)	obtaining an unconditional positive advice (advies) from the competent works council(s);

(b)	a security interest includes any mortgage (hypotheek), pledge (pandrecht), lien and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht) and a lien includes any retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie) or right to reclaim goods (recht van reclame);

(c)	a winding-up or dissolution (and any of those terms) includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(d)	a trustee in bankruptcy includes a curator;

(e)	an administrator includes a bewindvoerder; and

(f)	subsidiary includes a subsidiary as defined in article 2:24 DCC.

ARTICLE 2

BRIDGE FACILITY

2.1	The Bridge Facility

Upon the terms and subject to the conditions of this Agreement, the Lender will make the Bridge Facility available to the Borrower during the Availability Period. The Bridge Facility will be non-revolving.

2.2	Purpose

(a)	In respect of the first Loan made to the Borrower under the Bridge Facility, the Lender shall apply, by way of an irrevocable direction from the Borrower to the Lender included in the first Funding Request delivered by the Borrower under this Agreement, an amount of the proceeds of such Loan equal to the Short Term Loan Amount to the repayment in full of the Short Term Loan Facility and the Borrower shall apply any remaining amount of such Loan and all proceeds of each additional Loan borrowed by it under the Bridge Facility solely to fund expenditures in respect of Operations which, for greater certainty, may include (i) amounts on account of interest payable on the outstanding principal amount under the Bridge Facility in respect of any month in accordance with Section 6.3 (grossed up for any tax deduction in accordance with Article 9), (ii) amounts on account of interest and fees payable by the Borrower on the outstanding principal amount under the Interim Funding Facility (grossed up for any applicable withholding taxes in accordance with the terms thereof), (iii) all fees and transaction costs arising under this Agreement, (iv) other fees and expenses directly related to the OT Project as provided by the terms of this Agreement and (v) if the OT Project Financing has become available by virtue of binding definitive loan agreements having been entered into with the project lenders by the Maturity Date, the Initial PF Fee Requirements.

(b)	Notwithstanding Subsection 2.2(a) of this Agreement, the Borrower may, at its option, include in any Funding Request a request for an additional amount of funding (up to an aggregate amount of US$6,000,000 under all Funding Requests delivered in connection with either or both of the OT Interim Funding Agreement (for which purpose the term “Funding Request” shall have the meaning given therein) and this Agreement in respect of the applicable tax that is payable by OT NBV to the Dutch Tax and Customs Administration (“Belastingdienst” as named in the Dutch language) from time to time as a direct result of the proposed conversion of the Class A Preferred Shares in the capital of OT LLC currently held by OT NBV and the issue to OT NBV of interest bearing lending certificates in their place.

(c)	By no later than ten (10) Business Days prior to the end of the month in which a Funding Request is delivered that includes a request for funds for the purpose specified in Subsection 2.2(b), the Borrower shall provide to the Lender evidence satisfactory to the Lender, acting reasonably, of any written demand issued by the Belastingdienst for payment of the tax referred to in Subsection 2.2(b). The Borrower shall also provide the Lender with evidence satisfactory to the Lender, acting reasonably, within three (3) Business Days following such evidence becoming available to the Borrower, that OT NBV has duly paid the applicable taxes referred to in Subsection 2.2(b).

2.3	Payment Instructions

(a)	The Borrower irrevocably directs the Lender to deduct from the amount of the first Loan made by the Lender to the Borrower hereunder an amount equal to the Short Term Loan Amount for the purpose of repaying in full the Short Term Loan Facility and to apply such amount to the repayment in full of the Short Term Loan Facility and the Parties agree that such amount will not be required to be deposited to the OT Account. In the event that the Borrower fails to request in the first Funding Request delivered hereunder an amount sufficient to repay in full the Short Term Loan Amount outstanding on the proposed Funding Date, the provisions of Subsection 5.4(a) apply;

(b)	Subject to the provisions of the irrevocable direction set forth in the first Funding Request delivered by the Borrower pursuant to Subsection 2.3(a), the amount of each Loan made under the Bridge Facility that is to be provided directly to the Borrower pursuant to Subsection 2.3(c), Subsection 2.3(d) and Subsection 2.3(e) of this Agreement will be paid by the Lender to the OT Account and the amount of each Loan made under the Bridge Facility that is for the purpose of funding the Funding Call Deficiency will be paid by the Lender to the OT Cash Call Account in accordance with the wire transfer instructions set out in Part A of Schedule J. Thereafter, the Borrower will cause the amount of each Loan deposited to the OT Cash Call Account to be paid forthwith and without delay in successive transfers to the accounts and in the sequence and form set out in Part B of Schedule J. If the Lender determines that the foregoing should no longer apply to Loans made hereunder, each Loan shall be made in such other manner as the Lender and the Borrower may otherwise agree provided that, in such case, RTIH must be satisfied, acting reasonably, with the form (whether debt, convertible debt, equity or otherwise) of any proposed Investment to be made by the Borrower and/or any Borrower Subsidiary in a Borrower Subsidiary using funds provided by any member of the Rio Tinto Group under this Agreement, and with the particular proposed Borrower Subsidiaries in which such funds are to be directly or indirectly invested;

(c)	To the extent that an advance requested by the Borrower under this Agreement (x) includes funds that are to be utilized for purposes of paying applicable tax deductions on payments of interest in accordance with Section 9.1 or in accordance with the equivalent provisions under the Interim Funding Facility, or (y) includes funds that are to be utilised for the purposes of paying any accumulated interest on the funds identified in the foregoing clause (x), then, in each case, the funds will be provided directly to the Borrower and will not be required to be made available to OT LLC;

(d)	To the extent that an advance requested by the Borrower under this Agreement includes funds which are to be utilized to pay or reimburse the Borrower (i) for any interest payable by the Borrower under the OT Interim Funding Agreement, (ii) for any interest payable by the Borrower hereunder, (iii) to pay or reimburse the Borrower for its payment of the Front End Fee, or to fund any commitment fee in respect of the OT Interim Funding Agreement and any Commitment Fee payment required to be made by the Borrower under Section 8.1 (or any portion of any of them) or (iv) for payment required to be made by the Borrower of any Initial PF Fee Requirements, such funds will be provided directly to the Borrower and will not be required to be made available to OT LLC.

(e)	To the extent an advance requested by the Borrower under this Agreement includes a request for an additional amount of funding referred to in Subsection 2.2(b), then any funds provided under the Bridge Facility representing the applicable tax that is payable by OT NBV to the Belastingdienst will be provided directly to the Borrower (acting on behalf of OT NBV) and will not be required to be made available to OT LLC.

2.4	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

2.5	Availability Period and Maturity Date

(a)	Drawdowns of Loans under the Bridge Facility will be available from the Closing Date until the expiration of the Availability Period (subject to, in the case of an initial advance of a Loan hereunder, the prior satisfaction of the conditions precedent in Section 4.1 and for each advance of a Loan thereafter, subject to the prior satisfaction of the conditions precedent in Section 4.2). No drawdowns of Loans under the Bridge Facility may be made by the Borrower following the end of the Availability Period, notwithstanding that the Bridge Facility may not have been fully drawn by such time.

(b)	The Bridge Facility will mature and be cancelled on the Maturity Date, and all principal, interest and other amounts owing or outstanding under this Agreement will be finally due and payable, on such Maturity Date (subject to any provision of this Agreement requiring the Borrower to repay the Obligations in full prior to such date).

ARTICLE 3

SECURITY

3.1	Security

(a)	The Obligations and the IFF Obligations shall be secured by, and the Borrower shall deliver or cause to be delivered to the Lender , the following on the dates specified below:

(i)	the General Security Agreement on or prior to the date of this Agreement;

(ii)	the Pledge Agreements listed on Schedule K on or prior to the date of the initial advance of a Loan hereunder; and

(iii)	from time to time such other documents, instruments and agreements as may be required hereunder or as the Lender may reasonably request for the purpose of granting to the Lender Encumbrances in the Collateral including for greater certainty in all Inter-Company Debt.

(b)	Concurrently with the incurrence by any Borrower Holdco of any Inter-Company Debt (or the incurrence by OT LLC of any Inter-Company Debt funded by an Obligor) after the Closing Date, the applicable Obligor holding the benefit of such Inter-Company Debt shall enter into and deliver to the Lender a pledge agreement if such Obligor has not previously entered into and delivered a pledge agreement in accordance with the terms of this Agreement together with an inter-company promissory note or other instrument evidencing such Inter-Company Debt that can be perfected by possession by the Lender and such inter-company promissory note shall be delivered to the Lender pursuant to the terms of the applicable pledge agreement, together with an updated Schedule I which shall be attached hereto in replacement of the then existing Schedule I and such other documentation in respect thereof, including legal opinions, as the Lender reasonably requests.

(c)	The Borrower shall deliver or shall cause each Borrower Holdco to deliver to the Lender each of the documents, instruments and agreements referred to in Subsection 3.1(a) and Subsection 3.1(b) and such other instruments, agreements, certificates, opinions and documents as the Lender may reasonably request to perfect and maintain the Encumbrances granted to the Lender by the foregoing subsections including the delivery to the Lender of any and all certificates representing ownership interests in any Borrower Holdco, if applicable, issued after the date hereof within five (5) Business Days after the issuance of such ownership interest (and in the case of uncertificated ownership interests, shall cause such actions as are required to be taken by the Lender, acting reasonably, in the applicable jurisdiction to preserve, protect or perfect the security interests in such uncertificated ownership interests in accordance with the laws of such jurisdiction) together with, as applicable, a pledge agreement (if the applicable Obligor has not previously entered into a pledge agreement in accordance with the terms of this Agreement) or an amendment to any existing Pledge Agreement, in either case, in order to pledge in favour of the Lender such ownership interests in any Borrower Holdco issued after the date hereof and an updated Schedule L which shall be attached hereto in replacement of the then existing Schedule L. For certainty, any Pledge Agreement entered into following the date of this Agreement shall be in form and substance satisfactory to the Lender, acting reasonably. Borrower shall fully cooperate with the Lender and perform all additional acts reasonably requested by the Lender to effect the purposes of the foregoing.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Conditions Precedent

The effectiveness of this Agreement is subject to the delivery to the Lender of an executed copy or original of this Agreement, the General Security Agreement, the 2013 MOA and the payment of the Front End Fee. The obligation of the Lender to make the initial advance of a Loan to the Borrower under the Bridge Facility pursuant to the terms of the Funding Request delivered in connection therewith will be subject to and conditional upon each of the following conditions being satisfied (to the satisfaction of the Lender acting reasonably) unless waived in writing by the Lender, such satisfaction or waiver being given on or before August 28, 2013 (or such later date as may be agreed by the Lender, acting reasonably):

(a)	the Lender has received from the Borrower a Funding Request pursuant to Section 5.1 or is deemed to have received from the Borrower in accordance with Subsection 5.4(a), a Funding Request evidencing a Funding Call Deficiency which shall include a request for an amount equal to the Short Term Loan Amount for the purpose of repayment in full of the Short Term Bridge Facility;

(b)	the Lender and RTIH have been provided with a certificate of status, compliance of good standing or the equivalent (to the extent available in the relevant jurisdiction) with respect to each Obligor and OT LLC;

(c)	the Lender and RTIH have been provided with copies of the Constating Documents of each Obligor and OT LLC, in each case certified by a senior officer thereof, together with the evidence that all necessary corporate authorizations have been obtained by each Obligor with respect to the transactions contemplated by the Bridge Funding Facility Documents and the 2013 MOA;

(d)	the Lender has been provided with copies of the most recent quarterly financial statements of (i) each of the Borrower and OT LLC, prepared in accordance with GAAP, that present fairly its respective financial position, and (ii) each Borrower Holdco that present fairly their respective financial positions, in each case, as of their respective balance sheet dates;

(e)	the Lender and RTIH have been provided with a certificate from each Obligor signed by a senior officer thereof on behalf of such Obligor, as applicable, as to the incumbency of natural persons authorized to execute and deliver the Bridge Funding Facility Documents and/or the 2013 MOA, as the case may be, to which it is a party and any instruments or agreements required hereunder or thereunder to which such entity is a party;

(f)	each Obligor has duly executed and delivered each of the Bridge Funding Facility Documents and/or the 2013 MOA, as the case may be, to which it is a party (each in form and substance satisfactory to the Lender and RTIH);

(g)	each Collateral Document is in full force and effect, and the Lender has received evidence that registrations under applicable personal property security legislation have been made and are in effect in British Columbia and the Yukon and all registrations or such other necessary actions have been made or taken, as applicable, in such other jurisdictions including the State of Delaware, Aruba, the British Virgin Islands, the Netherlands and Luxembourg where such registrations or actions are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by each such Collateral Document, as applicable including for greater certainty, those registrations and documents listed on Schedule M attached hereto;

(h)	the Pledged Securities shall be certificated (other than the shares of OT NBV, the membership interests of Turquoise Hill Coop and the shares of Movele, collectively, the “Uncertificated Pledged Securities”) and delivered to the Lender pursuant to the applicable Pledge Agreement together with transfer powers of attorney duly executed in blank and in the case the Uncertificated Pledged Securities such actions shall be taken as required under the laws of the applicable jurisdiction to preserve, protect or perfect the Encumbrances granted therein pursuant to the applicable Pledge Agreement;

(i)	all Pledged Inter-Company Debt existing on the date of the advance of the Loan requested pursuant to the Funding Request delivered by the Borrower to the Lender pursuant to Subsection 4.1(a) shall be evidenced by an inter-company promissory note and all such inter-company promissory notes shall have been delivered to the Lender pursuant to the applicable Pledge Agreement;

(j)	the Lender shall have received search reports dated no more than two (2) Business Days prior to the date of the advance of the Loan requested pursuant to the Funding Request delivered by the Borrower to the Lender pursuant to Subsection 4.1(a) for each jurisdiction, to the extent such search reports are available in each such jurisdiction, in which the Collateral Documents or notice thereof are intended to be filed showing the due filing or recordation of the security interests and that the Encumbrances created by the relevant Collateral Documents will rank prior to all other Encumbrances or other security documents which may exist in respect of the Collateral (subject only to Permitted Encumbrances);

(k)	the Lender shall have received releases, discharges and postponements to the Encumbrances under the Collateral Documents (in registerable form when necessary) that are required in the discretion of the Lender, acting reasonably with respect to all Encumbrances affecting the Collateral that are not Permitted Encumbrances;

(l)	the Borrower shall have delivered to the Lender an organizational chart of the Obligors and OT LLC setting out the ownership interests of each Obligor, as applicable, in the Borrower and each Borrower Holdco and OT LLC and the OT Project as at the date of the advance of the Loan requested pursuant to Subsection 4.1(a), in form and substance satisfactory to the Lender and attached hereto as Schedule E;

(m)	the Lender has been provided with evidence that all material consents, waivers, permits, orders and approvals of all Governmental Authorities, and all consents, waivers and approvals of other third parties, which are necessary to be obtained in connection with, or in order to permit, the transactions contemplated by the Bridge Funding Facility Documents have been obtained or received on terms and conditions satisfactory to the Lender, acting reasonably;

(n)	the Lender has been provided with a certificate from the Borrower signed by a senior officer thereof on behalf of the Borrower certifying that no event has occurred and is continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default and that no Event of Default will result directly or indirectly from the initial advance of a Loan to the Borrower in accordance with the terms hereof;

(o)	the Lender has received a certificate from the Borrower signed by a senior officer thereof on behalf of the Borrower certifying that no event or circumstance giving rise to a Material Adverse Effect has occurred or will occur as a result of the transactions contemplated by this Agreement;

(p)	the Lender has received a certificate from the Borrower signed by a senior officer thereof on behalf of the Borrower certifying that all of the representations and warranties set forth in Article 12 are true and correct;

(q)	the Lender has received evidence (i) that the Offshore Accounts provided for in Article 10 have been established and (ii) that the insurance arrangements contemplated by Article 11 are in full force and effect;

(r)	the Front End Fee has been paid in full on the date of this Agreement and all other amounts and fees due and payable to the Lender under this Agreement or under the Interim Funding Facility Documents on or prior to the date of the initial advance hereunder of a Loan hereunder has been paid in full (including all accrued but unpaid interest then due and payable under the OT Interim Funding Agreement, any commitment fee in respect of the OT Interim Funding Agreement then due and payable and all other fees, charges, costs and other amounts outstanding under the OT Interim Funding Agreement then due and payable);

(s)	the Lender has received a certificate from the Borrower signed by a senior officer thereof on behalf of the Borrower certifying that the Borrower is in compliance in all material respects with all its covenants under the Transaction Documents to which it is a party (other than Subsection 13.2);

(t)	the Lender and RTIH have received legal opinions from counsel to the Borrower and each Material Subsidiary (other than SGER and its Subsidiaries) addressed to RTIH and the Lender, in a form and substance acceptable to the Lender, acting reasonably, regarding those matters set out in Part A of Schedule G hereto;

(u)	the Lender is satisfied that each Drawdown Condition has been satisfied;

(v)	the Short Term Loan Facility will be paid in full simultaneously with the making of and with the proceeds of such initial Loan; and

(w)	the OT Project Financing has not become available by virtue of either (x) binding definitive loan agreements having not been entered into with the project lenders, (y) binding definitive loan agreements having been entered into with the project lenders but the conditions precedent to the first drawdown thereunder having not all been satisfied or waived in accordance with the terms thereof or (z) the OT Project Financing is in place and available for drawdown but for any reason OT LLC, as the borrower thereunder, is restricted other than by the terms of the OT Project Financing itself (whether by the board of directors of OT LLC or any Governmental Authority or otherwise) from drawing down thereunder an amount sufficient, or from disbursing the proceeds of such drawdown, to repay shareholder loans in order to effect (a) the payment of all amounts outstanding under the Interim Funding Facility and the Bridge Facility, (b) the reimbursement of the Borrower and its Affiliates for all fees paid (including to Rio Tinto or any Affiliate thereof) in connection with the OT Project Financing prior to the date of the first drawdown thereunder and (c) the funding of any payments by the Borrower or its Affiliates on account of Mongolian withholding tax paid or payable upon the repayment by OT LLC of any such shareholder loans or any other shareholder loans which are required under the terms of the OT Project Financing to be repaid.

4.2	Conditions Precedent to Loans

The obligation of the Lender to make further advances of Loans to the Borrower under the Bridge Facility during the Availability Period requested pursuant to the terms of the Funding Request delivered in connection herewith (including each tranche specified in such Funding Request, if applicable, but subject to the provisions of Section 4.3 in the case of a tranche requested on date other than a Funding Date.) is subject to and conditional upon each of the following conditions being satisfied (to the satisfaction of the Lender acting reasonably), or otherwise waived in writing by the Lender prior to the proposed advance of any requested Loan:

(a)	the Lender has received from the Borrower a Funding Request pursuant to Section 5.1, or is deemed to have received from the Borrower in accordance with Subsection 5.4(a) or 5.4(b)(i), as applicable, a Funding Request evidencing a Funding Call Deficiency;

(b)	if any Funding Holdco exists through which the Loan proceeds will flow and the Lender has not previously been provided with all of the documents contemplated by Subsections 4.1(c), 4.1(d), and 4.1(e) in respect of such Funding Holdco then:

(i)	the Lender has received from the Borrower a copy of the Constating Documents of such Funding Holdco, certified by a senior officer thereof on behalf of such Funding Holdco;

(ii)	the Lender has received from the Borrower a certificate of status, compliance of good standing or equivalent with respect to such Funding Holdco;

(iii)	the Lender has received from the Borrower a copy of the most recent quarterly financial statements, as of the balance sheet date of such financial statements of such Funding Holdco that present fairly its financial position;

(iv)	the Lender has received from the Borrower evidence that all necessary corporate authorizations have been obtained by such Funding Holdco with respect to the transactions contemplated by the Bridge Funding Facility Documents;

(v)	the Lender has received a certificate of incumbency from such Funding Holdco certified by a senior officer thereof on behalf of such Funding Holdco as to the incumbency of natural persons authorized to execute and deliver the Bridge Funding Facility Documents to which it is a party and any instruments as required hereunder or thereunder to which such entity is a party;

(vi)	such Funding Holdco has duly executed and delivered each Bridge Funding Facility Document which it is required to execute and deliver pursuant to the terms hereof, each in form and substance satisfactory to the Lender;

(vii)	the Lender has received (x) all inter-company promissory notes evidencing Inter-Company Debt issued or held by such Funding Holdco and (y) all certificates representing ownership interests in such Funding Holdco (or if such ownership interests are uncertificated, evidence that all necessary action has been taken in the applicable jurisdiction to preserve, protect or perfect the security interests created therein pursuant to the applicable Collateral Documents);

(viii)	in respect of such Funding Holdco, the Lender shall have received search reports dated no more than two (2) Business Days prior to the Funding Date for each jurisdiction, to the extent such search reports are available in each such jurisdiction, in which the Collateral Documents to which such Funding Holdco is a party or pursuant to which ownership interests or Inter-Company Debt of such Funding Holdco will be subject or notice thereof are intended to be filed showing the due filing or recordation of the security interests and that the Encumbrances created by such Collateral Documents will rank prior to all other Encumbrances or other security documents which may exist in respect of the Collateral (subject only to Permitted Encumbrances) and the Lender shall have received releases, discharges and postponements to the Encumbrances under such Collateral Documents (in registerable form when necessary) that are required in the discretion of the Lender, acting reasonably with respect to all Encumbrances affecting Collateral secured thereunder that are not Permitted Encumbrances;

(ix)	the Borrower shall have delivered to the Lender an updated organizational chart of the Obligors and OT LLC setting out the ownership interests of each Obligor and OT LLC, as applicable, in the Borrower and each Borrower Holdco and the OT Project as at such Funding Date in form and substance satisfactory to the Lender which shall replace Schedule E attached hereto on such date;

(x)	the Lender has been provided with evidence that all material consents, waivers, permits, orders and approvals of all Governmental Authorities, and all consents, waivers and approvals of other third parties, which are necessary to be obtained in connection with, or in order to permit, the transactions contemplated by the Bridge Funding Facility Documents to which such Funding Holdco is a party have been obtained or received on terms and conditions satisfactory to the Lender, acting reasonably;

(xi)	the Lender has received a legal opinion from counsel to such Funding Holdco addressed to the Lender and RTIH in form and substance acceptable to the Lender, acting reasonably, provided that any such documents or other evidence in respect of a Funding Holdco, once delivered to the Lender in connection with any Loan, shall not be required to be delivered again in connection with any subsequent Loan; and

(xii)	the Lender shall have received evidence that the Offshore Account provided for in Article 10 for such Funding Holdco has been established;

(c)	if the Constating Documents of any Funding Holdco previously delivered to the Lender have been amended, the Lender has received a copy of such amended Constating Documents certified by a senior officer of such Funding Holdco on behalf of such Funding Holdco;

(d)	the Borrower shall have certified in the applicable Funding Request that no event or circumstance giving rise to a Material Adverse Effect has occurred and is continuing or will result from the advance of the Loan requested by the Borrower pursuant to the applicable Funding Request;

(e)	the Borrower shall have certified in the applicable Funding Request that no event will have occurred and be continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default and that no Event of Default will result directly or indirectly from the advance of the Loan requested by the Borrower pursuant to the applicable Funding Request;

(f)	the Borrower shall have certified in the applicable Funding Request that each representation and warranty set forth in Article 12 is true and correct;

(g)	the Lender has received copies of the financial statements of the Borrower, OT LLC and each of the Borrower Holdcos required to be delivered pursuant to Subsection 13.1(w);

(h)	if the Lender has transferred any of its rights and obligations under this Agreement pursuant to Subsection 1.8(d) or 1.8(e), the Borrower and each Obligor shall have executed and delivered such agreements, deeds and other instruments and agreed to such modifications and consequent changes to this Agreement, the Collateral Documents (unless such transfer is made pursuant to Subsection 1.8(d)(ii)) and any other agreements between the parties relating to this Agreement as, in each case, required by the Lender and/or the new lender hereunder, acting reasonably, pursuant to Subsection 1.8(f);

(i)	the Lender has received payment in full of all amounts and fees due and payable to Lender under this Agreement (except payments of interest, fees or other amounts due and payable under this Agreement to be funded using a Loan requested hereunder) or under the Interim Funding Facility Documents on or prior to the date of such advance of the Loan requested under the applicable Funding Request, including without limitation, all accrued but unpaid interest under this Agreement and the OT Interim Funding Agreement, as applicable, any Commitment Fee then due and owing under this Agreement or any commitment fee in respect of the OT Interim Funding Agreement and all other fees, charges, costs and other amounts outstanding under this Agreement or OT Interim Funding Agreement on such Funding Date;

(j)	each Collateral Document is in full force and effect (including any Collateral Document required to be entered following the date of this Agreement in accordance with the terms hereof) and the Borrower has provided evidence to the Lender that all registrations under applicable personal property security legislation, or renewals thereof, have been made and are in effect in British Columbia and the Yukon and all registrations or such other necessary actions have been made or taken, as applicable, in such other jurisdictions including the State of Delaware, Aruba, the British Virgin Islands, the Netherlands and Luxembourg where such registrations or actions are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by the Collateral Documents, as applicable;

(k)	the Borrower shall have certified in the applicable Funding Request that the Borrower is in compliance in all material respects with all of its covenants under the Transaction Documents to which it is a party including for greater certainty, the provisions of Article 11 of this Agreement (together with evidence that such insurance arrangements as contemplated by Article 11 are in full force and effect);

(l)	the Lender is satisfied that each Drawdown Condition has been satisfied;

(m)	the OT Project Financing has not become available by virtue of either (i) binding definitive loan agreements having not been entered into with the project lenders, (ii), binding definitive loan agreements having been entered into with the project lenders but the conditions precedent to the first drawdown thereunder having not all been satisfied or waived in accordance with the terms thereof, or (iii) the OT Project Financing is in place and available for drawdown but for any reason OT LLC, as the borrower thereunder, is restricted other than by the terms of the OT Project Financing itself (whether by the board of directors of OT LLC or any Governmental Authority or otherwise) from drawing down thereunder an amount sufficient, or from disbursing the proceeds of such drawdown, to repay shareholder loans in order to effect (a) the payment of all amounts outstanding under the Interim Funding Facility and the Bridge Facility, (b) the reimbursement of the Borrower and its Affiliates for all fees paid (including to Rio Tinto or any Affiliate thereof) in connection with the OT Project Financing prior to the date of the first drawdown thereunder and (c) the funding of any payments by the Borrower or its Affiliates on account of Mongolian withholding tax paid or payable upon the repayment by OT LLC of any such shareholder loans or any other shareholder loans which are required under the terms of the OT Project Financing to be repaid; and

(n)	(a) the TSX Warrant Approval has not been revoked or modified in any respect, and (b) no meeting of the holders of Borrower Shares has been held at which the approval of any of the transactions contemplated by the Bridge Funding Facility Documents or the 2013 MOA by the holders of Borrower Shares was sought and such approval was not obtained;

whereupon, subject to the terms and conditions of this Agreement, the Lender will make a Loan to the Borrower, in an amount equal to the Funding Call Deficiency as specified in the applicable Funding Request.

4.3	Conditions Precedent to Each Tranche

In the event that any Funding Request delivered by the Borrower hereunder includes a request that the Loan requested thereunder be made available to the Borrower in tranches on dates that follow the Funding Date specified therein (each such date, a “Tranche Funding Date”), then the obligation of the Lender to make such tranches of the requested Loan available to the Borrower on the date requested is subject to the Lender satisfaction, acting reasonably, that on each Tranche Funding Date:

(a)	that no event has occurred and is continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default and that no Event of Default will occur as a result of the advance of the applicable tranche contemplated by such Funding Request;

(b)	that no event or circumstance giving rise to a Material Adverse Effect has occurred or will occur as a result of the transactions contemplated by this Agreement or the advance of the applicable tranche contemplated by such Funding Request;

(c)	that the Borrower is in compliance in all material respects with all its covenants under the Transaction Documents to which it is a party including for greater certainty the provisions of Article 11 of this Agreement;

(d)	that all of the representations and warranties set forth in Article 12 are true and correct;

(e)	each Collateral Document is in full force and effect, and the Lender has received evidence that registrations under applicable personal property security legislation have been made and are in effect in British Columbia and the Yukon and all registrations or such other necessary actions have been made or taken, as applicable, in such other jurisdictions including the State of Delaware, Aruba, the British Virgin Islands, the Netherlands and Luxembourg where such registrations or actions are necessary, in the reasonable opinion of the Lender, to preserve, protect or perfect the security interests created by each such Collateral Document, as applicable; and

(f)	(a) the TSX Warrant Approval has not been revoked or modified in any respect, and (b) no meeting of the holders of Borrower Shares has been held at which the approval of any of the transactions contemplated by the Bridge Funding Facility Documents or the 2013 MOA by the holders of Borrower Shares was sought and such approval was not obtained.

ARTICLE 5

FUNDING REQUEST

5.1	Delivery of Funding Request

(a)	The Borrower will, and may only, utilize the Bridge Facility by delivery during the Availability Period of a duly completed Funding Request in order to fund a Funding Call Deficiency and/or for repayment in full of all amounts owing under the Short Term Loan Facility (subject to the prior satisfaction of the conditions precedent in Section 4.2), provided that if the Borrower fails to deliver a Funding Request in accordance with this Section 5.1 and the Lender elects, at its option, to exercise its option to request a Loan under the Bridge Facility pursuant to Section 5.4, the Borrower acknowledges and agrees that it shall be deemed to have requested a Loan under the Bridge Facility.

(b)	The Borrower will, and may only, deliver a Funding Request to the Lender within five (5) Business Days following receipt by the Borrower of a Funding Notice delivered by the Rio Tinto Manager in accordance with Section 44 of the Heads of Agreement.

5.2	Completion of Funding Request

(a)	A Funding Request shall be irrevocable and will not be regarded as having been duly completed unless:

(i)	it complies with the requirements of Section 5.3; and

(ii)	except in the circumstances contemplated by Section 5.4, it has been duly signed by an authorised signatory of the Borrower.

(b)	Only one Loan may be requested in each Funding Request provided that the Borrower may request such Loan be made available in tranches on the dates specified in such Funding Request subject to the prior satisfaction of the conditions precedent set forth in Section 4.3 and the Lender may accept such request, acting in its absolute discretion.

5.3	Currency and amount

(a)	The currency specified in the Funding Request must be in US Dollars.

(b)	The amount of the Loan requested by the Borrower or deemed to be requested by the Borrower pursuant to Section 5.4 under each Funding Request, as applicable, must be in an amount which is not less than the lower of (i) US $10,000,000; and (ii) the then undrawn principal amount of the Bridge Facility available to the Borrower under this Agreement.

5.4	Deemed Utilisation

(a)	In the event that the first Funding Request delivered by the Borrower under this Agreement does not include a request by the Borrower for an amount sufficient to repay the Short Term Loan Amount in full, then in addition to any other rights and remedies RTSEA may have under the Short Term Loan Agreement, the Lender may, by written notice to the Borrower, deliver a Funding Request on behalf of the Borrower requesting a Loan under the Bridge Facility in the amount of the Short Term Loan Amount and such Loan shall be applied by the Lender to the repayment in full of such Short Term Loan Amount. Such Funding Request shall be deemed for all purposes to have been prepared and delivered by the Borrower to the Lender. The Borrower irrevocably authorizes the Lender to prepare and execute, on its behalf such Funding Request and the Borrower acknowledges and agrees that the principal amount advanced by the Lender for the purpose of such repayment is a Loan made by the Lender to the Borrower under this Agreement and forms part of the Obligations of the Borrower under this Agreement and is secured by the Collateral Documents.

(b)	If the Borrower fails to deliver a Funding Request in accordance with Section 5.1 then, at the discretion of the Lender, the Borrower shall be deemed to have requested a Loan under the Bridge Facility in the amount of the Funding Call Deficiency and for this purpose:

(i)	the Borrower irrevocably authorises the Lender to prepare, and execute on behalf of the Borrower, the Funding Request which the Borrower failed to deliver in accordance with Subsection 5.1 which shall be deemed for all purposes to have been prepared and delivered by the Borrower to the Lender, and the Lender shall provide a copy of such Funding Request to the Borrower and the Borrower acknowledges and agrees that the principal amount advanced by the Lender pursuant to such Funding Request is a Loan made by the Lender to the Borrower under this Agreement; and

(ii)	the Borrower shall indemnify the Lender against any losses, costs, claims, damages and expenses the Lender may suffer or incur as a result of it preparing and delivering such a Funding Request on behalf of the Borrower.

5.5	Funding by Erdenes

If, in respect of any calendar month to which a Funding Request relates Erdenes has elected prior to the Funding Date to contribute funding to OT LLC pursuant to clause 11.1 or clause 13.1 of the OT Shareholders Agreement, then the Lender may at its option deduct an amount equivalent to such contribution from the Loan to be made in respect of such Funding Request.

5.6	Repayment of Short Term Loan Agreement

Immediately prior to the date of the delivery of the first Funding Request delivered by the Borrower pursuant to this Agreement, RTSEA shall provide written notice to the Borrower of the Short Term Loan Amount to be repaid with the proceeds of the first advance of a Loan to be made pursuant to this Agreement by the Lender. RTSEA confirms that upon the repayment in full of such Short Term Loan Amount with immediately available funds, any remaining commitment of RTSEA under the Short Term Loan Facility shall be terminated, the Borrower will not be permitted to request any further loans under the Short Term Loan Facility and the Short Term Loan Agreement shall automatically be terminated without any further action being required on the part of the parties thereto (with the effect that the Borrower shall then have no further obligations under the Short Term Loan Agreement other than with respect to those provisions that expressly survive the termination thereof).

ARTICLE 6

INTEREST

6.1	Calculation of Interest

Prior to the occurrence of an Event of Default, the Borrower will pay in respect of each calendar month period (or such lesser period as may apply), in accordance with Section 6.3, interest on the principal amount of Loans under the Bridge Facility from time to time outstanding and on overdue interest thereon, at a rate per annum equal to the sum of (a) the one month LIBOR Rate in effect hereunder plus (b) the Margin. Interest on the principal amount of each Loan under the Bridge Facility outstanding from time to time and on overdue interest thereon shall accrue from day to day including the date of advance thereof or the date on which such overdue interest is due, as the case may be, until the final repayment of all amounts due hereunder (both before and after maturity and after as well as before judgement) and shall be calculated on the basis of the actual number of days elapsed divided by 360. Each determination by the Lender of the LIBOR Rate applicable from time to time will, in the absence of manifest error, be binding upon the Borrower. Changes in the LIBOR Rate, if any, on the date of determination by the Lender in respect of any interest period in accordance with the definition of LIBOR Rate will cause an immediate adjustment of the interest rate for such interest period applicable to the Loans without necessity of any notice to the Borrower. The Lender shall use reasonable efforts to notify the Borrower of the applicable LIBOR Rate following each determination thereof by the Lender from time to time in accordance with the provisions of this Agreement and the Borrower agrees that there shall be no recourse against the Lender for any liability to the Lender arising in connection with a failure by the Lender to deliver any such notice to the Borrower and that any failure by the Lender to deliver any such notice to the Borrower does not constitute a waiver, release or discharge of any of the indebtedness, or of any of the terms, covenants, conditions or provisions of this Agreement and the other Bridge Funding Facility Documents and the same shall continue until terminated in accordance with the terms hereof.

6.2	Default Interest

If an Event of Default has occurred and is continuing, until the same has been remedied in full, the Borrower shall pay interest (after as well as before judgment) on the aggregate amount of Loans made under the Bridge Facility from time to time outstanding and on any other payment obligation under this Agreement outstanding at a daily rate equal to the sum of:

(a)	the one month LIBOR Rate in effect plus the Margin; plus

(b)	two hundred (200) basis points.

6.3	Payment Dates and Calculation Information

While any principal amount of any Loan is outstanding under the Bridge Facility during a calendar month, interest accrued thereon during such calendar month will be paid by the Borrower to the Lender monthly in arrears on the third Business Day of the immediately following calendar month or, if sooner, the Maturity Date (each, a “Payment Date”). All payments of interest will be grossed up for any tax deductions in accordance with Section 9.1. Absent manifest error in the calculation of such interest amount, the interest calculation of the Lender pursuant to this Article 6 for any particular calendar month will be the amount of interest to be paid by the Borrower on the applicable Payment Date. Until the end of the Availability Period, any amounts on account of interest payable on all outstanding Loans and on principal amounts outstanding under the OT Interim Funding Agreement in respect of any calendar month may be funded in whole or in part from a further Loan made hereunder if requested in a Funding Request in respect of the immediately following month. Pursuant to one or more payment directions (which may be standing payment directions) from OT LLC, each of the Funding Holdcos and the Borrower, the Lender may be instructed to, and if so will, pay the amount of any such interest on behalf of the Borrower and any of the Funding Holdcos directly to the Lender.

ARTICLE 7

REPAYMENT, PREPAYMENT AND CANCELLATION

7.1	Repayment

The Bridge Facility will mature, and all Obligations will be due and payable in full on the Maturity Date (subject to any provision of this Agreement requiring the Borrower to repay the Obligations in full prior to such date).

7.2	Prepayment

(a)	If any principal amount is outstanding under the Bridge Facility on any Payment Date, the Borrower will make a prepayment of principal on such Payment Date in an amount equal to (i) 100% of Distributed OT Cash Flow and OT Payment calculated, in the case of the first Payment Date hereunder following the initial advance of a Loan by the Lender hereunder, from the date of this Agreement to the date of such first Payment Date, and thereafter calculated from the day following the date of the then most recent prior Payment Date and ending on the Payment Date for which such prepayment is required (including, for greater certainty, any amount paid or transferred to the Borrower or any of its Affiliates during such period in respect of or derived from any portion of the Management Services Payment (it being acknowledged that the Borrower and RTIH have agreed pursuant to the terms of the Heads of Agreement that the Management Services Payment will be accrued by OT LLC until the Commencement of Production)), less (ii) any such Distributed OT Cash Flow and such OT Payment which is required by the Borrower in order to pay interest on the outstanding principal amount under the Bridge Facility and any fees payable hereunder on such Payment Date or under the OT Interim Funding Agreement. Pursuant to one or more payment directions (which may be standing payment directions) from OT LLC, each of the Funding Holdcos and the Borrower, the Borrower will procure that the Rio Tinto Manager is instructed to pay the amount of any such prepayment in respect of funds originating from OT LLC or Erdenes, as applicable, directly to the Lender. In the event any such prepayment is made under this Subsection 7.2(a), the maximum principal amount available under the Bridge Facility will thereafter be reduced permanently by the amount of such prepayment.

(b)	On any Payment Date, in the event that the amount of Distributed OT Cash Flow and OT Payment available to the Borrower on such date exceeds the sum of the amount of principal outstanding under the Bridge Facility on such Payment Date including, for the avoidance of doubt, the amount required by the Borrower in order to pay interest fees, costs, charges and expenses under the Bridge Facility on such Payment Date, then such excess Distributed OT Cash Flow and OT Payment, if any, shall next be applied by Rio Tinto Manager pursuant to a standing payment direction from the Borrower to the Rio Tinto Manager instructing the Rio Tinto Manager to apply such excess amount to prepayment of the Interim Funding Facility pursuant to Section 8(a) of the OT Interim Funding Agreement.

(c)	In the event that notwithstanding Subsection 7.2(a), the Borrower or any Funding Holdco receives any amount payable to the Lender pursuant to the terms of Subsection 7.2(a), the Borrower shall (and shall cause any applicable Funding Holdco) to hold such amount in trust for the Lender forthwith upon receipt thereof and promptly pay such payment to the Lender.

(d)	Pursuant to one or more payment directions (which may be standing payment directions from OT LLC, the Borrower and each of the Funding Holdcos), the Rio Tinto Manager will be instructed to and will pay the amount of any such prepayment under Subsection 7.2(a) on behalf of the Borrower to the Lender.

(e)	Subject to, in the case of the Net Proceeds arising in connection with the 2013 Rights Offering, Section 36 of the 2013 MOA, the Borrower shall repay the outstanding Obligations in respect of the Bridge Facility with the entire amount of all Net Proceeds received by it from time to time provided that if the entire amount of such Net Proceeds exceeds the Obligations then outstanding, the Borrower shall only be required to apply such amount of the Net Proceeds as is sufficient to pay the Obligations then outstanding and the remaining amount of the Net Proceeds shall be applied, to the extent required, to prepayment of the Interim Funding Facility.

(f)	The Borrower will ensure or will otherwise procure that the first drawdown under the OT Project Financing is sufficient to prepay the Obligations in full and will ensure that such prepayment occurs concurrently with the completion of such first drawdown under the OT Project Financing. In the event that the funding provided under the OT Project Financing is not permitted to be used to prepay any particular amount or amounts of the Obligations then outstanding under the Bridge Facility including if OT LLC, as borrower thereunder, is restricted other than by the terms of the OT Project Financing itself (whether by the board of directors of OT LLC or any Governmental Authority or otherwise) from drawing down thereunder an amount sufficient or from disbursing the proceeds of such drawdown, to repay shareholders loans in order to effect (a) the payment of all amounts outstanding under the Interim Funding Facility, (b) the reimbursement of the Borrower and its Affiliates for all fees paid (including to Rio Tinto or any Affiliate thereof) in connection with the OT Project Financing prior to the date of the first drawdown thereunder) and (c) the funding of any payments by the Borrower or its Affiliates on account of Mongolia withholding tax paid or payable upon the repayment by OT LLC of any such shareholder loans or any other shareholder loans which are required under the terms of the OT Project Financing to be repaid (collectively, a “Prepayment Shortfall”), the Borrower will prepay to the Lender any such Prepayment Shortfall concurrently with the completion of the first drawdown under the OT Project Financing. This Agreement and all covenants and obligations of the Borrower hereunder will terminate upon such prepayment in full of the Obligations then outstanding.

(g)	If the Borrower by reason of any prepayment or repayment hereunder or otherwise, prepays any particular amount or amounts of the Obligations under the Bridge Facility prior to a Payment Date, the Borrower will compensate the Lender for any loss or expense that the Lender incurs as a result thereof including any Breakage Costs.

7.3	Cancellation

The Borrower will have the right on written notice to the Lender to cancel the Bridge Facility in the event that (i) there are no Obligations outstanding under this Agreement, (ii) there is no Short Term Loan Amount outstanding under the Short Term Loan Agreement and (iii) the OT Project Financing has become available and the conditions precedent to the first drawdown thereunder have been satisfied or waived in accordance with the terms thereof and there are no restrictions from drawing down thereunder an amount sufficient, or from disbursing the proceeds of such drawdown, to repay shareholder loans in order to effect (a) the payment of all amounts outstanding under the Interim Funding Facility and the Bridge Facility, (b) the reimbursement of the Borrower and its Affiliates for all fees paid (including to Rio Tinto or any Affiliate thereof) in connection with the OT Project Financing prior to the date of the first drawdown thereunder and (c) the funding of any payments by the Borrower or its Affiliates on account of Mongolian withholding tax paid or payable upon the repayment by OT LLC of any such shareholder loans or any other shareholder loans which are required under the terms of the OT Project Financing to be repaid.

7.4	Termination of Bridge Funding Facility Documents and Release of Security

(a)	This Agreement will terminate upon (i) repayment in full of the Obligations on the Maturity Date pursuant to Section 7.1, (ii) prepayment in full of the Obligations pursuant to Subsection 7.2 (if applicable) or 7.2(f), (iii) the prepayment in full of the Obligations with the proceeds of the 2013 Rights Offering or (iv) cancellation of the Bridge Facility pursuant to Section 7.3. The Collateral Documents will terminate upon the later of (a) the date on which the repayment in full of the Obligations hereunder occurs in accordance with the terms hereof and (ii) the date on which the repayment in full of all amounts outstanding under the Interim Funding Facility occurs in accordance with the terms of the Interim Funding Facility Documents and on such date, the Lender will promptly arrange for release and discharge of the Encumbrances granted under the Collateral Documents (and deliver to the Borrower, on behalf of the applicable Obligors, the originals of all certificated Pledged Securities and Inter-Company Debt evidenced by a promissory note or other document that has been delivered to the Lender pursuant to a Collateral Document).

(b)	Any unpaid principal, interest, fees (including any unpaid Commitment Fees) and other costs hereunder shall be due and payable on the Maturity Date or, if the Borrower repays or prepays the Bridge Facility in full prior to the Maturity Date in accordance with the terms hereof, or cancels the Bridge Facility in accordance with the terms hereof, on the date of such repayment, prepayment or cancellation.

ARTICLE 8

FEES AND EXPENSES

8.1	Commitment Fee

The Borrower shall pay to the Lender a commitment fee quarterly (on the Business Day which first follows 31 March, 30 June, 30 September and 30 December of each year) in arrears calculated at the Commitment Fee Rate on an annual basis on the daily average of the undrawn principal amount under the Bridge Facility (the “Commitment Fee”). Such Commitment Fee will be calculated as (i) the simple average of the difference between (x) the maximum principal amount available under the Bridge Facility on each day during the relevant quarterly period or, where applicable, part thereof during such quarterly period (the “Calculation Period”) and (y) the outstanding principal balance on such day; multiplied by (ii) a fraction the numerator of which is the number of days during such Calculation Period, and the denominator of which is 360, multiplied by the Commitment Fee Rate. The Commitment Fee will accrue from the date of this Agreement until the date on which the Availability Period terminates in accordance with the terms of this Agreement and any outstanding Commitment Fee will be payable in full on the Maturity Date. In the event that the Bridge Facility is cancelled in accordance with the terms hereof or is repaid, prepaid and cancelled in its entirety pursuant to the terms hereof prior to the end of the Availability Period, any unpaid Commitment Fee in respect of the portion of the Calculation Period ending on the date of cancellation, repayment or prepayment will be accelerated and will be payable on the date of such cancellation, repayment or prepayment and termination. For greater certainty, if any amount remains undrawn under the Bridge Facility on the Maturity Date, any unpaid Commitment Fee in respect of the portion of the Calculation Period ending on the Maturity Date will be accelerated and will be payable on the Maturity Date.

8.2	Front End Fee

A 1% front end fee of US$6,000,000 (such fee, the “Front End Fee”), calculated based on the full US$600,000,000 principal amount of the Bridge Facility, will be payable by the Borrower on the date of this Agreement. Such Front End Fee shall be paid by the Borrower with the proceeds of an advance to be made under the Short Term Loan Facility concurrently with the delivery of an executed copy of this Agreement by the Borrower to the Lender. Concurrently with the delivery of such executed copy of this Agreement by the Borrower to the Lender and notwithstanding any other provision of the Short Term Loan Agreement including Section 5 and Section 6 thereof, the Borrower shall be deemed to have irrevocably requested a Loan (as such term is defined in the Short Term Loan Agreement) under the Short Term Bridge Facility in the amount of the Front End Fee and the proceeds of such Loan shall be advanced to RTSEA in accordance with its written instructions on account of payment for the Front End Fee. The Borrower shall comply with section 9.1 hereof, including the timely remittance of taxes to be withheld, in connection with the payment of the Front End Fee.

8.3	Other Costs

The Borrower will pay to the Lender and its Affiliates all of its reasonable costs and expenses (including the reasonable fees, expenses and disbursements of external legal counsel) incurred by such Persons in connection with the preparation, negotiation and closing the Binding Term Sheet, the Bridge Funding Facility Documents, the 2013 MOA and all transactions contemplated thereby (including without limitation any amendments or waivers required by the Lender or requested by the Borrower from time to time or to the provisions of this Agreement or any document contemplated hereby). The Borrower will reimburse the Lender for all of its reasonable costs and expenses (i) in enforcing this Agreement and the documents contemplated hereby in connection with an Event of Default, (ii) in actions for declaratory relief in any way related to this Agreement or the documents contemplated hereby, (iii) in collecting any sum which becomes payable to the Lender under this Agreement or any document contemplated hereby, or (iv) in connection with the participation of the Lender or any Rio Tinto Group member in any arbitration proceedings in connection with this Agreement or any document contemplated hereby, except to the extent that the Lender is unsuccessful in such arbitration proceedings and the arbitrator specifies in his or her award that the costs and expenses of the Lender or any such Rio Tinto Group member are to be borne by the Lender.

8.4	General

All fees and other amounts payable to the Lender under this Article 8 will be grossed up for any applicable withholding taxes in accordance with Subsection 9.1.

ARTICLE 9

TAX MATTERS

9.1	Indemnified Taxes

(a)	The Borrower shall make all payments to be made by it under the Bridge Funding Facility Documents without any tax deduction, unless a tax deduction is required by Applicable Law.

(b)	If the Borrower is required by Applicable Law to withhold or deduct any Taxes (including any stamp or documentary taxes or any other excise or property taxes, but not including any income or capital taxes) in respect of any payment to or any obligation in favour of any member of the Rio Tinto Group hereunder (including, without limitation, the Front End Fee, any Commitment Fee, any other fee or any interest payment) (collectively “Indemnified Taxes”), then the Borrower shall pay such member such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions (including withholdings and deductions applicable to additional amounts payable hereunder) such member receives an amount equal to the amount such member would have received had no such deductions or payments been required. The Borrower will timely remit any taxes withheld or deducted to the relevant Governmental Authority in accordance with Applicable Law. The Borrower will indemnify any member of the Rio Tinto Group, within 10 days after demand therefor, for the full amount of any Indemnified Taxes paid by such member (including any Indemnified Taxes imposed or asserted on or attributable to additional sums payable hereunder), together with any penalties, interest and reasonable expenses arising therefrom or with respect thereto. Notwithstanding the foregoing, the amount of any additional payments or indemnity payments made hereunder shall not exceed the amount of such additional payments or indemnity payments that would have been payable but for the exercise by a member of the Rio Tinto Group of the transfer rights described in Subsection 1.8(d).

9.2	Tax Elections

(a)	The Borrower and the relevant member of the Rio Tinto Group will timely file a joint election under subsection 212.3(11) of the Tax Act for each loan or advance made by the Borrower to a Borrower Subsidiary using funds advanced hereunder (a “Relevant Loan”) to be a “pertinent loan or indebtedness” for the purposes of subsection 212.3(10) of the Tax Act. The Borrower and all of its Subsidiaries will cooperate as reasonably requested in writing by any member of the Rio Tinto Group in the preparation of such joint election(s). The Borrower and all of its Subsidiaries will also provide such member with copies of any agreements to which such joint election(s) relate as well as any other information which, in the sole discretion of such member, is necessary to support the validity of such joint election(s) subject to the express terms of any non-disclosure agreement entered into prior to the date of the Binding Term Sheet between any Borrower Subsidiary and any member of the Rio Tinto Group (any such agreement, an “Existing NDA”) applicable to agreements or information disclosed or received by the parties to the Existing NDA.

(b)	In the event that the Borrower believes that it is desirable to repay, convert or exchange any Relevant Loan, the Borrower shall consult with RTIH regarding such repayment, conversion or exchange, including as to whether joint elections are to be made under section 212.3 of the Tax Act in connection with such repayment, conversion or exchange, or any concurrent investment being made by the Borrower to facilitate such repayment, conversion or exchange. The Borrower shall provide to RTIH such information pertaining to the Borrower, any Borrower Subsidiary or the Relevant Loan as is reasonably requested by RTIH in order to assess the consequences of the proposed repayment, conversion or exchange of the Relevant Loan subject to the express terms of any Existing NDA applicable to information disclosed or received by the parties to such Existing NDA. The Relevant Loan shall not be repaid or converted or exchanged into shares, capital or any other form of equity of a Borrower Subsidiary without the Borrower having first obtained the consent of RTIH, which consent shall not be unreasonably withheld.

(c)	The Borrower will indemnify Rio Tinto Plc and any other member of the Rio Tinto Group and will hold Rio Tinto Plc and any such other member harmless for (A) any liability for Taxes that is imposed as a result of the application of Section 212.3 of the Tax Act to any Investment made by the Borrower and/or any Borrower Subsidiary in a Borrower Subsidiary using funds provided by any member of the Rio Tinto Group under this Agreement and (B) any loss (including, for greater certainty, any liability for Taxes or any loss resulting from a PUC Reduction) resulting from an Investment, other than an Investment described in either of paragraphs 212.3(10)(a) or (b) of the Tax Act, made upon or in connection with a repayment, conversion or exchange of any Relevant Loan by the Borrower without complying with its obligations under Subsection 9.2(b). For greater certainty, except as expressly otherwise provided in (B) above, the Borrower shall not be required by the terms of this Subsection 9.2(c) to indemnify or hold Rio Tinto Plc or any other member of the Rio Tinto Group harmless for any loss suffered to the extent that such loss arises by reason of a PUC Reduction, or as a result of an unreasonable failure by Rio Tinto Plc or any other member of the Rio Tinto Group to duly execute or file any joint election under section 212.3 of the Tax Act.

(d)	Notwithstanding any other provision of this Agreement to the contrary, the obligations set out in Subsection 2.3(a) and Subsections 9.2(a), (b) and (c) shall survive the termination of this Agreement for any reason.

ARTICLE 10

OFFSHORE BANK ACCOUNTS

10.1	Establishment of Offshore Accounts

To the extent not in existence on the date of this Agreement, the Borrower will, and will cause OT LLC and each of the Funding Holdcos to, establish and maintain accounts offshore to Mongolia as set out in Schedule J attached hereto from time to time and otherwise in a jurisdiction(s) reasonably satisfactory to the Lender (such accounts, the “Offshore Accounts”) prior to and as a condition precedent to the effectiveness of this Agreement. Such Offshore Accounts so established shall be maintained until the repayment in full of the Obligations and the termination of the Bridge Facility in accordance with the terms of this Agreement.

10.2	Payments

Save as expressly provided hereunder or as otherwise agreed between the Parties in accordance with the terms hereof, all payments made hereunder by any Party to the other Party, or at its direction will be, at the direction of the Lender, made through the Offshore Accounts established and maintained pursuant to Section 10.1.

10.3	Product Purchasers

The Rio Tinto Manager will be permitted to direct all product purchasers to pay all purchase proceeds into OT LLC’s Offshore Account.

ARTICLE 11

INSURANCE

11.1	Insurance Requirements

The Borrower and the Lender will cooperate in good faith to procure that, and it shall be a condition precedent to each drawdown of a Loan under this Agreement that, OT LLC will maintain construction and operational insurance with respect to the OT Project against such casualties and contingencies and to such types and in such amounts as determined by the Lender under the OT Interim Funding Agreement (including with respect to the identity of the insurance companies providing such insurance). While any Obligation remains outstanding hereunder, the Lender will be noted as a loss payee on all such insurance policies and, in the event of any insurance claim event in relation to the OT Project which results in the payment of more than US$250,000,000 in insurance proceeds, such proceeds will be applied to prepay the outstanding principal under the Bridge Facility, the Interim Funding Facility or either such facility at the sole discretion of the Lender unless the Lender agrees otherwise in writing.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES

12.1	Representations and Warranties of the Borrower

The Borrower represents and warrants to the Lender as follows:

(a)	the Borrower is a corporation duly continued and validly existing, and current with respect to all filings required, under the laws of the Yukon Territory, it is duly licensed or qualified to carry on its business and is in good standing in the Yukon Territory and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Borrower;

(b)	the Borrower’s and each Material Subsidiary’s execution and delivery of the Bridge Funding Facility Documents to which it is a party, including all matters contemplated thereby, has been authorized by all necessary corporate action and the Borrower and each Material Subsidiary has the corporate power and authority to enter into and perform its obligations under the Bridge Funding Facility Documents to which it is a party;

(c)	none of the execution and delivery of the Bridge Funding Facility Documents, the implementation of the transactions contemplated by the Bridge Funding Facility Documents or the fulfilment of, or compliance with, the terms and provisions thereof by the Borrower and each Material Subsidiary which is a party thereto do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violation of any term or provision of, the Borrower’s or any of the Material Subsidiaries’ Constating Documents, or

(ii)	conflict with, results in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which the Borrower or any of its Material Subsidiaries is a party or by which it or any of its Material Subsidiaries is bound or to which any of its or any of its Material Subsidiaries’ material assets are subject or any Applicable Law to which the Borrower or any of its Material Subsidiaries is subject;

(d)	except as otherwise specifically contemplated by the Bridge Funding Facility Documents, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, the Borrower or any Material Subsidiary in connection with the execution, delivery and performance of the Bridge Funding Facility Documents or the consummation by the Borrower or any of its Material Subsidiaries of the transactions contemplated by the Bridge Funding Facility Documents;

(e)	there is not, to the best of the Borrower’s knowledge, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining the Borrower’s or any of its Material Subsidiaries’ ability to perform their obligations under, or to complete any of the transactions contemplated by, the Transaction Documents;

(f)	each of the Transaction Documents to which the Borrower or any Material Subsidiary is a party has been duly executed and delivered by the Borrower or such Material Subsidiary, as applicable, and is a valid and binding obligation of the Borrower or such Material Subsidiary, as applicable, enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)	each of the Borrower’s Material Subsidiaries (other than SGER and its Subsidiaries) is a corporation or limited liability company duly incorporated, organized or formed and validly existing, and current with respect to all filings required, under the laws of its jurisdiction of incorporation, it is duly licensed or qualified to carry on its business and is in good standing in its jurisdiction of incorporation or formation, as applicable and in each jurisdiction where the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and no proceedings have been taken or authorized by it or, to the best of the Borrower’s knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any such Material Subsidiary;

(h)	the Borrower and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has all requisite corporate or limited liability company power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(i)	the Borrower and each of its Material Subsidiaries (other than SGER and its Subsidiaries) has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and the Borrower and each such Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a material adverse effect on the operation of the Borrower’s or any such Material Subsidiary’s businesses or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated by the Bridge Funding Facility Documents;

(j)	except for Erdenes’ 34% shareholding in OT LLC, (i) the Borrower’s direct or indirect ownership interest in each of the Material Subsidiaries (other than SGER and its Subsidiaries) is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever (other than the Encumbrances created by the Collateral Documents, as applicable, and certain unsecured inter-company debt (as contemplated by the ACAA) among the Borrower and its Material Subsidiaries (other than SGER and its Subsidiaries)), (ii) no person, firm, or company other than the Rio Tinto Group has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing any such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, (iv) each such Material Subsidiary is directly or indirectly beneficially wholly-owned by the Borrower and (v) the Borrower has delivered or caused to be delivered to the Lender all Pledged Securities and all Pledged Inter-Company Debt (including when such representation is repeated after the date of this Agreement) all Pledged Securities issued after the date of this Agreement and all promissory notes representing Pledged Inter-Company Debt issued after the date of this Agreement;

(k)	the authorized capital of the Borrower consists of an unlimited number of common shares and an unlimited number of preferred shares without par value, of which, as at the close of business on August 22, 2013 1,005,998,892 Borrower Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares;

(l)	except as disclosed in the Borrower Continuous Disclosure Documents, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of the Borrower or any of its Material Subsidiaries (other than SGER and its Subsidiaries), or other securities convertible, exchangeable or exercisable for shares of the Borrower or any such Material Subsidiary;

(m)	the Borrower Continuous Disclosure Documents provide, full, true and plain disclosure of all material facts relating to the Borrower and do not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(n)	the Borrower is a “reporting issuer”, not in default of its obligations under Canadian Securities Laws, and no material change relating to the Borrower (except in respect of the transactions contemplated by the Transaction Documents) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

(o)	there has not been any “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities) with any present or former auditors of the Borrower;

(p)	the auditors of the Borrower who audited the financial statements for the year ended December 31, 2012 and who provided their audit report thereon were on such date independent public accountants in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia;

(q)	the currently issued and outstanding Borrower Shares are listed and posted for trading on the TSX, the NYSE and NASDAQ, and the Borrower is in compliance with all rules and policies of such exchanges;

(r)	other than as disclosed in the Borrower Continuous Disclosure Documents, since December 31, 2012:

(i)	there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) prospects, financial position, capital or Control of the Borrower or its Subsidiaries, taken as a whole;

(ii)	the Borrower and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by the Borrower or its Subsidiaries which is material to the Borrower and its Subsidiaries, taken as a whole, other than (x) those in the ordinary course of business and (y) those transactions contemplated by the the 2013 MOA, the Short Term Loan Documents and the Bridge Funding Facility Documents; and

(iii)	there has been no material change in the capital or long term debt of the Borrower or its Subsidiaries, taken as a whole;

(s)	the Borrower and its Material Subsidiaries (other than SGER and its Subsidiaries) are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation except for Permitted Debt;

(t)	all indebtedness of the Borrower and its Material Subsidiaries (other than SGER and its Subsidiaries) is being paid in the ordinary course of business;

(u)	neither the Borrower nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is a party to any agreement restricting the Borrower or any such Material Subsidiary from engaging in any line of business which the Borrower or any such Material Subsidiary currently engages or proposes to engage in or competing with any other person in any business in which the Borrower or any such Material Subsidiary currently engages or proposes to engage in;

(v)	other than as disclosed in the Borrower Continuous Disclosure Documents, the Borrower has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations which are material to the business and operations of the Borrower and its Subsidiaries, taken as a whole;

(w)	there is no action, suit, proceeding or investigation in respect of the Borrower or any of its Subsidiaries, pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower and its Subsidiaries, at law or in equity by any third party including, without limitation, by any Governmental Authority which could in any way materially and adversely affect the Borrower and its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole;

(x)	no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of the Borrower has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the Borrower’s knowledge after due inquiry, are contemplated or threatened by any such authority or under any Securities Laws;

(y)	other than as disclosed in the Borrower Continuous Disclosure Documents, neither the Borrower nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) is in violation of its Constating Documents or the resolutions of its securityholders, directors, or any committee of its directors, or in default in the performance or observance of any material term, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exists no state of facts or circumstances which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material term, obligation, agreement, covenant or condition of any of such document and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(z)	all financial statements forming part of the Borrower Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of the Borrower as of the dates and for the periods indicated, and have been prepared in accordance with GAAP applied on a consistent basis throughout such periods;

(aa)	the Borrower is subject to the reporting requirements under Section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to Section 13 of the U.S. Exchange Act, and is in compliance with its obligations under the U.S. Exchange Act;

(bb)	to the best of the Borrower’s knowledge and belief, neither the Borrower nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) or any person acting on behalf of the Borrower or any such Material Subsidiary, has made any Prohibited Payment with respect to the conduct of business of the Borrower or any such Material Subsidiary or any transaction contemplated by the Transaction Documents or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(cc)	(i) OT LLC has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Existing Licenses pertain, except with respect to license 6711 A over 9070 hectares which the Borrower has relinquished its interest; (ii) neither the Borrower nor any of its Material Subsidiaries has received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project (including, without limitation, the OT Investment Agreement) the termination of which would reasonably be expected to have a Material Adverse Effect; and (iii) nothing in any Bridge Funding Facility Document conflicts with or could reasonably be expected to cause the Borrower or any of the Material Subsidiaries to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project (including, without limitation, the OT Investment Agreement);

(dd)	to the best of the Borrower’s knowledge (except with respect to license 6711 A over 9070 hectares which the Borrower has relinquished its interest): (i) the Existing Licenses are validly held by OT LLC, (ii) there is no reason why any part of the Existing Licenses will be surrendered, released or reduced in any way, (iii) the Existing Licenses have been properly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Existing Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Existing Licenses have been made; (vi) all work required in order for OT LLC to hold the Existing Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Existing Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) except for the OT Payment, the Existing Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the GOM in accordance with the Applicable Laws of Mongolia; and (ix) there are no mineral licenses or tenures conflicting with the Existing Licenses;

(ee)	the board of directors of the Borrower has determined that the transactions contemplated by the 2013 MOA and the Bridge Funding Facility Documents are not subject to or are exempt from, as the case may be, the formal valuation and minority approval requirements of Part 5 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(ff)	no Event of Default has occurred and is continuing and, to the knowledge of the Borrower, there exists no state of facts or circumstances which after notice or lapse of time or both or otherwise would constitute an Event of Default;

(gg)	as of the date of this Agreement, none of the Bridge Funding Facility Documents need to be stamped or registered except for the (i) registration that has been made in British Columbia and Yukon personal property registers and (ii) those registrations listed on Schedule M attached hereto in order to perfect the security interest granted to the Lender by each Obligor under the Collateral Documents to which it is a party;

(hh)	except for the OT Payment, no Encumbrance has been directly or indirectly created by the Borrower or any of its Subsidiaries on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances;

(ii)	except for the Distributed OT Cash Flow, the OT Payment and the Management Services Payment, no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) has been made, nor has any direct or indirect transfer of a direct or indirect interest therein been made, by the Borrower or any of its Subsidiaries;

(jj)	no direct or indirect off-take contracts or marketing contracts with respect to the OT Project have been entered into by the Borrower or any of its Subsidiaries other than as permitted hereunder;

(kk)	neither the Borrower nor any of its Material Subsidiaries (other than SGER and its Subsidiaries) has any Debt outstanding other than Permitted Debt and (A) the Borrower has repaid all of its obligations to each of HSBC Bank Canada and Bank of Montreal; (B) all credit and loan facilities made available to the Borrower by each of HSBC Bank Canada and Bank of Montreal, as applicable, have been terminated and the Borrower is not permitted to request any further loans or advances under such credit and loan facilities; and (C) each of HSBC Bank Canada and Bank of Montreal have released and forever discharged in full the Borrower from any security interest whatsoever held by or granted by each of HSBC Bank Canada and Bank of Montreal, as applicable, with respect to any indebtedness or liability of the Borrower;

(ll)	the Borrower and each of its Material Subsidiaries owns all of its assets, property and undertaking, and has good and marketable title to such assets, property and undertaking, in each case free and clear of all Encumbrances and claims except Permitted Encumbrances;

(mm)	neither the Borrower nor any of its Material Subsidiaries is in default under any instrument evidencing any Debt or under the terms of any instrument pursuant to which any Debt has been issued or made and delivered, and there exists no state of facts or circumstances which after the giving of notice or the lapse of time or both or otherwise would constitute such a default; and

(nn)	each Collateral Document confers the security interest it purports to confer (subject to any limitations to enforcement under Applicable Law); each Collateral Document is fully perfected and creates a first ranking charge over all of the assets, subject to the Permitted Encumbrances, over which it purports to create or evidence security in favour of the Lender.

12.2	Repetition

The representations and warranties of the Borrower set out in Section 12.1 are deemed to be repeated mutatis mutandis by the Borrower by reference to the facts and circumstances then existing on the date of each Funding Request given hereunder.

12.3	Reliance and Survival

The Borrower acknowledges that the Lender will rely on the representations and warranties set out in Section 12.1 in completing the transactions contemplated by the Bridge Funding Facility Documents and agrees that such representations and warranties will survive the date of this Agreement and the date on which each Loan is made under the Bridge Funding Facility and will continue in full force and effect until the date of termination of this Agreement in accordance with the terms of this Agreement.

12.4	Effect of Investigations

All representations, warranties, covenants and agreements contained in this Agreement or any certificate, exhibit, or other document or other instrument furnished to the Lender by or on behalf of the Borrower in connection with the transactions contemplated by the Bridge Funding Facility Documents will survive any investigation made by or on behalf of the Lender at any time with respect to any of the foregoing.

ARTICLE 13

COVENANTS OF BORROWER

13.1	Covenants

The Borrower covenants and agrees as follows:

(a)	Except as otherwise consented to in writing by the Lender, no Encumbrance shall be directly or indirectly created on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than a Permitted Encumbrance.

(b)	Except for payments made under this Agreement (and payments made under the OT Interim Funding Agreement with Distributed OT Cash Flow as permitted hereunder), no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) shall be made nor any direct or indirect transfer of a direct or indirect interest therein be made to any person other than a Material Subsidiary (other than SGER or any of its Subsidiaries).

(c)	There shall be no direct or indirect off-take contracts or marketing contracts with respect to the OT Project entered into unless:

(i)	the terms thereof have been approved in writing by the Lender, acting reasonably; and

(ii)	such contracts are with buyers or agents approved in writing by the Lender, acting reasonably.

(d)	There shall be no direct or indirect transfer of the whole or any part of the OT Project’s assets or properties to any person other than (i) a transfer to which the OT Right of First Refusal applies or (ii) a transfer to the Borrower or a Material Subsidiary (other than SGER or any of its Subsidiaries).

(e)	The Borrower will duly and punctually pay or cause to be paid when due in accordance with the terms of the Interim Funding Facility Documents, the Short Term Funding Facility Documents and Bridge Funding Facility Documents all amounts in respect of principal, interest and any other fees, costs and charges which are due and owing under the terms of each such facility and in connection with the first advance of a Loan hereunder, the Borrower shall direct the Lender to apply such portion of such Loan as required to repay the Short Term Loan Facility in full concurrently with such advance.

(f)	The Borrower will not, and will ensure that its Material Subsidiaries (other than SGER or any of its Subsidiaries) do not, create any Encumbrance on their present or future assets, effects, undertaking or property, whether real or personal, including, without limitation, the OT Payment or any part thereof, to secure any indebtedness of any Obligor or of any other person, other than indebtedness created under the Interim Funding Facility, the Bridge Facility, the Short Term Loan Facility (but only until the Short Term Loan Maturity Date) or represented by Permitted Debt. The Borrower will maintain and will ensure that each other Obligor maintains the security constituted by the Collateral Documents to which it is a party in full force and effect and will comply or cause compliance with Subsection 3.1(b) and Subsection 3.1(c) hereof.

(g)	The Borrower will not create, incur, assume or permit to remain outstanding, and will ensure that its Subsidiaries do not create, incur, assume or permit to remain outstanding, any Debt other than Permitted Debt; provided that SGER and its Subsidiaries and the Non-Material Subsidiaries will be permitted to incur Debt and create Encumbrances on their own present or future revenues, assets, property, effects and undertaking for the sole purpose of financing their own businesses and operations, including project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of SGER and its Subsidiaries and the Non-Material Subsidiaries.

(h)	The Borrower will, in all material respects, comply with all material Applicable Laws to the extent affecting its business and will ensure that each of the Material Subsidiaries (other than SGER and its Subsidiaries) so comply.

(i)	Without limiting the insurance obligations under Article 11 in respect of the OT Project, the Borrower will maintain and will cause its Material Subsidiaries (other than SGER and its subsidiaries) to maintain insurance on and in relation to its business and assets with financially sound and reputable insurance companies or associations including all-risk property insurance and comprehensive general liability insurance, in amounts and against risks that are determined by it to be appropriate and which are prudent in the circumstances, and will furnish to the Lender, on written request, satisfactory evidence of the insurance carried and notify the Lender of any claim it (or any of its Material Subsidiaries (other than SGER or its Subsidiaries)) makes under the foregoing insurance policies that is in excess of US$2,500,000.

(j)	The Borrower will, and the Borrower will ensure that each Material Subsidiary will, provide all information which the Lender may reasonably request; provided that under no circumstances will the Borrower be required to provide to the Lender any information if the provision of such information will result in or give rise to a contravention of any Applicable Law or any reasonably required written contractual confidentiality agreements (provided further that the Borrower will use commercially reasonable endeavours to secure consent to disclose any such information pursuant to any such laws or agreements).

(k)	Notwithstanding Section 13.1(j) above, the Borrower will notify the Lender promptly of:

(i)	any proposed change in the name or address of any Obligor or any proposed change in the location of the chief executive office (as such term is used in the Personal Property Security Act (British Columbia)) of the Borrower from the Province of British Columbia to any other jurisdiction;

(ii)	details of any litigation, dispute, arbitration or other proceeding to which the Borrower or any Material Subsidiary (other than SGER and its Subsidiaries) is a party, the result of which if determined adversely (A) would be a judgement or award in excess of US$2,000,000, or (B) would be reasonably likely to have a Material Adverse Effect;

(iii)	any loss or damage of a material amount (and for the purpose of this paragraph (iii), “material amount” will mean an amount equal to the greater of (A) US$15,000,000 or (B) 2.5% of the aggregate principal amount of Loans outstanding under the Interim Funding Facility or outstanding Obligations under the Bridge Facility from time to time) to the consolidated assets of the Borrower;

(iv)	any Environmental Claims which could reasonably be expected to have a Material Adverse Effect;

(v)	particulars of any Event of Default or any event which constitutes an event of default under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other document or instrument made by the Borrower, or any Material Subsidiary (other than SGER and its Subsidiaries), including the Interim Funding Facility Documents and the Bridge Funding Facility Documents, or any event which with the giving of notice or the lapse of time or both would constitute such an event, and particulars of the action which the Borrower or the relevant Material Subsidiary proposes to take with respect thereto, forthwith after the Borrower or the relevant Material Subsidiary has obtained knowledge of the occurrence of such event; or

(vi)	any event or circumstance which could reasonably be expected to have a Material Adverse Effect.

(l)	The Borrower will not without the consent of the Lender, change its business in any material respect or, subject to the terms of the Heads of Agreement, cease to carry on all or a substantial part of its business.

(m)	The Borrower will, and will ensure that each Material Subsidiary (other than SGER and its Subsidiaries) will, at all times maintain its corporate existence in good standing under Applicable Laws and obtain and maintain in good standing all necessary licences and registrations in any jurisdiction where the nature of the business carried on by the Borrower, or the relevant Material Subsidiary makes such licences necessary or advantageous and will carry on and conduct its business in a prompt and efficient manner.

(n)	The Borrower will immediately and duly pay when due, and will cause each Material Subsidiary (other than SGER and each of its Subsidiaries) to immediately and duly pay when due, (and will furnish to the Lender when required or requested by the Lender evidence establishing any such payments):

(i)	all obligations to its or their employees and all obligations to others which relate to the employees of the relevant entity, including all Taxes related thereto;

(ii)	all Taxes before the imposition of any fine, interest or penalty for the late payment thereof, unless the relevant entity shall in good faith contest its obligation so to pay and has satisfied the Lender that the contestation will not jeopardize the business of such entity, and an appropriate financial reserve in accordance with GAAP applied on a basis consistent with past practice and satisfactory to the Lender has been established; and

(iii)	without derogating from the terms of this Agreement, any obligation secured by any Encumbrance and any obligation incurred by, or imposed on, the relevant entity or any of its assets, property, effects and undertaking, or any part thereof, by virtue of any contract, mortgage, debenture, indenture, lease, licence, agreement, permit or other document or instrument or otherwise, the breach or default of which could result in any Encumbrance or any right of distress, forfeiture, sale or termination or any other remedy being enforced against such entity or its assets, property, effects and undertaking, or any part thereof.

(o)	The Borrower will, and will ensure that all of its Subsidiaries (other than SGER and its Subsidiaries) will, observe and perform all of their material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument to which any of them is a party, including the Transaction Documents, or by which any of them is bound or by which any of their assets is subject, except in the case of any such instrument which is not a Transaction Document or any other agreement between the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) and any other member of the Rio Tinto Group where such observance or non-performance would not reasonably be expected to result in a Material Adverse Effect.

(p)	The Borrower will not, and will ensure that each Material Subsidiary (other than SGER or its Subsidiaries), will not:

(i)	amend its Constating Documents;

(ii)	enter into a merger, amalgamation or arrangement or effect an acquisition with a value in excess of US$5,000,000, or propose a material reorganization (including any reclassification or change of its outstanding shares), liquidation or dissolution; or

(iii)	enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise (including any sale of shares of any Material Subsidiary) whereby all or substantially all of the assets, property, effects or undertaking of the relevant person (other than SGER and its Subsidiaries) would become the property of any other person.

(q)	The Borrower will use and operate all of its property and assets and will cause each Material Subsidiary (other than SGER and its Subsidiaries) to use and operate all of its property and assets in compliance with all, and in a manner which would not result in liability under any, Environmental Laws and keep all necessary permits relating to environmental matters in effect and remain in compliance therewith.

(r)	The Borrower will use the proceeds of all advances under the Bridge Facility made available to it only for the purposes set forth in Section 2.2.

(s)	The Borrower will take and will ensure that its Material Subsidiaries, all actions necessary (including the making or delivery of filings and payment of fees) to:

(i)	comply with its obligations under the Interim Funding Facility Documents and Bridge Funding Facility Documents to which it is a party; and

(ii)	preserve and keep in full force and effect its existence under its jurisdiction of incorporation or existence, as applicable, and rights under each Transaction Document and any other material agreement to which the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) and any other member of the Rio Tinto Group are parties.

(t)	Deliver or cause to be delivered to the Lender (i) all inter-company promissory notes evidencing any Inter-Company Debt incurred after the date hereof, (ii) all certificates representing ownership interests in each Borrower Holdco issued after the date hereof within five (5) Business Days after the date of issuance of such ownership interest together with evidence that all necessary action has been taken in the applicable jurisdiction to preserve, protect or perfect the security interests perfected thereunder pursuant to the applicable Collateral Documents and (iii) in the case of uncertificated ownership interests issued after the date hereof, deliver evidence to the Lender within five (5) Business Days after the issuance of such ownership interest that all necessary action has been taken in the applicable jurisdiction to preserve, protect or perfect the security interests created therein pursuant to the applicable Collateral Documents.

(u)	The Borrower will give the Lender immediate notice in writing of any Event of Default or any event which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

(v)	The Borrower will take all actions necessary to (i) maintain the listing or quotation of its common shares on (A) the TSX and (B) the NYSE and (ii) maintain in a province of Canada its status as a “reporting issuer” not in default of Canadian Securities Laws.

(w)	The Borrower will deliver or cause to be delivered:

(i)	As soon as available but no later than 60 days after the close of each fiscal quarter, quarterly (and year-to-date) unaudited financial statement of the Borrower, OT LLC and each Borrower Holdco that present fairly such entity’s financial position; and

(ii)	As soon as available but no later than 120 days after the close of each fiscal year, as applicable, audited financial statements of the Borrower and OT LLC that present fairly such entity’s financial position.

(x)	In the event that, notwithstanding Subsection 7.2(a), the Borrower or any Funding Holdco receives any amount that is payable to the Lender pursuant to the terms of Subsection 7.2(a), the Borrower shall (and shall cause any Funding Holdco) to hold such amount in trust for the Lender forthwith upon receipt thereof and promptly pay such amount to the Lender.

13.2	OT LLC Opinion

As soon as reasonably possible following the Closing Date, the Borrower will use reasonable efforts to cause to be delivered to the Lender a legal opinion from counsel to OT LLC addressed to RTIH and the Lender, in a form and substance acceptable to the Lender, acting reasonably, regarding those matters set out in Part B of Schedule G attached hereto. The Parties agree that, notwithstanding any other provision hereof, a failure by the Borrower to deliver such opinion shall not constitute an Event of Default hereunder.

13.3	Termination of Covenants

Each of the covenants of the Borrower set out in this Article 13 will terminate upon the repayment in full of the Obligations and the valid termination of this Agreement pursuant to Section 7.4.

ARTICLE 14

EVENTS OF DEFAULT

14.1	Events of Default

The occurrence of any one or more of the following will constitute an “Event of Default” hereunder:

(a)	the Borrower fails to pay when due any amount payable by it under the terms of this Agreement, and such amount remains unpaid at the close of business (London, U.K. time) on the fifth (5th) Business Day following the Borrower’s receipt of a written notice from the Lender notifying the Borrower of such non-payment and demanding payment of such amount;

(b)	the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) breaches or fails to perform or observe, in any material respect, any obligation, covenant or provision contained in any of the Transaction Documents to which it is a party or any other agreement between the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) and any other member of the Rio Tinto Group, other than any breach or failure to perform or observe the covenant set forth in Subsection 13.2, or where such breach or failure to perform which the Borrower demonstrates is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) RTIH in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement, or (iii) the Lender in respect of any obligation, covenant or provision contained in the Interim Funding Facility Documents and the Bridge Funding Facility Documents, and such breach or failure to perform by the Borrower or such Subsidiary is not remedied within forty-five (45) days of the Lender notifying the Borrower of such non-compliance or, if earlier, the date of the Borrower or the applicable Subsidiary becoming aware of such non-compliance, provided, however, that such forty-five (45) day remedial period will not apply to any breach or failure to perform or observe, by the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) any covenant in the Transaction Documents applicable to it to not create, incur, assume or permit to remain outstanding any Debt other than Permitted Debt;

(c)	a Borrower Change of Control, except for any Borrower Change of Control involving the sale or other disposition of Borrower Shares by any member of the Rio Tinto Group to the person, or any member of the group of persons, acquiring such Control;

(d)	any representation or warranty made or given by any Obligor in any of the Transaction Documents to which it is a party or any notice, certificate or statement delivered or made hereunder or thereunder is materially inaccurate or misleading or proves to have been materially inaccurate or misleading when made and, if capable of remedy, has not been remedied within thirty (30) days of the Lender notifying such Obligor of such material inaccuracy or misleadingness or, if earlier, the date of such Obligor becoming aware thereof;

(e)	if any of the indebtedness of the Borrower under the OT Interim Funding Agreement is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the OT Interim Funding Agreement.

(f)	if any of the indebtedness of the Borrower under the Short Term Loan Agreement is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to the Short Term Loan Maturity Date in accordance with the terms of the Short Term Loan Agreement.

(g)	any Debt of the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) for money borrowed in an amount in excess of US$50,000,000 for the Borrower, or US$20,000,000 for any of its Subsidiaries (other than SGER or its Subsidiaries) in the aggregate, is not paid when due (taking into account any applicable cure period) or is accelerated or otherwise becomes due and payable (or is capable of being accelerated) prior to its specified maturity date in accordance with the terms of the instrument(s) governing such Debt;

(h)	the commencement of any proceeding, or the taking of any step by or against the Borrower or any Material Subsidiary to obtain relief, under the laws of any jurisdiction relating to the bankruptcy, insolvency, reorganization, compromise of debts, liquidation, dissolution or winding-up of the Borrower or such Material Subsidiary or the appointment of a liquidator, trustee in bankruptcy, administrator or receiver or the equivalent under the laws of any jurisdiction in respect of the Borrower or a Material Subsidiary, provided that, notwithstanding the foregoing, it will not be an Event of Default where such proceeding, step or appointment was not consented to and is being actively contested by the Borrower or such Material Subsidiary in proceedings commenced not later than:

(i)	in the case of the Borrower, five (5) Business Days;

(ii)	in the case of OT LLC, the earlier of (A) five (5) Business Days of the Borrower becoming aware of such proceeding, step or appointment and (B) ten (10) Business Days; or

(iii)	in the case of any other Material Subsidiary, ten (10) Business Days following the date of commencement of such proceeding, step or appointment and the proceeding, step or appointment is withdrawn or discharged within one hundred and twenty (120) days following such date of commencement;

(i)	the Borrower or any Material Subsidiary is unable to pay its Debts as they generally fall due, or stops or suspends or threatens to stop or suspend payment of its debts, as they generally fall due;

(j)	any of the Collateral Documents, once executed and delivered, shall in any material respect fail to provide the Lender the Encumbrances, security interest, rights, titles, interest, remedies, powers or privileges intended to be created thereby or cease to be in full force and effect, or the validity thereof or the applicability thereof to the obligations or any other Obligations purported to be secured or guaranteed thereby or any part thereof shall be disaffirmed by or on behalf of Borrower or any other party thereto;

(k)	any Transaction Document, or any other material agreement to which the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) and any other member of the Rio Tinto Group are parties, is or becomes void or unenforceable against the Borrower or any of such Subsidiaries (other than where such voidness or unenforceability constitutes an Expropriation Event) and, if capable of remedy, such voidness or unenforceability has not been remedied within:

(i)	in the case of any such Transaction Document or agreement to which the GOM is a party, sixty (60) days; or

(ii)	in any other case, thirty (30) days,

of the Borrower or any of its Subsidiaries becoming aware of such voidness or unenforceability;

(l)	any Transaction Document, or any other material agreement to which the Borrower or any of its Subsidiaries (other than SGER or its Subsidiaries) and any other member of the Rio Tinto Group are parties, is terminated or repudiated (other than (x) by such other member of the Rio Tinto Group without cause or (y) by the GOM where such termination or repudiation constitutes an Expropriation Event) and, if capable of remedy, such termination or repudiation has not been reversed or otherwise remedied within:

(i)	in the case of any such termination or repudiation by the GOM, sixty (60) days; or

(ii)	in any other case, thirty (30) days,

of the Borrower or any of its Subsidiaries receiving written notice of such termination or repudiation;

(m)	either:

(i)	any Governmental Authority seizes, expropriates, nationalises, requisitions or compulsorily acquires, directly or indirectly (including by way of (x) any act or series of acts, whether legislative or otherwise, of any such Governmental Authority, or (y) any breach by any such Governmental Authority of a Transaction Document or other material document relating to the OT Project to which it is a party, or (z) any unlawful, discriminatory or arbitrary withdrawal or revocation of a material consent, waiver, license, permit, registration, order, decree, approval or other authorisation of any Governmental Authority, or any combination of the events referred to in subclauses (x), (y) and (z) above which, in each case, contribute to such effect), all or any material portion of the shares or assets of any Material Subsidiary (other than SGER and its Subsidiaries) or all or any material portion of the facilities, assets, revenues or output of the OT Project (such event, an “Expropriation Event”), or

(ii)	there occurs any declared or undeclared war, civil war, acts of foreign enemies, riot, insurrection, politically motivated acts of terrorism or sabotage, revolution or coup d’état (excluding actions of environmental groups, labour disputes or student unrest, in each case, which is not politically motivated) or an embargo sanctioned by a resolution of the United Nations which, in each case:

A.	renders the continued performance by any Material Subsidiary of its obligations under any of the Transaction Documents impracticable or unreasonably hazardous; or

B.	which causes destruction or physical damage to the OT Project facilities that renders their continued construction (including construction of the planned underground development) or operation impracticable;

(such event, a “Political Risk Event”),

and such Expropriation Event or Political Risk Event is continuing (or, if capable or reversal or remedy, has not been reversed or remedied as of the first anniversary of the occurrence of such event);

(n)	any litigation, arbitration or administrative proceeding taking place against the Borrower, a Material Subsidiary (other than SGER and its Subsidiaries) or in respect of the OT Project is reasonably likely to have an adverse outcome and such outcome would be reasonably expected to have a Material Adverse Effect, unless within ninety (90) days of the initiation thereof such litigation, arbitration or administrative proceeding is either (i) dismissed or (ii) no longer reasonably likely to have an adverse outcome or such outcome would no longer be reasonably expected to have a Material Adverse Effect;

(o)	(i) the Borrower Shares are delisted or suspended from trading for more than five (5) days on the TSX, the NYSE or NASDAQ, or (ii) the Borrower ceases to be a “reporting issuer” in a province of Canada unless the Lender provides its written consent thereto; or

(p)	if in the opinion of the Lender, acting reasonably, an event that has or is likely to have a Material Adverse Effect has occurred other than any such event which the Borrower demonstrates is wholly or substantially attributable to a wilful and intentional breach by or gross negligence of (i) the Rio Tinto Manager in respect of any obligation, covenant or provision contained in the OT Management Agreement, (ii) RTIH in respect of any obligation, covenant or provision contained in the Heads of Agreement or the RT/IVN Governance Agreement or (iii) the Lender in respect of any obligation, covenant or provision contained in the Interim Funding Facility Documents and the Bridge Funding Facility Documents.

14.2	Consequences of Default

(a)	Upon the occurrence of an Event of Default which, if capable of being remedied, has not been remedied within any applicable cure period provided for in this Agreement, the Lender may, at its option and without prejudice to any other rights and remedies available to it, serve on the Borrower a written notice requiring the full amount of the Obligations outstanding to be immediately repaid in full and suspending all further disbursements of Loans hereunder, provided that in the case of an Event of Default pursuant to Section 14.1(h), no such notice will be required and all such amounts will be immediately and automatically repayable in full and all further disbursements of Loans will be immediately and automatically suspended hereunder.

(b)	Upon the occurrence of an Event of Default, if capable of being remedied, has not been remedied within any applicable cure period provided for in this Agreement, the Lender may, in its discretion, exercise any right or recourse available to it under this Agreement or otherwise and proceed by any action, suit, remedy or proceeding against the Borrower or any other Obligor authorized or permitted by law for the recovery of all of the outstanding Obligations and, whether or not the Lender has exercised any of its respective rights under Section 14.2(a), proceed to exercise any and all rights hereunder and under the Collateral Documents.

(c)	The Lender is not under any obligation to the Borrower or any other person to realize upon any collateral or enforce the Collateral Documents or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of. The Lender is not responsible or liable to the Borrower or any other person for any loss or damage arising from such realizable or enforcement or the failure to do so or for any act or omission on its part or on the part of any of its directors, officers, employees, agents or advisors in connection with any of the foregoing.

ARTICLE 15

MISCELLANEOUS

15.1	Fees and Expenses

(a)	If the Borrower requests an amendment, waiver or release of, or consent in relation to the Bridge Funding Facility Documents or either of them, the Borrower shall on demand reimburse the Lender for the amount of all reasonable costs and expenses (including legal fees) incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

(b)	The Borrower shall on demand pay to the Lender the amount of all reasonable costs and expenses (including legal fees) incurred by it in connection with the enforcement of, or preservation of any rights under, the Bridge Funding Facility Documents.

15.2	Waiver

No waiver of, or failure by the Lender to exercise or delay on the part of the Lender, in exercising any right or remedy hereunder, and no waiver as to any default or Event of Default hereunder, shall operate as a waiver thereof unless made in writing and signed by an authorized officer of the Lender, nor shall any single or partial exercise of any right or remedy preclude any further or other exercise by the Lender of any right or remedy hereunder.

15.3	Dealings by Lender

The Lender and its Affiliates may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower, debtors of the Borrower, sureties and others and with the Bridge Funding Facility Documents and other securities as the Lender or its Affiliates may see fit without prejudice to the liability of the Borrower under the Transaction Documents or the Lender’s right to hold and enforce the Bridge Funding Facility Documents.

15.4	Arbitration

The Parties agree that any matter in dispute under this Agreement will be determined by arbitration in accordance with Part 16 of the PPA, mutatis mutandis, and, for the avoidance of doubt, the provisions of Part 16 of the PPA permitting a party to apply to a court of competent jurisdiction in the circumstances set out therein (including, without limitation, for the purpose of seeking temporary injunctive relief) shall apply to this Agreement, mutatis mutandis, provided that each of the Parties submits to the non-exclusive jurisdiction of the courts of England in such circumstances.

15.5	Notices

All notices, payments and other required or permitted communications (each a “Notice”) to either Party will be in writing, and will be addressed respectively as follows:

If to the Lender:	Rio Tinto South East Asia Limited
2 Eastbourne Terrace
London, W2 6LG
United Kingdom

Attention: Company Secretary
Fax: +44 (0) 207 781 1827

with a copy by email to:	GlobalTreasuryOperations@riotinto.com

McCarthy Tétrault LLP
and a copy to:	Suite 5300
Toronto Dominion Bank Tower
Toronto, Ontario
Canada M5K 1E6

Attention: Shea Small and Brian Graves
Fax: +1 416 868 0673

If to the Borrower:	Turquoise Hill Resources Ltd.
615 – 999 Canada Place
Vancouver, B.C.
Canada V6C 3E1

Attention: Corporate Secretary
Fax: +1-604-682-2060

With a copy to:	Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montreal, QC
Canada H3B 1R1

Attention: Steve Malas
Fax: 514-286-5474

or at such other address of fax number or to such other contact person as a Party may give Notice to the other Party. All Notices will be given by registered mail with acknowledgement of receipt, or by courier, or by fax or by registered mail or courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:

(a)	if delivered by hand, immediately;

(b)	in the case of delivery by mail or courier, two (2) Business Days after the date of posting (if posted or couriered to an address in the same country) or five (5) Business Days after the date of posting (if posted or couriered to an address in another country); and

(c)	in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day or is received later than 4.00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day in that place.

15.6	Further Assurances

Each of the Borrower and the Lender will, at its expense, promptly execute and deliver to the other Party, upon request by the other Party, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of, the covenants and agreements of such first-mentioned Party under the Bridge Funding Facility Documents or more fully to state the obligations of such first-mentioned Party as set forth therein and will make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

15.7	Inconsistency with General Security Agreement

To the extent that any condition, representation, covenant or other provision contained in the General Security Agreement is at any time inconsistent or conflicts with any term, condition, representation, covenant or other provision contained in this Agreement, then the provisions of this Agreement shall prevail and govern.

15.8	Severability

If any provision of this Agreement or any part of this Agreement or thereof shall be found or determined to be invalid, illegal or unenforceable in any jurisdiction, it shall for the purposes of such jurisdiction only be severable from this Agreement, and the remainder of this Agreement, shall for the purposes of such jurisdiction only be construed as if such invalid, illegal or unenforceable provision or part had been deleted herefrom or therefrom.

15.9	Remedies Cumulative

For greater certainty, it is expressly understood that the rights and remedies of the Lender hereunder or under any other Bridge Funding Facility Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Bridge Funding Facility Document or under any Interim Funding Facility Document will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled in connection with such default or breach.

15.10	Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any covenant or agreement given by it in any Bridge Funding Facility Document, the Lender may perform any such covenant or agreement in the manner deemed fit by the Lender without thereby waiving any rights to enforce such Bridge Funding Facility Document. The reasonable expenses (including any legal costs) incurred by the Lender in respect of the foregoing will constitute a part of the Obligations and will be secured by the General Security Agreement.

15.11	Application of Payments

All payments made by the Borrower hereunder or received from proceeds of realization of any Collateral Documents will be applied to amounts due under the Obligations as determined by the Lender in its sole discretion.

15.12	Third Parties

It is not necessary for any Person dealing with the Lender, or any other agent of the Lender to inquire whether any Collateral Document has become enforceable, or whether the powers that the Lender is purporting to exercise may be exercised, or whether any Obligations remains outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale is to be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Collateral Document or any part thereof.

15.13	Successors and Assigns

The Bridge Funding Facility Documents will enure to the benefit of and be binding upon the successors and permitted transferees of the Borrower and the Lender, respectively

15.14	Governing Law and Submission to Jurisdiction

This Agreement and any obligation arising out of or in connection with the subject matter hereof, whether contractual or non-contractual in nature, shall be governed by and construed in accordance with the law of England and Wales.

15.15	Modification

No modification, rescission, waiver, release, or amendment of any provision of this Agreement shall be made, except by a written agreement signed by the Borrower and a duly authorized officer of the Lender.

15.16	Entire Agreement

This Agreement is intended by the Borrower and the Lender to be the final, complete, and exclusive expression of the agreement between them relating to the subject matter of this Agreement. This Agreement supersedes any previous agreement between the Parties relating to the subject matter of this Agreement, including the Binding Term Sheet and the Lender shall procure the compliance of RTIH with this Section 15.16.

15.17	Currency Conversion Indemnity

If:

(a)	any amount payable under, or in connection with any matter relating to or arising out of, the Bridge Funding Facility Documents, is received by the Lender in a currency (the “Payment Currency”) other than that agreed to be payable thereunder (the “Agreed Currency”), whether voluntarily or pursuant to an order, judgment or decision of any court, tribunal, arbitration panel or administrative agency or as a result of any bankruptcy, receivership, liquidation or other insolvency type proceedings or otherwise; and

(b)	the amount so received by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency;

then:

(c)	the amount so received shall constitute a discharge of the liability of the Borrower under or in connection with the Bridge Funding Facility Documents only to the extent of the amount of Agreed Currency received following the conversion described in paragraph (b) above; and

(d)	the Borrower shall forthwith indemnify and save the Lender harmless from and against such deficiency of Agreed Currency and any loss or damage arising as a result thereof.

Any conversion pursuant to this Section 15.17 shall be made at such prevailing rate of exchange on such date as is within three (3) Business Days following the date the Payment Currency is received by the Lender and in such market as is determined by the Lender as being the most appropriate for such a conversion. The Borrower shall, in addition, pay the reasonable costs of such conversion.

15.18	Day count convention

Any interest or fee accruing under the Bridge Funding Facility Documents will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days.

15.19	Counterparts

This Agreement may be executed in any number of counterparts, and by the Lender and the Borrower in separate counterparts, each of which shall be an original, but all of which shall together constitute one and the same agreement.

15.20	Facsimiles

Delivery of an executed signature page to this Agreement by either Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party provided however that each manually executed signature shall also be delivered in original form promptly thereafter.

15.21	Exclusion of Set-Off

All amounts due under this Agreement shall be paid by the Borrower to the Lender in full without any deduction or withholding (other than any deduction or withholding of tax as required by law), and the Borrower shall not be entitled to claim set-off or to counterclaim against the Lender in relation to the payment of the whole or part of any such amount.

15.22	Third Party Rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 (United Kingdom) to enforce or enjoy the benefit of any term of this Agreement.

15.23	Time of the Essence

Time is of the essence in this Agreement.

15.24	Announcements and Public Disclosure

The Borrower will provide a reasonable opportunity for Rio Tinto and its counsel to review and comment upon (i) drafts of all materials to be filed by the Borrower with any Governmental Authority or stock exchange in connection with the transactions contemplated hereby, and (ii) any press release or other public disclosure that may be issued by the Borrower to the extent such press release or other disclosure relates to the transactions contemplated hereby, and the Borrower will give due consideration to such comments, acting reasonably. The forms of this Agreement and any other Bridge Funding Facility Document which are to be filed by any party with securities regulators (including any redactions therefrom) will be agreed between the parties prior to filing, provided, however, that such commitment will not prevent the Borrower or any member of the Rio Tinto Group from complying, in good faith and upon the advice of counsel, with its filing obligations under applicable Securities Laws.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

TURQUOISE HILL RESOURCES LTD., AS BORROWER

By:	(signed) Kay G. Priestly
Name: Kay G. Priestly
Title: Chief Executive Officer

RIO TINTO SOUTH EAST ASIA LIMITED, AS LENDER

By:	(signed) Dan Larsen
Name: Dan Larsen
Title: Director

SCHEDULE A

DISCLOSED ENCUMBRANCES OF BORROWER

Secured Party	Base Registration Number	Jurisdiction
Canadian Imperial Bank of Commerce	062385G	BC
Rio Tinto South East Asia Limited	463599G	BC
GE VFS Canada Limited Partnership	217270H	BC
Rio Tinto South East Asia Limited	2011/10/13 82205	Yukon

SCHEDULE B

EXISTING LICENCES

No	ML Holder Name	Project area and JV	Original Licence No.	ML #	Area Hectares	Date of Issue	Current Year	Upcoming Year	Next Anniversary	Expire Date	Rate US$	Total fees Current year (2012)	Upcoming total Next fees	Area Name	Province	Subprovince	Comments

1	OT		6708A	MV - 6708	4,533.32	26-Dec-03	10	11	23-Dec-13	23-Dec-33	15.00	67,999.80	67,999.80	Manakht	Umnugobi	Khanbogd
2	OT		6709A	MV - 6709	8,489.92	26-Dec-03	10	11	23-Dec-13	23-Dec-33	15.00	127,348.80	127,348.80	Oyu Tolgoi	Umnugobi	Khanbogd
3	OT		6710A	MV - 6710	1,762.70	26-Dec-03	10	11	23-Dec-13	23-Dec-33	15.00	26,440.50	26,440.50	Khukh Khad	Umnugobi	Khanbogd
4	ENTRE	IVN JV	15225A	MV - 015225	20,327.40	27-Oct-09	4	5	27-Oct-13	27-Oct-39	15.00	304,911.00	304,911.00	Javkhlant	Umnugobi	Khanbogd
5	ENTRE	IVN JV	15226A	MV - 015226	54,652.58	27-Oct-09	4	5	27-Oct-13	27-Oct-39	15.00	819,788.70	819,788.70	Shivee Tolgoi	Umnugobi	Khanbogd

Total fees Current year—Total fees for 2013 will be calculated in December 2013 based on the bank exchange rate

SCHEDULE C

CERTAIN PERMITTED DEBT (AS OF JULY 31, 2013)

[Amounts owing under certain permitted debt redacted as commercially sensitive information.]

A.	Debt of Material Subsidiaries (other than SGER and its Subsidiaries)

OT LLC and Borrower Holdco’s

Debtor	Name of Creditor	Title	Interest Rate		Due Date	Amount Owing (US$)
THR Delaware Holdings, LLC	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a		n/a	[*****]
THR Delaware Holdings, LLC	Ivanhoe Mines Aruba Holdings LLC A.V.V.	Intercompany Debt	n/a		n/a	[*****]
Ivanhoe Mines Aruba Holdings LLC A.V.V.	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a		n/a	[*****]
Ivanhoe Mines Aruba Holdings LLC A.V.V.	THR Oyu Tolgoi Ltd.	Intercompany Debt	n/a		n/a	[*****]
THR Oyu Tolgoi Ltd.	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a		n/a	[*****]
Turquoise Hill Resources Ltd.	Movele S.a.r.l	Credit Facility		(2)	n/a	[*****]
Oyu Tolgoi Netherlands B.V.	Movele S.a.r.l	Credit Facility		(2)	n/a	[*****]
Oyu Tolgoi Netherlands B.V.	Movele S.a.r.l	Credit Facility		(2)	n/a	[*****]
Oyu Tolgoi Netherlands B.V.	Movele S.a.r.l	Credit Facility		(2)	n/a	[*****]
Oyu Tolgoi Netherlands B.V.	Turquoise Hill Resources Ltd.	Credit Facility		(2)	n/a	[*****]
Movele S.a.r.l	Turquoise Hill Luxembourg- Ivanhoe Mines Ltd. Luxembourg Branch	Intercompany Debt	n/a		n/a	[*****]
Oyu Tolgoi LLC	Oyu Tolgoi Netherlands B.V.	Credit Facility		(1)	n/a	[*****]
Oyu Tolgoi LLC	Movele S.a.r.l	Shareholder Loan		(1)	n/a	[*****]
Oyu Tolgoi LLC	Movele S.a.r.l	Promissory Note		(1)(4)	n/a	[*****]
Oyu Tolgoi LLC	Movele S.a.r.l	Credit Facility		(1)	n/a	[*****]
Oyu Tolgoi LLC	Turquoise Hill Resources Ltd. & Rio Tinto International Holding (or its assignee)	Management Services Payment (3)	n/a		n/a	[*****]

						[*****]

(1)	Interest shall accrue on a quarterly basis at the rate of LIBOR plus 6.50%. For the avoidance of doubt, the reference to LIBOR (for the relevant quarter) plus 6.50% is an annual effective rate. At the end of each quarter, interest will be calculated on the principal amount of the loan plus accrued interest to that point in time less all repayments made by the company to that point in time. Interest will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar quarter ends on a day which is not a working day, that calendar quarter will be extended to the next working day.
(2)	Interest shall accrue on a quarterly basis at the rate of LIBOR plus 6.44662%. For the avoidance of doubt, the reference to LIBOR (for the relevant quarter) plus 6.44662% is an annual effective rate. At the end of each quarter, interest will be calculated on the principal amount of the loan plus accrued interest to that point in time less all repayments made by the company to that point in time. Interest will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar quarter ends on a day which is not a working day, that calendar quarter will be extended to the next working day.
(3)	Management Services Payment balance as at June 30, 2013. Balance per OT LLC, is approximately $[*****]. The difference between these amounts is under discussion.
(4)	Balance per OT LLC, is approximately $[*****] million lower. The difference is under discussion with OT LLC and relates to a different date being used in accruing interest.

Other Mongolian Subsidiaries (Non OT)

Debtor	Name of Creditor	Title	Interest Rate	Due Date	Amount Owing (US$)
Asia Gold Mongolia LLC	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a	n/a	[*****]
Asia Naran Bulag LLC	Asia Gold Mongolia LLC	Intercompany Debt	n/a	n/a	[*****]
THR Kharmagtai Pte Ltd.	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a	n/a	[*****]
THR Ulaan Pte Ltd.	THR Kharmagtai Pte Ltd.	Intercompany Debt	n/a	n/a	[*****]
THR Ulaan Pte Ltd.	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a	n/a	[*****]
THR Ulaan Pte Ltd.	THR Oyu Tolgoi Ltd.	Intercompany Debt	n/a	n/a	[*****]
Oyut Ulaan LLC	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a	n/a	[*****]
Oyut Ulaan LLC	THR Ulaan Pte Ltd.	Intercompany Debt	n/a	n/a	[*****]
Mongolian Gas & Exploration LLC	Turquoise Hill Resources Ltd.	Intercompany Debt	n/a	n/a	[*****]

[*****]

B.	Guarantees by the Borrower In Relation to Debt of Material Subsidiaries (other than SGER and its Subsidiaries)

None.

SCHEDULE D

FORM OF GENERAL SECURITY AGREEMENT

THIS AGREEMENT is made as of August 23, 2013

BETWEEN:

TURQUOISE HILL RESOURCES LTD., a corporation continued under the laws of the Yukon Territory, whose chief executive office is located at 615 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1 (the “Debtor”)

AND:

RIO TINTO SOUTH EAST ASIA LIMITED, a company incorporated under the laws of England and Wales (including its successors and assigns, the “Secured Party”)

WHEREAS pursuant to a medium term secured OT bridge funding agreement dated as of August 23, 2013 between the Debtor, as borrower, and the Secured Party, as lender (as amended, supplemented, restated or otherwise modified from time to time, the “OT Bridge Funding Agreement”), the Secured Party has agreed to make available to the Debtor a bridge credit facility in the principal amount of up to US$ 600,000,000 (subject to adjustment in accordance therewith) upon the terms and subject to the conditions contained therein;

AND WHEREAS the Debtor has agreed to grant a security interest and assignment, mortgage and charge in the Collateral to the Secured Party in order to secure the performance of the Obligations;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

ARTICLE 1—INTERPRETATION

1.01	Interpretation

(1)	In this Agreement:

(a)	“Agreement” means this general security agreement and all amendments made hereto by written agreement between the Secured Party and the Debtor;

(b)	“Bridge Funding Facility Documents” has the meaning given to such term in the OT Bridge Funding Agreement;

(c)	“Collateral” has the meaning given to such term in Section 2.01 hereof;

(d)	“contractual rights” has the meaning given to such term in Section 2.05 hereof;

(e)	“Event of Default” means (i) an “Event of Default”, as such term is defined in the OT Bridge Funding Agreement, and/or (ii) an “Event of Default”, as such term is defined the OT Interim Funding Agreement;

(f)	“Equipment” has the meaning given to such term in Section 2.01(c) hereof.

(g)	“Inventory” has the meaning given to such term in Section 2.01(b) hereof;

(h)	“Interim Funding Facility Documents” has the meaning given to such term in the OT Bridge Funding Agreement;

(i)	“Notice” has the meaning given to such term in Section 5.07 hereof;

(j)	“Obligations” means all obligations and liabilities of the Debtor to the Secured Party under the Bridge Funding Facility Documents and the Interim Funding Facility Documents to which it is a party, including all debts and liabilities, present or future, direct or indirect and howsoever incurred, at any time owing by the Debtor to the Secured Party or remaining unpaid by the Debtor to the Secured Party under the Bridge Funding Facility Documents and the Interim Funding Facility Documents to which it is a party, and whether the same is from time to time reduced and thereafter increased, including all interest, commissions, fees, legal and other costs, charges and expenses under the Bridge Funding Facility Documents and the Interim Funding Facility Documents to which it is a party;

(k)	“OT Bridge Funding Agreement” has the meaning set out in the recitals to this Agreement;

(l)	“OT Interim Funding Agreement” has the meaning given to such term in the OT Bridge Funding Agreement;

(m)	“OT Payment” has the meaning given to such term in the OT Bridge Funding Agreement;

(n)	“Real Property” has the meaning given to such term in Section 2.01(l) hereof;

(o)	“Receiver” has the meaning given to such term in Section 4.01(i) hereof; and

(p)	“Securities” has the meaning given to such term in Section 2.01(f) hereof.

(2) The terms “accessions”, “accounts”, “chattel paper”, “documents of title”, “instruments”, “intangibles”, “inventory”, “proceeds” and “securities” whenever used herein have the meanings given to those terms in the Personal Property Security Act (British Columbia), as now enacted or as the same may from time to time be amended, re-enacted or replaced.

(3) Capitalized terms used herein and not otherwise defined have the meanings given to them in the OT Bridge Funding Agreement.

(4) Any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding such statute or such regulation.

1.02	Sections and Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03	Extended Meanings

In this Agreement, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations. The term “including” means “including without limiting the generality of the foregoing”.

ARTICLE 2—GRANT OF SECURITY INTEREST

2.01	Security Interest

As general and continuing security for the payment and performance of all Obligations (whether at stated maturity or due to demand, acceleration or otherwise), the Debtor hereby grants to the Secured Party a security interest in all of the Debtor’s present, future and after-acquired undertaking and property (except for the property of the Debtor described in Section 2.02(a) and Section 2.02(b)), both real and personal (collectively, the “Collateral”); and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Secured Party and mortgages and charges the Collateral as and by way of a fixed and specific mortgage and charge (other than the Real Property (as hereinafter defined), which will be as and by way of a floating charge) to the Secured Party. Without limiting the generality of the foregoing, the Collateral includes and will include all right, title and interest that the Debtor now has or may hereafter have, be entitled to, or acquire in any manner whatsoever (including by way of amalgamation) in the OT Payment and all property of the following kinds:

(a)	Receivables: all debts, accounts, balances, claims and choses in action for monetary amounts which are now or which may hereafter become due, owing or accruing to the Debtor;

(b)	Inventory: all inventory of whatever kind and wherever situated (collectively, the “Inventory”);

(c)	Equipment: all machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory (collectively, the “Equipment”);

(d)	Chattel Paper: all chattel paper;

(e)	Documents of Title: all documents of title, including warehouse receipts, bills of lading and other documents of title, whether negotiable or not;

(f)	Securities: all shares, stock, warrants, bonds, debentures, debenture stock and other securities (collectively, the “Securities”);

(g)	Intangibles: all intangibles not otherwise described in this Section 2.01, including all goodwill, patents, trademarks, copyrights and other intellectual and industrial property;

(h)	Money and Instruments: all bills, notes, cheques and other instruments and all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;

(i)	Books, Records, Etc.: all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the Collateral and all contracts, securities, instruments and other rights and benefits in respect thereof;

(j)	Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in this Section 2.01;

(k)	Proceeds: all proceeds of any Collateral in any form derived directly or indirectly from any dealing with the Collateral or that indemnifies or compensates for the loss of or damage to the Collateral (including any insurance proceeds); and

(l)	Real Property: all real and immovable property of whatsoever nature and kind and wheresoever situate, whether in fee simple, leasehold or of a lesser estate and all benefits, easements, franchises, immunities, licenses, privileges, rights, rights of way and servitudes relating thereto or connected therewith, all apparatus, buildings, chattels, erections, fixtures, fixed equipment, improvements and plant (collectively, the “Real Property”) and all rights under any contract, franchise, lease, mortgage or other agreement relating to the Real Property.

2.02	Exceptions

The security interest, assignment, mortgage and charge granted to the Secured Party pursuant to Section 2.01 will not:

(a)	extend or apply to any of the Debtor’s right, title or interest (whether direct or indirect, present or future) in and to shares in the capital of SouthGobi Resources Ltd. until such time as the Debtor is permitted by The Stock Exchange of Hong Kong Limited to encumber its right, title or interest in and to any such shares;

(b)	extend or apply to the last day of the term of any lease or agreement relating to Real Property, but the Debtor will hold such last day in trust for the Secured Party and, should the Secured Party enforce the said security interest, assignment, mortgage and charge, the Debtor will assign such last day as directed by the Secured Party; or

(c)	render the Secured Party liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound.

2.03	Floating Charge

For the purpose of Section 203 of the Land Title Act (British Columbia), with respect to (and only to) any Real Property, the floating charge created by Section 2.01 will become a fixed charge on the assets, effects, property and undertaking of the Debtor charged hereby upon the earlier of: (a) the Obligations becoming immediately due and payable; (b) the occurrence of an Event of Default; and (c) the occurrence of any other event which by operation of law would result in such floating charge becoming a fixed charge.

2.04	Attachment of Security Interest

The Debtor acknowledges that value has been given and agrees that the security interest granted hereby will attach when the Debtor signs this Agreement or (in respect of any Collateral which is after-acquired property) at the time the Debtor acquires any rights in such Collateral.

2.05	Exception for Contractual Rights

The security interest granted hereby does not and will not extend to, and Collateral will not include, any agreement, right, franchise, licence or permit (the “contractual rights”) to which the Debtor is a party or of which the Debtor has the benefit, to the extent that the creation of the security interest herein would constitute a breach of the terms of or permit any person to terminate the contractual rights, but the Debtor must hold its interest therein in trust for the Secured Party and will assign such contractual rights to the Secured Party forthwith upon obtaining the consent of the other party thereto. The Debtor agrees that it will, upon the request of the Secured Party, use all commercially reasonable efforts to obtain any consent required to permit any such contractual rights to be subjected to the security interest granted hereby.

ARTICLE 3—DEALING WITH COLLATERAL

3.01	Dealing with Collateral by the Debtor

(1) To the extent the Debtor sells, leases, assigns, transfers or otherwise disposes of any of the Collateral in accordance with the OT Bridge Funding Agreement, then such Collateral will be released from the security interest granted hereby without further act or formality (but for greater certainty, any proceeds therefrom will be subject to the security interest granted hereby), provided that the Secured Party shall be required to provide such written discharges and releases as the Debtor may reasonably require, at the cost of the Debtor.

(2) Upon the occurrence of an Event of Default and the exercise by the Secured Party of any of its rights and remedies pursuant to Section 4.01, all money received by the Debtor will be held by the Debtor in trust for the Secured Party and must be held separate and apart from other money of the Debtor and paid over to the Secured Party on request.

3.02	Permitted Encumbrances and Priority

(1) The Debtor will be permitted to incur, grant and create Permitted Encumbrances to the extent permitted by the OT Bridge Funding Agreement. The security interest granted hereby will be subordinate to any Permitted Encumbrance that (i) has been or may be incurred, granted or created in accordance with the OT Bridge Funding Agreement (including security granted to the lenders providing the OT Project Financing, provided that such OT Project Financing will permit the Debtor to fully comply with its obligations under Section 7.2(f) of the OT Bridge Funding Agreement and Section 8(e) of the OT Interim Funding Agreement, failing which compliance the security interest granted hereby will not be subordinate to any such security granted to such lenders and will be deemed never to have been so subordinate), (ii) is held by a creditor which is not an Affiliate of, and deals at arm’s length with, the Debtor, and (iii) to the extent required by applicable law is properly registered or perfected in accordance with applicable law and is otherwise valid and enforceable as against the Debtor, ordinary unsecured creditors, and any trustee in bankruptcy, receiver or similar official appointed in respect of the Debtor or the Collateral.

(2) The Secured Party will release and discharge the security interest granted hereby upon the prepayment or repayment in full of the Obligations and the subsequent termination of the OT Bridge Funding Agreement and the OT Interim Funding Agreement.

3.03	Registration of Securities

The Secured Party may have any Securities registered in its name or in the name of its nominee and will be entitled but not required to exercise any of the rights that any holder of such Securities may at any time have. However, until an Event of Default has occurred and the Secured Party has exercised any of its rights and remedies pursuant to Section 4.01, the Debtor will be entitled to exercise, in a manner not prejudicial to the interests of the Secured Party or which would not violate or be inconsistent with this Agreement, all voting power from time to time exercisable in respect of the Securities. The Secured Party will not be responsible for any loss occasioned by its exercise of any of such rights or by failure to exercise the same within the time limited for the exercise thereof. The Debtor must from time to time forthwith upon the request of the Secured Party deliver to the Secured Party those Securities requested by the Secured Party duly endorsed for transfer to the Secured Party or its nominee.

3.04	Notification of Account Debtors

Before an Event of Default occurs, the Secured Party may give notice of this Agreement and the security granted hereby to any account debtor of the Debtor or to any other person liable to the Debtor and, after the occurrence of an Event of Default and the exercise by the Secured Party of any of its rights and remedies pursuant to Section 4.01, may give notice to any such account debtors or other person to make all further payments to the Secured Party. Any payment or other proceeds of Collateral received by the Debtor from account debtors or from any other person liable to the Debtor after the occurrence of such Event of Default and exercise of such rights and remedies will be held by the Debtor in trust for the Secured Party and must be held separate and apart from other money of the Debtor and paid over to the Secured Party on request.

3.05	Application of Funds

All money collected or received by the Secured Party in respect of the Collateral may be applied on account of such parts of the Obligations as the Secured Party in its sole discretion determines, or may be held unappropriated in a collateral account, or in the discretion of the Secured Party may be released to the Debtor, all without prejudice to the Secured Party’s rights against the Debtor.

ARTICLE 4—REMEDIES

4.01	Remedies

In addition to any right or remedy otherwise provided herein or by law, on or after the occurrence of any Event of Default that has not been either cured or waived and after the Obligations or any of them have become immediately due and payable, the Secured Party will have the rights and remedies set out below, all of which may be enforced successively or concurrently:

(a)	the Secured Party may take possession of the Collateral and require the Debtor to assemble the Collateral and deliver or make the Collateral available to the Secured Party at such places as may be specified by the Secured Party, and neither the Secured Party nor any Receiver will be or be deemed to be a mortgagee in possession by virtue of any such actions;

(b)	the Secured Party may take such steps as it considers desirable to maintain, preserve or protect the Collateral;

(c)	the Secured Party may carry on, or concur in the carrying on of, all or any part of the business of the Debtor;

(d)	the Secured Party may have, exercise or enforce any rights of the Debtor in respect of the Collateral;

(e)	the Secured Party may sell, lease or otherwise dispose of the Collateral at public auction, by private tender, by private sale or otherwise either for cash or upon credit, upon such terms and conditions as the Secured Party may determine and without notice to the Debtor unless required by law;

(f)	the Secured Party may accept all or any part of the Collateral in total or partial satisfaction of the Obligations in the manner provided by law;

(g)	the Secured Party may, for any purpose specified herein, including for the maintenance, preservation or protection of any Collateral or for carrying on any of the business or undertaking of the Debtor, borrow money on the security of the Collateral, which security will rank in priority to the security granted hereby;

(h)	the Secured Party may occupy and use all or any of the premises, buildings and plants occupied by the Debtor and use all or any of the Equipment and other property of the Debtor for such time as the Secured Party requires to facilitate the realization of the Collateral, free of charge and the Secured Party will not be liable for any rent, charges, depreciation or damages in connection with such actions, nor will the Secured Party or any Receiver be or be deemed to be a mortgagee in possession by virtue of any such actions;

(i)	the Secured Party may appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the whole or any part of the Collateral and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and

(j)	the Secured Party may discharge any claim, lien, mortgage, charge, security interest, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith will be added to the Obligations.

4.02	Powers of the Receiver

Any Receiver will have all of the rights and powers that the Secured Party is entitled to exercise pursuant to Section 4.01 but the Secured Party will not be in any way responsible for any misconduct or negligence of any such Receiver.

4.03	Liability of Secured Party

The Secured Party may, without discharging or in any way affecting the security created by this Agreement or any remedy of the Secured Party, (i) grant extensions of time, (ii) take and perfect or abstain from taking and perfecting security, (iii) give up securities, (iv) accept compositions or compromises, (v) grant releases and discharges, and (vi) release any part of the Collateral or otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Collateral and other security, in each case as the Secured Party sees fit without prejudice to the liability of the Debtor to the Secured Party or the Secured Party’s rights hereunder.

4.04	Liability of Secured Party

The Secured Party will not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and is not bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Secured Party, the Debtor or any other person in respect of the Collateral. In the exercise of its rights and the performance of its obligations, the Secured Party will only be liable for gross negligence or wilful misconduct.

4.05	Proceeds of Realization

The Secured Party may apply any proceeds of realization of the Collateral to payment of costs, fees and expenses, including those related to the realization of the Collateral, and the Secured Party may apply any balance to payment of all other Obligations in such order as the Secured Party sees fit. If there is any surplus remaining, the Secured Party may pay it to any person entitled thereto by law of whom the Secured Party has knowledge and any balance remaining may be paid to the Debtor. If the realization of the Collateral fails to satisfy the Obligations, the Debtor will be liable to pay any deficiency to the Secured Party.

ARTICLE 5—GENERAL

5.01	Waivers of Legal Limitations

To the fullest extent permitted by law, the Debtor waives all of the rights, benefits and protections that is given by the provisions of any law that imposes limitations upon the powers, rights or remedies of a secured party, including any law that limits the rights of a secured party to both seize Collateral and sue for any deficiency following realization of Collateral.

5.02	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

5.03	Entire Agreement

This Agreement has been entered into pursuant to the provisions of the OT Bridge Funding Agreement and the OT Interim Funding Agreement and is subject to all the terms and conditions thereof and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the OT Bridge Funding Agreement, the rights and obligations of the parties will be governed by the provisions of the OT Bridge Funding Agreement or, if no Obligations remain outstanding under the OT Bridge Funding Agreement, the OT Interim Funding Agreement. Except as provided in the previous sentence, this Agreement cancels and supersedes any prior understandings and agreements between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Secured Party and the Debtor with respect to the subject matter hereof except as expressly set forth herein or in the other Transaction Documents.

5.04	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto. No waiver or consent by the Secured Party of or to any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the Secured Party purporting to give the same and, unless otherwise provided in the written waiver or consent, will be limited to the specific breach waived or consent given and will not apply to any other or further breach of or default in this Agreement.

5.05	Assignment

The rights of the Secured Party under this Agreement may only be assigned by the Secured Party as permitted under the OT Bridge Funding Agreement. The Debtor may not assign its obligations under this Agreement whether in whole or in part.

5.06	Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part in any jurisdiction, such invalidity or unenforceability will attach only to such provision or part thereof and only with respect to such jurisdiction and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

5.07	Notices

All notices, payments and other required or permitted communications (each a “Notice”) to either party will be in writing, and will be addressed respectively as follows:

(a)	If to the Secured Party:	Rio Tinto South East Asia Limited
2 Eastbourne Terrace
London, W2 6LG
United Kingdom

	Attention:	Company Secretary
	Fax:	+44 (0)207 781 1827

	with a copy by e-mail to:	GlobalTreasuryOperations@riotinto.com

	and a copy to:	McCarthy Tétrault LLP
Suite 5300
Toronto Dominion Bank Tower
Toronto, Ontario
Canada M5K 1E6

	Attention:	Shea Small
	Fax:	+1 416 868 0673

(b)	If to the Debtor:	Turquoise Hill Resources Ltd.
615 – 999 Canada Place
Vancouver, B.C.
Canada V6C 3E1

	Attention:	General Counsel and Corporate Secretary
	Fax:	+1 604 682 2060

or at such other address of fax number or to such other contact person as a party may give Notice to the other party. All Notices will be given by registered mail with acknowledgement of receipt, or by courier, or by fax, with confirmation by registered mail or courier with acknowledgement of receipt. All Notices will be effective and will be deemed given:

(a)	if delivered by hand, immediately;

(b)	in the case of delivery by mail or courier, two Business Days after the date of posting (if posted or couriered to an address in the same country) or five Business Days after the date of posting (if sent by courier to an address in another country); and

(c)	in the case of fax, on receipt by the sender of a transmission control report from the dispatching machine showing the relevant number of pages and the correct destination fax machine number and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day which is not a Business Day or is received later than 4.00 pm (local time), it will be taken to have been given or made at the commencement of the next Business Day.

5.08	Additional Continuing Security

This Agreement and the security interest, assignment, mortgage and charge granted hereby are cumulative rights which are in addition to and not in substitution for any other security now or hereafter held by the Secured Party and will not affect or be affected by any other rights, remedies and powers of the Secured Party in respect of the Obligations existing in law, in equity or by statute and this Agreement is a continuing agreement and security that will remain in full force and effect until the full and final payment and performance of the Obligations whereupon the Secured Party will, at the request and sole expense of the Debtor and pursuant to Section 3.02(2) hereof, execute such releases and discharges as the Debtor reasonably requires.

5.09	Further Assurances

(1) The Debtor must at its expense from time to time do, execute and deliver, or cause to be done, executed and delivered, all such financing statements, further assignments, documents, acts, matters and things as may be reasonably requested by the Secured Party for the purpose of giving effect to this Agreement or the OT Bridge Funding Agreement or for the purpose of perfecting the Secured Party’s security in the Collateral or establishing compliance with the representations, warranties and covenants herein contained.

(2) The Secured Party will do, execute and deliver, or cause to be done, executed and delivered, all such documents, recordings, filings, acts, matters and things as may be reasonably requested by the Debtor for the purpose of giving effect to this Agreement or the OT Bridge Funding Agreement, including written confirmation of any of the matters referred to in Sections 3.02 hereof in connection with the creation of Permitted Encumbrances to which the security interest granted hereby will be subordinate.

5.10	Discharge

The Debtor will not be discharged from any of the Obligations or from this Agreement except by a release and discharge signed in writing by the Secured Party, which will not be unreasonably withheld, delayed or made subject to conditions by the Secured Party.

5.11	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

5.12	Executed Copy

The Debtor acknowledges receipt of a fully executed copy of this Agreement.

5.13	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original as against any party whose signature appears thereon, and all of which taken together will constitute one and the same instrument. Any manually executed counterpart hereto delivered by facsimile transmission will be deemed delivery of an original counterpart hereto.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement as of the first date written above.

TURQUOISE HILL RESOURCES LTD.

Per:

(authorized signature)

RIO TINTO SOUTH EAST ASIA LIMITED

Per:

(authorized signature)

SCHEDULE E

ORGANIZATIONAL CHART

SCHEDULE F

FINANCIAL INSTITUTIONS

ANZ

Bank of Montréal

Bank of Nova Scotia

Bank of Tokyo Mitsubishi UFJ

Barclays

BBVA

BNP Paribas

CIBC Commonwealth Bank of Australia

Crédit Agricole

Deutsche Bank

HSBC

JP Morgan

Macquarie

Mizuho

Morgan Stanley

National Australia Bank

Natixis

Royal Bank of Canada

Royal Bank of Scotland

Santander

Société Générale

Standard Chartered

Sumitomo Mitsui Banking Corporation

Toronto Dominion

UBS

Westpac

SCHEDULE G

LEGAL OPINIONS

Part A

1.	Borrower

A. Yukon – Lackowicz & Hoffman

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property, carry on business and execute, deliver and perform its obligations under the 2013 MOA and each of the Bridge Funding Facility Documents to which the Borrower is a party;

•	All necessary corporate action taken to authorize execution, delivery and performance of the 2013 MOA and each of the Bridge Funding Facility Documents to which the Borrower is a party;

•	Authorized and issued capital of the Borrower;

•	Due execution and delivery of the 2013 MOA and each of the Bridge Funding Facility Documents to which the Borrower is a party;

•	No consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of the 2013 MOA and each of the Bridge Funding Facility Documents to which the Borrower is a party;

•	Execution, delivery and performance of the 2013 MOA and each of the Bridge Funding Facility Documents to which the Borrower is a party will not conflict with articles, by-laws or Yukon law;

•	Each Collateral Document creates a valid security interest; and

•	Registration made where necessary in the Yukon to perfect the security created by each Collateral Document to which the Borrower is a party.

B. BC – Bull, Housser & Tupper

•	Borrower validly extra-provincially registered in B.C.;

•	Other than PPSA financing statements, no consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of the 2013 MOA and each of the Bridge Funding Facility Documents to which the Borrower is a party;

•	Execution, delivery and performance of the 2013 MOA and each of the Bridge Funding Facility Documents to which the Borrower is a party will not conflict with B.C. law;

•	The 2013 MOA and each Bridge Funding Facility Document that is governed by B.C. law constitutes a legal, valid, binding and enforceable obligation of the Borrower;

•	Borrower a reporting issuer not in default;

•	Borrower has received TSX Warrant Approval from the TSX, subject only to the filing with the TSX of customary documents (and if a condition of TSX Warrant Approval is the obtaining of Shareholder Approval, such Shareholder Approval has been obtained in the manner required by the TSX);

•	Each Collateral Document that is governed by B.C. law creates a valid security interest;

•	Registration made where necessary in B.C. to perfect the security created by each Collateral Document to which the Borrower is a party;

•	Choice of U.K. laws for this Agreement valid;

•	Enforceability of U.K. judgments by a B.C. court; and

•	Perfection by control of certificated Pledged Securities.

2.	English – White & Case, London

•	No consents, licenses, approvals or authorizations of any governmental or other authority or agency in the United Kingdom are required by the Borrower by law for execution of this Agreement and performance of this Agreement;

•	No requirement under English law for the filing of this Agreement with any court or other authority in England and Wales to ensure enforceability or admissibility in evidence;

•	Execution of this Agreement and the performance of this Agreement by the Borrower will not conflict with English law; and

•	This Agreement constitutes legal, valid, binding and enforceable obligations of the Borrower.

3.	Delaware Holdings – Morris, Nichols, Arsht & Tunnell LLP

•	Formation, valid existence and good standing;

•	Requisite limited liability company power and authority and capacity to carry on its business;

•	Borrower is sole member;

•	Interests duly authorized, validly issued, fully paid and non-assessable;

•	No steps taken to appoint receiver or liquidator or to wind up;

•	Enforcement of B.C. judgement by a court in the State of Delaware;

•	Choice of B.C. law for the Delaware Holdings Pledge Agreement and the Borrower BC Pledge Agreement;

•	All necessary corporate actions taken to authorize execution, delivery and performance of the Bridge Funding Facility Documents to which Delaware Holdings is a party;

•	Due execution as a matter of corporate law and delivery of the Bridge Funding Facility Documents to which Delaware Holdings is a party;

•	No consent, approval, authorization, filing, etc., required with courts, regulating authorities, etc., for execution, delivery or performance of the Bridge Funding Facility Documents to which Delaware Holdings is a party or for the execution, delivery and performance by the Borrower of the Borrower BC Pledge Agreement;

•	Pledge by the Borrower of its ownership interests in Delaware Holdings does not violate the constating documents of Delaware Holdings or Delaware law;

•	Registration where necessary in the State of Delaware to perfect the security created by the Delaware Holdings Pledge Agreement and the Borrower BC Pledge Agreement;

•	Execution, delivery and performance of each Bridge Funding Facility Document to which Delaware Holdings is a party will not conflict with the constating documents of Delaware Holdings or Delaware law;

•	Delaware Holdings has taken all necessary corporate action to authorize the transfer of membership interests in it pledged pursuant to the Borrower BC Pledge Agreement including the registration, on the membership transfer register of Delaware Holdings, of the transfer of such membership interest to the Lender or its nominee and any subsequent transfer of such membership interests by the Lender or its nominee in connection with any disposition of such membership interests by the Lender or its nominee;

•	Each of the Bridge Funding Facility Documents to which Delaware Holdings is a party and the Borrower BC Pledge Agreement are in proper form for enforcement in Delaware courts;

•	Stamp taxes;

•	In proceedings undertaking in Delaware, neither Delaware Holdings nor any of its assets is immune from legal action or proceeding; and

•	Priority ranking of Obligations.

4.	Aruba Holdings – VanEps Kunneman VanDoorne

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Not wound up, declared bankrupt or been granted suspension of payment;

•	Authorized and issued share capital;

•	Delaware Holdings is sole shareholder;

•	In proceedings undertaken in Aruba, neither Aruba Holdings nor its assets is immune from legal action or proceeding;

•	Corporate power and authority to execute each of the Bridge Funding Facility Documents to which Aruba Holdings is a party;

•	All necessary corporate action has been taken to authorize the execution of, performance and consummation of the transactions contemplated by the Bridge Funding Facility Documents to which Aruba Holdings is a party;

•	Due execution of the Bridge Funding Facility Documents to which Aruba Holdings is a party;

•	Each of the Bridge Funding Facility Documents to which Aruba Holdings is a party are in proper form for enforcement in Aruban courts;

•	Registration and perfection of security interests in the Delaware Holdings Pledge Agreement and Aruba Holdings Pledge Agreement in Aruba;

•	Stamp taxes;

•	Execution, delivery and performance of the Bridge Funding Facility Documents to which Aruba Holdings is a party will not violate the constating documents of Aruba Holdings or the laws of Aruba;

•	No consent, approval, authorization, etc., required with courts, regulatory authorities, etc. for the execution, delivery and performance of the Delaware Holdings Pledge Agreement or the Aruba Holdings Pledge Agreement;

•	Obligations of Aruba Holdings under each of the Bridge Funding Facility Documents to which Aruba Holdings is a party will rank at least pari passu with all other present or future unsecured and unsubordinated obligations of Aruba Holdings;

•	In proceedings undertaking in Aruba, neither Aruba Holdings nor any of its assets is immune from legal action or proceeding;

•	A judgment rendered by an Aruban court against Delaware Holdings with respect to its payment obligations under the Delaware Pledge Agreement or the Aruba Pledge Agreement would, if requested, be expressed in the currency in which that money is payable;

•	Choice of B.C. law for the Delaware Holdings Pledge Agreement and Aruba Holdings Pledge Agreement is valid;

•	Enforceability of B.C. judgments by an Aruban court; and

•	Aruba Holdings has taken all necessary corporate action to authorize the transfer of shares in it pledged pursuant to the Delaware Pledge Agreement including the registration, on the share transfer register of Aruba Holdings, of the transfer of such pledged shares to the Lender or its nominee and any subsequent transfer of such pledged shares by the Lender or its nominee in connection with any disposition of the such pledged shares by the Lender or its nominee.

5.	THR BVI – Harney Westwood & Riegels

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital;

•	Aruba Holdings is sole shareholder;

•	Execution, delivery and performance by the Borrower, Aruba Holdings and the Lender of the Aruba Holdings Pledge Agreement will not conflict with the laws of the British Virgin Islands or the constating documents of THR BVI;

•	Shares of THR BVI constitute personal property under the laws of the British Virgin Islands and are capable of being the subject matter of a mortgage, charge or other security interest which is governed by the laws of B.C. and the federal laws of Canada applicable therein;

•	The Aruba Pledge Agreement and THR BVI Pledge Agreement creates a valid security interest;

•	Registration and perfection in connection with the Aruba Holdings Pledge Agreement and THR BVI Pledge Agreement;

•	Priority of security interests created by the Aruba Holdings Pledge Agreement and THR BVI Pledge Agreement;

•	Choice of B.C. Law for the Aruba Holdings Pledge Agreement and THR BVI Pledge Agreement is valid;

•	Enforcement of B.C. judgements by the courts of the British Virgin Islands;

•	Pledge by Aruba Holdings of the shares of THR BVI does not violate the constating documents of THR BVI;

•	THR BVI has taken all necessary corporate action to authorize the transfer of its shares pledged pursuant to the Aruba Holdings Pledge Agreement including the registration, on the share transfer register of THR BVI, of the transfer of such pledged shares to the Lender or its nominee and any subsequent transfer of such pledged shares by the Lender or its nominee in connection with any disposition of such pledged shares by the Lender or its nominee;

•	Corporate power and authority for THR BVI to enter into and perform its obligations under Bridge Funding Facility Documents to which THR BVI is a party;

•	All necessary corporate action taken to authorize the execution, delivery and performance of the Bridge Funding Facility Documents to which THR BVI is a party;

•	Due execution and delivery of each of the Bridge Funding Facility Documents to which THR BVI is a party;

•	The THR BVI Pledge Agreement has been executed in accordance with the laws of the British Virgin Islands and constitutes a legal, valid, binding and enforceable obligation of THR BVI;

•	Execution, delivery and performance by THR BVI of each Bridge Funding Facility Document to which THR BVI is a party does not conflict with its constating documents or the laws of the British Virgin Islands;

•	No license, authorization, permission or consent is required from any public authority or governmental agency for the execution, delivery and performance of the Bridge Funding Facility Documents to which THR BVI is a party;

•	Registration requirements, if any, in order to ensure the legality, validity, perfection and enforceability or admissibility into evidence of the THR BVI Pledge Agreement; and

•	In proceedings undertaken in the British Virgin Islands, neither THR BVI nor its assets is immune from legal action or proceeding.

6.	THR Mines – Bull, Housser & Tupper

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital;

•	Borrower is sole shareholder;

•	Corporate power and capacity to execute, deliver and performance its obligations under each Bridge Funding Facility Documents to which THR Mines is a party;

•	All necessary corporate action taken to authorize execution, delivery and performance of the Bridge Funding Facility Documents to which THR Mines is a party;

•	Due execution and delivery of the Bridge Funding Facility Documents to which THR Mines is a party;

•	No consent, approval, authorization, filing, etc. required with courts, regulatory authorities, etc. for execution, delivery or performance of Bridge Funding Facility Documents to which THR Mines is a party;

•	Execution, delivery and performance of the Bridge Funding Facility Documents to which THR Mines is a party will not conflict with the constating documents of THR Mines or B.C. law;

•	Registration made where necessary in B.C. to perfect security created by THR Mines Turquoise Hill Coop Deed of Pledge of Membership Interest, Borrower and THR Mines Deed of Pledge of Intercompany Debt and the Borrower BC Pledge Agreement;

•	Each Bridge Funding Facility Document to which THR Mines is a party that is governed by B.C. law constitutes a legal, valid binding and enforceable obligation of THR Mines;

•	THR Mines has taken all necessary corporate action to authorize the transfer of shares in it pledged pursuant to the Borrower BC Pledge Agreement including the registration, on the share transfer register of THR Mines, of the transfer of such pledged shares to the Lender or its nominee and any subsequent transfer of such pledged shares by the Lender or its nominee in connection with any disposition of the such pledged shares by the Lender or its nominee; and

•	Pledge by the Borrower of its ownership interests in THR Mines does not violate the constating documents of THR Mines or BC law.

7.	Turquoise Hill Coop – DLA Piper Nederland N.V.

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Attaching extract from Chamber of Commerce trade register and company certified copy of membership register;

•	Corporate power and authority to enter into and perform its obligations under Bridge Funding Facility Documents to which Turquoise Hill Coop is party;

•	All necessary corporate action taken to authorize the execution, delivery and performance of the Bridge Funding Facility Documents to which Turquoise Hill Coop is a party;

•	Due execution and delivery of each of the Bridge Funding Facility Documents to which Turquoise Hill Coop is a party;

•	Borrower Turquoise Hill Coop Deed of Pledge of Membership Interest, Turquoise Hill Coop OT NBV Deed of Pledge of Membership Interest and the THR Mines Share Pledge, when signed by the applicable civil law notary acting as an attorney on behalf of Turquoise Hill Coop, has been duly executed by Turquoise Hill Coop;

•	Each of the Turquoise Hill Coop OT NBV Deed of Share Pledge, the Borrower Turquoise Hill Coop Deed of Pledge of Membership Interest, THR Mines Turquoise Hill Coop Deed of Pledge of Membership Interest, Borrower and THR Mines Deed of Pledge of Intercompany Debt and Turquoise Hill Coop Deed of Pledge of Intercompany Debt has been executed in accordance with the applicable laws of the Netherlands and constitute legal, valid, binding and enforceable obligations of Turquoise Hill Coop and the other parties thereto;

•	The pledged ownership interests of Turquoise Hill Coop have been duly created and are free clear of any other claims, liens or encumbrances and are not issued in violation of any pre-emptive or similar rights;

•	Ownership by the Borrower and THR Mines of the applicable membership interests of Turquoise Hill Coop is valid and lawful;

•	Transfer of voting rights under the Borrower Turquoise Hill Coop Deed of Pledge of Membership Interest, the THR Mines Turquoise Hill Coop Deed of Pledge of Membership Interest and the Turquoise Hill Coop OT NBV Deed of Share Pledge constitutes an effective transfer of voting rights;

•	Termination of membership upon winding up or resolution of member;

•	Voluntary termination of membership interests in Turquoise Hill Coop;

•	On the occurrence of an Enforcement Event, the Lender would become a member of Turquoise Hill Coop;

•	Execution, delivery and performance by Turquoise Hill Coop of each Bridge Funding Facility Documents to which Turquoise Hill Coop is a party does not conflict with its constating documents or the laws of the Netherlands;

•	No license, authorization, permission or consent is required from any public authority or governmental agency for the execution, delivery and performance of the Bridge Funding Facility Documents to which Turquoise Hill Coop is a party;

•	Registration requirements, if any, in order to ensure the legality, validity, perfection and enforceability or admissibility into evidence of the THR Mines Turquoise Hill Coop Deed of Pledge of Membership Interest, Borrower Turquoise Hill Coop Deed of Pledge of Membership Interest, Turquoise Hill Coop OT NBV Deed of Share Pledge, Borrower and THR Mines Deed of Pledge of Intercompany Debt, and Turquoise Hill Coop Deed of Pledge of Intercompany Debt;

•	Turquoise Hill Coop has taken all necessary corporate action to authorize the transfer of its membership interests pledged pursuant to the Borrower Turquoise Hill Coop Deed of Pledge of Membership Interest and the THR Mines Turquoise Hill Deed of Pledge of Membership Interest;

•	Priority ranking of obligations;

•	In proceedings undertaken in the Netherlands, neither Turquoise Hills Netherlands nor any of its assets is immune from legal action or proceeding;

•	Choice of U.K. law for this Agreement is valid;

•	Enforceability of U.K. judgement by courts of the Netherlands;

•	The submission to the jurisdiction of the courts of England is valid and binding; and

•	No stamp duty and no withholding tax

8.	OT NBV – DLA Piper Nederland N.V.

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Attaching extract from Chamber of Commerce trade register showing authorized and issued capital and company certified copy of share register;

•	Corporate power and authority to enter into and perform its obligations under the Bridge Funding Facility Documents to which OT NBV is a party;

•	All necessary corporate action taken to authorize the execution, delivery and performance of the Bridge Funding Facility Documents to which OT NBV is a party;

•	Due execution and delivery of each of the Bridge Funding Facility Documents to which OT NBV is a party;

•	The Turquoise Hill Coop OT NBV Deed of Share Pledge and OT NBV Deed of Pledge of Intercompany Debt, when signed by the applicable civil law notary acting as an attorney on behalf of OT NBV have been duly executed by OT NBV;

•	The Turquoise Hill Coop OT Deed of Share Pledge and the OT NBV Deed of Pledge of Intercompany Debt have been executed in accordance with the applicable laws of the Netherlands and constitutes the valid and legally binding obligation of OT NBV and the other parties thereto enforceable in accordance with its terms;

•	The pledged shares of OT NBV have been duly issued and are fully paid and not assessable and are free and clear of any security interests and any other claims, liens or incumbrances and are not issued in violation of any pre-emptive or similar rights;

•	Ownership by Turquoise Hill Coop of the pledged shares of OT NBV is valid and lawful;

•	Transfer of voting rights under the Turquoise Hill Coop OT NBV Deed of Share Pldge constitutes an effective transfer of voting rights;

•	Execution, delivery and performance by OT NBV of each of the Bridge Funding Facility Documents to which OT NBV is a party does not conflict with its constitutional documents or the laws of the Netherlands;

•	No license, authorization, permission or consent is required from any public authority or governmental agency for the execution, delivery and performance of the Bridge Funding Facility Documents to which OT NBV is a party;

•	Registration requirements, if any, or any other action required in order to ensure the legality, validity, perfection, enforceability or admissibility (into evidence) of the Turquoise Hill Coop OT NBV Deed of Share Pledge and the OT NBV Deed of Pledge of Intercompany Debt;

•	Priority ranking of obligations;

•	Choice of U.K. law for this Agreement is valid;

•	Enforceability of U.K. judgement by Courts of the Netherlands;

•	OT NBV has taken all necessary corporate action to authorize the transfer of its ownership interests pledged pursuant to the Turquoise Hill Coop OT NBV Deed of Share Pledge;

•	The submission to the jurisdiction of the courts of England is valid and binding; and

•	No stamp duty and no withholding tax.

9.	Movele – Kaufhold Ossola & Associes

•	Incorporation, valid existence and good standing;

•	No records regarding bankruptcy adjudication, filing for moratorium or reprieve from payment, controlled management or general settlement or composition with creditors;

•	Corporate power and capacity to own property and carry on business;

•	Valid registration with Luxembourg Trade and Companies Register;

•	Authorized and issued share capital;

•	Turquoise Hill Luxembourg is the sole shareholder;

•	Pledge of Movele shares by Turquoise Hill Coop pursuant to the Turquoise Hill Coop Luxembourg Pledge Agreement has been authorized;

•	Corporate power and authority to enter into and perform its obligations under the Bridge Funding Facility Documents to which Movele is a party;

•	All necessary corporate action taken to authorize the execution, delivery and performance of the Bridge Funding Facility Documents to which Movele is a party;

•	Due execution and delivery of each of the Bridge Funding Facility Documents to which Movele is a party;

•	The Movele Pledge Agreement has been executed in accordance with the applicable laws of Luxembourg and constitutes a legal, valid, binding and enforceable obligations of Movele and the other parties thereto;

•	No license, authorization, permission or consent is required from any public authority or governmental agency for the execution, delivery and performance of the Bridge Funding Facility Documents to which it is a party;

•	Registration requirements, if any, in order to ensure the legality, validity, perfection and enforceability of the Movele Pledge Agreement;

•	Execution, delivery and performance of the Bridge Funding Facility Document to which Movele is a party will not breach its constating documents or the laws of Luxembourg;

•	The Movele Pledge Agreement creates a valid security interest;

•	The pledged shares of Movele have been duly issued and are fully paid and not assessable and are free and clear of any security interests and any other claims, liens or encumbrances and are not issued in violation of any pre-emptive or similar rights;

•	Priority ranking of obligations;

•	Ownership by Turquoise Hill Luxembourg of the pledged shares of Movele is valid and lawful;

•	Tranfer of voting rights under the Turquoise Hill Luxembourg Pledge Agreement constitutes an effective transfer of voting rights;

•	Choice of U.K. law for this Agreement;

•	Enforceability of U.K. judgement by Courts of Luxembourg;

•	Movele has taken all necessary corporate action to authorize the transfer of its ownership interests pledged pursuant to the Turquoise Hill Luxembourg Pledge Agreement; and

•	In proceedings undertaken in Luxembourg, neither Movele nor any of its assets is immune from legal action or proceeding.

10.	Turquoise Hill Luxembourg – Kaufhold Ossola & Associes

•	Establishment and registration, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Valid registration with Luxembourg Trade and Companies Register;

•	Authorized and issued share capital;

•	Priority ranking of obligations;

•	In proceedings undertaken in Luxembourg, neither Turquoise Hill Luxembourg nor any of its assets is immune from legal action or proceeding;

•	Location of head office;

•	No records regarding bankruptcy adjudication, filing for moratorium or reprieve from payment, controlled management or general settlement or composition with creditors;

•	Corporate power and capacity to execute, deliver and perform its obligations under the Bridge Funding Facility Documents to which Turquoise Hill Luxembourg is a party;

•	All necessary corporate action taken to authorize the execution, delivery and perform its obligations under the Bridge Funding Facility Documents to which Turquoise Hill Luxembourg is a party;

•	Due execution and delivery of each Bridge Funding Facility Document to which Turquoise Hill Luxembourg is a party;

•	No consent, approval, authorization, filing, etc., required with courts, regulatory authorities, etc. for execution, delivery or performance of each Bridge Funding Facility Document to which Turquoise Hill Luxembourg is a party;

•	Execution, delivery and performance of the Bridge Funding Facility Documents to which Turquoise Hill Luxembourg is a party will not conflict with its constating documents or the laws of Luxembourg;

•	Turquoise Hill Luxembourg Pledge Agreement creates a valid security interest;

•	Registration where necessary in Luxembourg to perfect the Security interest by the Turquoise Hill Luxembourg Pledge Agreement;

•	Turquoise Hill Luxembourg Pledge Agreement constitutes a legal, valid, binding and enforceable obligation of Turquoise Hill Luxembourg;

•	Enforceability of U.K. laws for this Agreement valid; and

•	Enforceability of U.K. judgment by the Courts of Luxembourg.

Part B

1.	OT LLC—Lynch & Mahoney

•	Incorporation, valid existence and good standing;

•	Corporate power and capacity to own property and carry on business;

•	Authorized and issued share capital;

•	Erdenes, THR BVI and OT NBV are sole shareholders; and

•	Opinions relating to licenses, license areas and surface rights as provided in the November 28, 2011 opinion delivered in connection with the signing of the PPA, as updated if required.

SCHEDULE H

FORM OF FUNDING REQUEST

- See Attached -

To:	Rio Tinto International Holdings Limited (“Rio Tinto”)

And To:	Rio Tinto South East Asia Limited (the “Lender”)

Re:	Required funds for the month ended •, 2013 U.S.$• (the “Required Funds”)

(Amounts in thousands of U.S. dollars)

REQUIRED FUNDS	$	•

(Amounts in thousands of U.S. dollars)

Available Funds (for the month ending •, 201•)
A	OT Account Balance (as of the date of this Request Notice)	$•
B	Less Maximum Permitted OT Bank Account Reserve	$•
	Less Monthly Estimate	$•
	AVAILABLE OT FUNDS (Difference of A and B)	$•
	Less Required Funds	$•
	Less Expected •, 201• interest payment (the “Interest Amount”)	$•
	Funding Call Deficiency (if required)	$•

Reference is made to the medium term OT bridge funding agreement dated as of August •, 2013 between Turquoise Hill Resources Ltd., as borrower, and the Lender, as lender (the “OT Bridge Funding Agreement”).

Pursuant to the Funding Notice dated •, 2013 regarding the Required Funds for the month of • 2013 delivered to the undersigned in accordance with Section 44 of the heads of agreement dated December 8, 2010, (as amended, supplemented or restated from time to time, the “Heads of Agreement”) between the undersigned and Rio Tinto, the undersigned hereby: (check as applicable)

☐ Confirms that it has sufficient Available OT Funds to meet the request for Required Funds.

OR

☐ Confirms that it has sufficient availability under the Interim Funding Facility in the amount of $• to meet the Funding Call Deficiency.

OR

☐ Confirms that it has concurrently requested a drawdown under the Interim Funding Facility in the amount of $•, such amount being insufficient to meet the Funding Call Deficiency in full; that there will be no remaining availability under the Interim Funding Facility after such drawdown occurs; and that has no remaining or other sources of funds as of the date hereof other than US$30,000,000 in the aggregate.

OR

☐ Confirms that there is no availability under the Interim Funding Facility and that it has no remaining or other sources of funds as of the date hereof other than US$30,000,000 in the aggregate.

AND

☐ Requests a Loan under the Bridge Facility in the amount of $•, such amount (together with the concurrent drawdown requested under the Interim Funding Facility, if applicable) being sufficient to meet the Funding Call Deficiency.

The undersigned certifies the following to the best of his knowledge and belief:

• No event or circumstance giving rise to a Material Adverse Effect has occurred in accordance with the terms of the OT Bridge Funding Agreement or will occur from the applicable advance of the Loan to the Borrower;

• No event has occurred and is continuing which constitutes an Event of Default or which, with the giving of notice or the lapse of time, or both, would constitute an Event of Default and that no Event of Default will result directly or indirectly from the applicable advance of the Loan to the Borrower in accordance with the terms of the OT Bridge Funding Agreement;

• Each representation and warranty set forth in Article 12 of the OT Bridge Funding Agreement is true and correct; and

• The Borrower is in compliance with its covenants under the Transaction Documents to which it is a party including for greater certainty the provisions of Article 11 of the OT Bridge Funding Agreement.

[Certifications pursuant to Subsection 4.2(f), Subsection 4.2(g) and Subsection 4.2(h) of the OT Bridge Funding Agreement to be included in any subsequent Funding Request delivered after the first Funding Request hereunder.]

All capitalized terms used herein shall have the meanings ascribed to such terms in the Heads of Agreement and the OT Bridge Funding Agreement, as applicable. Unless otherwise indicated herein, all references to currency herein are to lawful money of the United States and, for greater certainty, “$” means United States dollars.

The undersigned hereby irrevocably authorizes and directs the Lender to:

1.	[In the case of the first Loan made under the Bridge Facility, to deduct $• from such Loan (with such amount representing the Short Term Loan Amount) from the amount of such Loan and apply such amount to the repayment in full of the Short Term Loan Facility.]

2.	[Application of draw and amount of each tranche and date of each tranche, if applicable to be inserted.]

Dated •, 2013

TURQUOISE HILL RESOURCES LTD.

Per:
Chief Financial Officer

SCHEDULE I

PLEDGED INTER-COMPANY DEBT

- See Part A of Schedule C -

SCHEDULE J

FLOW OF INVESTMENT FUNDS

[Flow of investment funds and bank account information redacted as commercially sensitive information.]

PART A – Borrower Wire Transfer Instructions

[*****]

PART B – Flow of Funds through Funding Holdcos

[*****]

SCHEDULE K

PLEDGE AGREEMENTS

1.	Pledge Agreement dated as of the date hereof made by the Borrower in favour of the Lender pursuant to which all of the Borrower’s ownership interest in Delaware Holdings and THR Mines and all Debt representing Inter-Company Debt held by the Borrower is pledged to the Lender (the “Borrower BC Pledge Agreement”);

2.	Pledge Agreement dated as of the date hereof made by Aruba Holdings in favour of the Lender pursuant to which all of Aruba Holdings’ ownership interest in THR BVI and all Debt representing Inter-Company Debt held by Aruba Holdings is pledged to the Lender (the “Aruba Holdings Pledge Agreement”);

3.	Pledge Agreement dated as of the date hereof made by Delaware Holdings in favour of the Lender pursuant to which all of Delaware’s Holdings’ ownership interest in Aruba Holdings and any Debt representing Inter-Company Debt held by Delaware Holdings is pledged to the Lender (the “Delaware Holdings Pledge Agreement”);

4.	Dutch law governed Notarial Deed of Pledge dated as of the date hereof made by the Borrower in favour of the Lender pursuant to which all of the Borrower’s ownership interest in Turquoise Hill Coop is pledged to the Lender (the “Borrower Turquoise Hill Coop Deed of Pledge of Membership Interest”);

5.	Dutch law governed Notarial Deed of Pledge dated as of the date hereof made by Turquoise Hill Coop in favour of the Lender pursuant to which all of Turquoise Hill Coop’s ownership interest in OT NBV is pledged to the Lender (the “Turquoise Hill Coop OT NBV Deed of Share Pledge”);

6.	Dutch law governed Notarial Deed of Pledge dated as of the date hereof made by THR Mines in favour of the Lender pursuant to which all of THR Mines’ ownership interest in Turquoise Hill Coop is pledged to the Lender (the “THR Mines Turquoise Hill Coop Deed of Pledge of Membership Interest”);

7.	Dutch law governed private deed of disclosed pledge dated as of the date hereof made by the Borrower and THR Mines in favour of the Lender pursuant to which any Debt representing Inter-Company Debt held by it in Turquoise Hill Coop is pledged to the Lender (the “Borrower and THR Mines Deed of Pledge of Intercompany Debt”);

8.	Dutch law governed private deed of disclosed pledge dated as of the date hereof made by Turquoise Hill Coop in favour of the Lender pursuant to which any Debt representing Inter-Company Debt held by it in OT NBV is pledged to the Lender (the “Turquoise Hill Coop Deed of Pledge of Intercompany Debt”);

9.	Luxembourg law Pledge Agreement dated as of the date hereof made by the Borrower acting through Turquoise Hill Luxembourg in favour of the Lender pursuant to which all of Turquoise Hill Luxembourg’s ownership interest in Movele and any Debt representing Inter-Company Debt held by it is pledged to the Lender (the “Turquoise Hill Luxembourg Pledge Agreement”);

10.	Luxembourg law Pledge Agreement dated as of the date hereof made by Movele, in favour of the Lender pursuant to which any Debt representing Inter-Company Debt held by it is pledged to the Lender (the “Movele Pledge Agreement”);

11.	Dutch law governed private deed of disclosed pledge dated as of the date hereof made by OT NBV in favour of the Lender pursuant to which any Debt representing Inter-Company Debt held by it is pledged to the Lender (the “OT NBV Deed of Pledge of Intercompany Debt”); and

12.	Pledge Agreement dated as of the date hereof made by THR BVI in favour of the Lender pursuant to which any Debt representing Inter-Company Debt held by it is pledged to the Lender (the “THR BVI Pledge Agreement”).

SCHEDULE L

PLEDGED SECURITIES

Pledged Subsidiary	Pledgor	Class of Capital Stock	No. of Shares/Units	Certificate No.	Location of Shares/Units
Turquoise Hill Netherlands Coöperatief U.A. (Netherlands)	Turquoise Hill Resources Ltd.	80% membership interest	No shares (membership interest)	n/a	share certificates are not issued in the Netherlands

Turquoise Hill Netherlands Coöperatief U.A. (Netherlands)	THR Mines (BC) Ltd.	20% membership interest	No shares (membership interest)	n/a	share certificates are not issued in the Netherlands

THR Mines (BC) Ltd.	Turquoise Hill Resources Ltd.	Common	238	1 – 40	Vancouver office safe

THR Delaware Holdings LLC (Delaware)	Turquoise Hill Resources Ltd.	Unit	1	1	Vancouver office safe

Turquoise Hill Luxembourg – Ivanhoe Mines Ltd. Luxembourg Branch (Luxembourg)	Turquoise Hill Resources Ltd.	n/a	n/a	n/a	No shares are issued as this is a branch office

THR Aruba Holdings LLC A.V.V. (Aruba)	THR Delaware Holdings LLC (Delaware)	shares	2	5	Vancouver office safe

Movele S.a.r.l. (Luxembourg)	Turquoise Hill Luxembourg – Ivanhoe Mines Ltd. Luxembourg Branch (Luxembourg)	- Ordinary shares: 16,702, par value of US$1 each. - Mandatory Preferred Redeemable Shares: 61,457,848, par value of US$1 each.	n/a	n/a	Share register

Oyu Tolgoi Netherlands B.V. (Netherlands)	Turquoise Hill Netherlands Coöperatief U.A. (Netherlands)	180 Ordinary shares of EUR 100 each	180	n/a	share certificates are not issued in the Netherlands

THR Oyu Tolgoi Ltd. (BVI)	THR Aruba Holdings LLC A.V.V. (Aruba)	Ordinary share	1	3	Vancouver office safe

SCHEDULE M

COLLATERAL DOCUMENTS—REGISTRATIONS

1.	Evidence of the registration of the THR BVI Pledge Agreement in the register of charges of THR BVI pursuant to section 162 of the BVI Business Companies Act, 2004 (the “BCA”) and the Register of Registered Charges at the British Virgin Islands Registry of Corporate Affairs for THR BVI pursuant to section 163 of the BCA.

2.	The Lender has received a copy of the Register of Members of THR BVI including a notation with reference to the Aruba Holdings Pledge Agreement entered pursuant to section 66(8) of the BCA and evidence of the registration of the annotated Register of Members of THR BVI at the Registry pursuant to section 231 of the BCA.

3.	Filing of UCC-1 financing statement in Delaware against Delaware Holdings.

4.	Filing of financing statement under the Personal Property Security Act (British Columbia) against each of the Borrower, THR Mines, Delaware Holdings, Aruba Holdings, THR BVI, Turquoise Hills Coop, OT NBV, Turquoise Hills Luxembourg and Movele.

5.	Registration of the pledge created under the Turquoise Hill Luxembourg Pledge Agreement in the shareholders’ register of Movele.